As filed with the Securities and Exchange Commission on October 19, 2004

Registration No. 333-118620

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Corus Pharma, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	91-2094307
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2025 1st Avenue, Suite 800

Seattle, Washington 98121

(206) 728-5090

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

A. BRUCE MONTGOMERY, M.D.

PRESIDENT AND CHIEF EXECUTIVE OFFICER

2025 1ST AVENUE, SUITE 800

SEATTLE, WASHINGTON 98121

(206) 728-5090

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Stephen M. Graham	Mark B. Weeks
Alan C. Smith	John W. Robertson
Dennis E. Michaels	Jeffry A. Shelby
Orrick, Herrington & Sutcliffe LLP	Heller Ehrman White & McAuliffe LLP
719 2nd Avenue, Suite 900	701 5th Avenue, Suite 6100
Seattle, Washington 98104	Seattle, Washington 98104
(206) 839-4300	(206) 447-0900

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated October 19, 2004

PROSPECTUS

             Shares

Common Stock

This is Corus Pharma, Inc.’s initial public offering. Corus Pharma, Inc. is selling all of the shares.

We expect the public offering price to be between $             and $             per share. Currently, no public market exists for the shares. We have applied to have our common stock quoted on the NASDAQ National Market under the symbol “CSPH.”

Investing in our common stock involves risks that are described in the “ Risk Factors” section beginning on page 7 of this prospectus.

	Per Share	Total
Public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to Corus Pharma, Inc.	$	$

The underwriters may also purchase up to an additional              shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2004.

Merrill Lynch & Co.

Pacific Growth Equities, LLC

SunTrust Robinson Humphrey

JMP Securities

The date of this prospectus is                     , 2004.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and the related notes, before making an investment decision.

Corus Pharma, Inc.

Overview

We are a biopharmaceutical company focused on the development and commercialization of novel applications and formulations of known therapeutics to treat severe respiratory diseases. According to the American Lung Association, respiratory diseases are the third most common cause of death in the United States, responsible for one in seven deaths. Our goal is to provide respiratory patients facing limited therapeutic options with innovative treatments that improve their medical condition and enhance their quality of life. We currently have two product candidates in late-stage clinical development and several proprietary programs in preclinical development. Our two most advanced product candidates focus on cystic fibrosis, or CF, and severe persistent asthma, two of the most severe respiratory diseases in the United States.

Our most advanced product candidate, Corus 1020, is designed to treat respiratory infections such as Pseudomonas aeuroginosa, or P. aeruginosa, in CF patients using an inhalable form of an antibiotic called aztreonam. According to the Cystic Fibrosis Foundation, or CFF, there are approximately 30,000 CF patients in the United States and 33,000 CF patients throughout the rest of the world. Approximately 60% of CF patients in the United States are infected with P. aeruginosa, the predominant bacteria infecting the lungs of CF patients. Despite improvements in therapies and enhanced understanding of the disease in the last ten years, there is still no cure for CF and, according to the CFF, the current median life expectancy of a CF patient is 33.4 years. According to the CFF, more than 90% of CF patients ultimately die from lung destruction resulting from the inflammatory response to chronic lung infections.

We believe that Corus 1020 would be an attractive therapy for the management of respiratory infections in CF patients, and may offer significant advantages over existing therapies. We have recently completed a Phase II clinical trial of Corus 1020 and expect to complete the analysis of the study data in late 2004. We anticipate the commencement of Phase III clinical trials in early 2005, and we expect to complete these trials by the end of 2005. We plan to submit a new drug application, or NDA, for Corus 1020 in 2006. Corus 1020 was granted orphan drug status in the United States in March 2002 and in the European Union, or EU, in June 2004. Generally, the U.S. Food and Drug Administration, or FDA, or foreign regulatory agencies may grant orphan drug designation to drugs intended to treat a rare disease or condition. If approved, orphan drug status would give Corus 1020 market exclusivity for the same drug for the same use for seven years in the United States and ten years in the EU. We do not expect to achieve final approval of the NDA, if at all, until at least 2007 or, if we are able to obtain priority review from the FDA, the second half of 2006.

Our second product candidate, Corus 1030, is inhaled lidocaine for the treatment of patients suffering from the most severe persistent forms of asthma. Based on our internal marketing research, we estimate that of the approximately 700,000 patients who are classified by the National Institutes of Health as suffering from severe persistent asthma, 175,000 depend on the use of oral corticosteroids, such as prednisone, to control their disease. Despite the efficacy of oral corticosteroids in treating severe persistent asthma, when used chronically, they can have severe side effects, including osteoporosis, weight gain, adrenal suppression, growth suppression, dermal thinning, hypertension, diabetes, cataracts and muscle weakness. According to a 2003 study in Journal of

Allergy and Clinical Immunology, patients with severe persistent asthma spend $12,813 a year, or nearly five times more, in direct and indirect costs, than those with mild persistent asthma caring for their disease.

We believe that Corus 1030 would offer an attractive alternative to oral corticosteroids in the treatment of asthma, enabling the reduction of oral corticosteroid use by patients with severe persistent asthma while maintaining or improving their lung function. We currently have an ongoing Phase II clinical trial for Corus 1030 in patients with severe persistent asthma who are dependent on the chronic use of oral corticosteroids. We have completed enrollment in this trial and expect the data to be available in early 2005. We anticipate the commencement of pivotal Phase III clinical trials in late 2005, and we expect to complete these trials by early 2007. We plan to submit an NDA for Corus 1030 in 2007.

In addition to the development activities for our two lead product candidates, we continue to develop additional clinical programs for a variety of respiratory diseases. Our most promising preclinical product candidate is Corus 1040, a novel broad spectrum antibiotic combination formulation for the treatment of respiratory infections. We expect to commence Phase I clinical testing for Corus 1040 by 2006.

We have entered into two agreements with PARI GmbH, or PARI, under which PARI has agreed to provide its proprietary eFlow™ inhalation device for Corus 1020 and Corus 1030. We believe the PARI eFlow inhalation device, when used with our novel formulations, will provide for faster and more efficient drug delivery, resulting in decreased dosing times. The PARI eFlow inhalation device received 510(k) clearance from the FDA in May 2004 as a handheld nebulizer to be used with medications for which a doctor has prescribed nebulization.

We are led by a team of experienced pharmaceutical and biotechnology industry executives. These individuals have played key leadership roles in the successful development, approval and commercialization of multiple therapeutic products, including the most recently approved product for the treatment of respiratory infections in CF patients, TOBI®, which is tobramycin solution for inhalation, marketed by Chiron Corporation, as well as several other respiratory therapeutics.

Strategy

The key elements of our strategy are as follows:

•	Continue to advance our lead product candidates in clinical trials. We will continue to develop our lead product candidates, Corus 1020 and Corus 1030, with the intention of submitting NDAs in 2006, for Corus 1020, and 2007, for Corus 1030.

•	Maximize commercial potential of our two lead product candidates. We plan to build a sales organization in the United States to commercialize Corus 1020 and Corus 1030 directly to pulmonologists. We believe that we can initially develop the CF market for Corus 1020 through a sales force of 25 sales representatives. Later, in anticipation of the commercial launch of Corus 1030, we plan to expand our sales force to approximately 100 sales representatives to cover the majority of pulmonologists treating patients with severe persistent asthma. We intend to develop partnerships with multinational or regional pharmaceutical companies to commercialize our products outside the United States.

•	Continue to develop new product candidates for respiratory disease. We believe our expertise in respiratory disease will enable us to identify additional product candidates, such as Corus 1040, for which there is strong existing preclinical or clinical data from which we can continue to build a robust pipeline of product candidates.

•	Develop new product candidates with defensible intellectual property and the potential for marketing exclusivity. We will continue to build protection around our products by pursuing method-of-use, formulation and drug delivery device patents or in-licensing composition-of-matter or use patents. We will also continue to file for patent protection for the drug and device combinations and related new chemical entities that we develop. Where available, we will pursue designations such as orphan drug status in an effort to obtain marketing exclusivity for our product candidates.

Risks Associated With Our Business

We are a development stage company. We are subject to numerous risks and obstacles as described in the “Risk Factors” section of this prospectus beginning on page 7. These risks include the following:

•	We have a limited operating history. We have not generated any cash from operations since inception. To date, we have derived no revenue from product sales or royalties and do not expect to do so for a number of years.

•	We have incurred significant operating losses since we began operations in 2001, and we may never become profitable. Our operating losses will continue to increase significantly over the next several years. In addition to the net proceeds from this offering, we will need to raise substantial additional capital to fund our operations and execute our strategy.

•	All of our products are in development and none have been approved for commercial sale. Prior to any commercial sale, we need to successfully complete our clinical trials and obtain regulatory approvals. Any delays or failures in completing our clinical trials or obtaining regulatory approvals would harm our business and future prospects.

•	Our success is heavily dependent on the successful development and commercialization of our lead product candidate, Corus 1020.

Our Corporate Information

We were incorporated in Delaware on January 2, 2001. Our principal executive offices are located at 2025 1st Avenue, Suite 800, Seattle, Washington 98121, and our telephone number is (206) 728-5090. You can access our website at www.coruspharma.com. Information contained on our website is not a part of this prospectus. References in this prospectus to “we,” “our,” “us” and “Corus” refer to Corus Pharma, Inc. and our subsidiaries on a consolidated basis unless the context means otherwise.

Corus Pharma™ is our trademark. Each of the other trademarks, trade names or service marks appearing in this prospectus belong to its respective holder.

The Offering

Common stock offered by Corus	shares

Shares to be outstanding after this offering	shares

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.

Use of proceeds

We expect to use a majority of the net proceeds from this offering to continue our development and activities in support of anticipated commercialization of our lead product candidates, Corus 1020 and Corus 1030, as well as to fund continued development of our other research and development activities and for other general corporate purposes and working capital. We may also use a portion of the net proceeds to acquire additional technologies or product candidates, but we currently do not have any specific acquisitions planned.

Proposed NASDAQ National Market symbol	“CSPH”

The number of shares of our common stock to be outstanding after this offering is based on 122,188,301 shares outstanding as of June 30, 2004.

The number of shares of common stock to be outstanding after this offering does not take into account:

•	6,089,350 shares of common stock subject to outstanding options at June 30, 2004 granted under our 2001 Stock Plan at a weighted average exercise price of $0.33 per share;

•	5,626,750 shares of common stock reserved for future issuance under our 2001 Stock Plan and shares reserved for future issuance under our 2004 Stock Incentive Plan;

•	82,325 shares of common stock issued upon exercise of options during the period July 1, 2004 through September 30, 2004;

•	219,725 shares of common stock reserved for future issuance pursuant to an outstanding warrant at an exercise price of $1.64 per share; and

•	211,207 shares of common stock issued to Montgomery & Co., LLC, the placement agent for our Series C Preferred Stock financing, and three of its principals.

Unless otherwise noted, the information in this prospectus assumes that the underwriters do not exercise their overallotment option and reflects the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 112,600,145 shares of common stock upon the completion of this offering.

Summary Consolidated Financial Information

The following table presents a summary of our historical consolidated financial information. You should read this information together with our consolidated financial statements and the related notes, the information under “Selected Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The pro forma net loss attributable to common stockholders’ per share information is computed using the weighted average number of common shares outstanding, after giving pro forma effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, effective upon the completion of this offering, as if the conversion had occurred at the date of the original issuance. This pro forma information does not give effect to the issuance of common stock upon exercise of outstanding stock options or outstanding warrants.

The pro forma balance sheet information gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 112,600,145 shares of common stock upon the completion of this offering. The pro forma as adjusted balance sheet information gives further effect to our sale of              shares of common stock in this offering at an assumed initial public offering price of $              per share, after deducting the underwriting discount and estimated offering expenses payable by us.

	Period from January 2, 2001 (Date of Inception) to December 31, 2001	Year Ended December 31,		Six Months Ended June 30,
		2002	2003	2003	2004
	(in thousands, except per share data)
				(unaudited)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$1,171	$8,890	$21,754	$8,292	$9,225
General and administrative	1,613	2,878	3,662	1,616	2,510

Loss from operations	(2,784)	(11,768)	(25,416)	(9,908)	(11,735)
Interest income	330	176	298	127	269

Net loss	$(2,454)	$(11,592)	$(25,118)	$(9,781)	$(11,466)

Basic and diluted net loss per share	$(0.80)	$(2.50)	$(3.58)	$(1.54)	$(1.30)

Shares used in computation of basic and diluted net loss per share	3,062	4,642	7,008	6,371	8,790

Pro forma basic and diluted net loss per share			$(0.44)		$(0.12)

Shares used in computation of pro forma net loss per share			56,717		92,148

	As of June 30, 2004
	Actual	Pro Forma As Adjusted(1)
	(unaudited, in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,087	$
Short-term investments	72,269
Working capital	70,865
Total assets	75,012
Convertible preferred stock	120,478
Total stockholders’ equity/(deficit)	(48,922)

(1)	In the “Pro Forma As Adjusted” column, we have adjusted the balance sheet data as of June 30, 2004, to reflect the conversion of convertible preferred stock into common stock upon the closing of this offering and to give effect to our receipt of the estimated net proceeds of $ million from the sale of shares of our common stock by us under this prospectus at an assumed initial public offering price of $ per share after deducting the underwriting discount and estimated offering expenses payable by us. See “Use of Proceeds” and “Capitalization.”

RISK FACTORS

This offering involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information in this prospectus, including the consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. If any of the following risks or uncertainties actually occurs, our business, prospects, financial condition and operating results would likely suffer, possibly materially. In that event, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business

We are at an early stage of development as a company, we expect to continue to incur substantial losses, and we may be unable to achieve profitability.

We are a development stage company with limited operating history. We have not generated any cash from operations since inception. As of June 30, 2004, we had an accumulated deficit of $50.6 million. We have incurred significant operating losses since we began operations in 2001, including net losses of $11.5 million for the six months ended June 30, 2004, and we may never become profitable. Our operating losses have resulted principally from costs incurred in our research and development programs and from our general and administrative expenses. All of our products are in development and none have been approved for commercial sale. To date, we have derived no revenue from product sales or royalties and do not expect to do so for a number of years. Our operating losses have increased steadily each year since inception. They will continue to increase significantly in the next several years as we expand our research and development activities, conduct preclinical studies and clinical trials, acquire or license technologies or products, seek regulatory approvals and engage in commercialization activities in anticipation of U.S. Food and Drug Administration, or FDA, approval of our first product candidate, Corus 1020, which is aztreonam formulated for the treatment of respiratory infections in patients with cystic fibrosis, or CF. Because of the numerous risks and uncertainties associated with our product development efforts, we are unable to predict when we may begin to generate revenue or when we may become profitable, if at all. If we are unable to achieve and maintain profitability, the market value of our common stock will likely decline.

Our success is heavily dependent on the successful development and commercialization of our lead product candidate, Corus 1020, and, if we are unable to successfully develop and commercialize Corus 1020, or experience significant delays in doing so, our business will be harmed.

Since inception, we have invested a significant portion of our time and financial resources in the development of our lead product candidate, Corus 1020. We anticipate that in the near term our ability to generate revenue will depend solely on the successful development and commercialization of Corus 1020, which is subject to significant uncertainty and will depend on several factors, including the following:

•	demonstration in clinical trials that Corus 1020 is safe and effective;

•	receipt of marketing approvals from the FDA and similar foreign regulatory agencies;

•	acceptance of Corus 1020, including its delivery via the PARI GmbH, or PARI, eFlow™ inhalation device, which is the nebulizer used in our clinical trials to date, by physicians, patients and third-party payors;

•	manufacture of the PARI eFlow inhalation device in compliance with FDA requirements;

•	supply of the PARI eFlow inhalation device sufficient to meet anticipated future market demand; and

•	supply of the active pharmaceutical ingredient, or API, for Corus 1020 and its finished product in quality and quantity sufficient to meet anticipated future market demand.

If we are unable to achieve any of these factors, or experience significant delays in doing so, we may be unable to successfully develop and commercialize Corus 1020.

We will need to raise substantial additional capital to fund our operations, and our failure to obtain funding when needed may force us to delay, reduce or eliminate one or more of our product development programs.

Developing products and conducting clinical trials for the treatment of severe respiratory diseases require substantial amounts of capital. Since inception, we have raised net proceeds of $121.6 million of capital through private equity financings. In addition to the proceeds from this offering, we will need to raise substantial additional capital to fund our operations and execute our strategy. Additional financing may be unavailable in amounts or on terms acceptable to us, if at all, particularly if we experience delays in our development or commercialization efforts, are involved in material litigation or experience other business setbacks at the same time or prior to when we are trying to raise capital. If we are unable to obtain additional funding in a timely manner, we may have to significantly delay, scale back or discontinue development or commercialization of one or more of our current or future product candidates, which may impact our ability to obtain FDA or foreign regulatory approvals or commercialize current or future product candidates in a timely manner. We may also be required to seek partners for our product candidates or relinquish, license or otherwise dispose of rights to our product candidates if we are unable to raise additional capital.

As of June 30, 2004, we had cash, cash equivalents and short-term investments of $73.4 million and current liabilities of $3.0 million. We used $11.8 million in operating activities for the six months ended June 30, 2004, $22.7 million in operating activities for the year ended December 31, 2003, and $10.1 million in operating activities for the year ended December 31, 2002. We believe that the net proceeds from this offering, together with our cash, cash equivalents and short-term investments, will be sufficient to fund anticipated levels of operations through at least the next 24 months. Changes in our business may occur that would, however, consume available capital resources sooner than we expect. Our future funding requirements and our ability to raise additional capital will depend on many factors, including:

•	the success rate of our product development efforts;

•	the scope, progress, expansion and cost of our clinical trials and research and development activities;

•	the development of our sales and marketing activities;

•	the emergence of competing technologies or other adverse market developments;

•	the costs of manufacturing products and potential product candidates;

•	the cost of acquiring the rights to new technology or product candidates;

•	changes in or terminations of our supply, development or manufacturing arrangements;

•	the costs of recruiting and retaining our personnel;

•	the costs of product liability claims, intellectual property infringement or misappropriation claims or other litigation;

•	the costs of preparing, filing, prosecuting and maintaining patents and enforcing patent claims and other intellectual property rights; and

•	changes in regulatory policies or laws.

If adequate funds are not available to us, we may have to liquidate some or all of our assets or delay, reduce the scope of, or eliminate all or some portion of our research and development programs or clinical trials. We may also be required to seek partners for our product candidates or relinquish, license or otherwise dispose of rights to our product candidates if we are unable to raise additional capital.

Future financings may adversely affect our stockholders or impose restrictions on our assets or operations, which may harm our business.

If we raise additional funds by issuing equity securities, further dilution to stockholders would result and new investors could have rights superior to the rights of holders of the shares issued in this offering. If we were to issue equity securities with rights superior to those of the shares issued in this offering, the price of our common stock may decline. If we raise additional funds through debt financing, the applicable debt instruments may include provisions that restrict our operational flexibility or impose liens or other restrictions on our assets. In addition, the terms of future financings may restrict our ability to raise additional capital, which would delay or prevent the further development or commercialization of our product candidates.

If our preclinical studies or clinical trials are delayed, we may be unable to develop our product candidates on a timely basis, which may increase our development costs and would delay the potential commercialization of, and subsequent receipt of revenue from, product sales, if any.

We cannot predict whether we will encounter problems with any of our completed, ongoing or planned preclinical studies or clinical trials that will cause regulatory agencies, institutional review boards or us to delay, suspend or delay the analysis of data from those preclinical studies and clinical trials. Clinical trials can be delayed for a variety of reasons, including:

•	the need for unexpected discussions with the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;

•	delays or the inability to obtain required approvals from institutional review boards or other governing entities at clinical sites selected for participation in our clinical trials;

•	lower than anticipated retention rates of patients in clinical trials;

•	the need to repeat clinical trials as a result of problems such as inconclusive or negative results or poorly executed testing;

•	an unfavorable FDA inspection or review of a clinical trial site or records of any clinical or preclinical investigation or an unfavorable FDA inspection of our suppliers of product candidate components or delivery devices; or

•	changes in drug formulations or device characteristics.

If the results of our clinical trials are not available when we expect or if we encounter any delay in the analysis of data from our preclinical studies and clinical trials, we may be unable to file for regulatory approval or conduct additional clinical trials on the schedule we currently anticipate. Any delays in completing our clinical trials may increase our development costs, would slow down our product development and approval process, would delay our receipt of product revenue and would make it difficult to raise additional capital.

If we are unable to complete patient enrollment for our clinical trials on a timely basis, the development and commercialization of our product candidates will be delayed and, as a result, our business may be harmed.

If we are unable to enroll patients in our clinical trials in sufficient numbers and on a timely basis, completion of these trials and approval of our product candidates will be delayed. Successful and timely enrollment will depend on a number of factors, including the size of the patient population, the design of the trial, the proximity of patients to clinical sites, the availability of effective treatments or other investigational agents for the relevant disease and the eligibility criteria for the clinical trials. For example, there are a limited number of CF patients, and their participation in competing trials may make them ineligible to participate in our clinical trials. Delays in patient enrollment can result in increased costs and longer development times. In addition, subjects may drop out of our clinical trials, and thereby impair the validity or statistical significance of the trials.

We experienced delays in attaining full enrollment for our Phase II clinical trial for Corus 1020 because of restrictive entry criteria and other trials competing for similar patients. In early 2005, we plan to initiate Phase III clinical trials, and similar circumstances or other factors could cause delays in our achieving full enrollment.

For Corus 1030, we expect to complete our Phase II clinical trial in the fourth quarter of 2004 and to begin Phase III clinical trials in late 2005. The Phase III clinical trials for Corus 1030 will require substantially more patients than were enrolled in the Phase II clinical trial. We may be unable to achieve sufficient enrollment for our planned Phase III clinical trials in a timely fashion, if at all.

We depend on third-party investigators in the conduct of our preclinical studies and clinical trials and any failure of those parties to fulfill their obligations could adversely affect our product development and commercialization plans.

We rely on academic institutions to conduct, and clinical research organizations to conduct, supervise or monitor, some or all aspects of the preclinical studies and clinical trials for our product candidates, and we do not control many aspects of their activities. Accordingly, we have less control over the timing and other aspects of these preclinical studies and clinical trials than if we conducted them entirely on our own. Third-party investigators may not complete activities on schedule, or may not conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our trial design. For example, we rely on Inveresk Research International Limited for the conduct of our Phase II clinical trials for Corus 1030 and for other services related to the development of our product candidates. The failure of these third parties to perform their obligations could delay or prevent the development, approval and commercialization of Corus 1020, Corus 1030 or future product candidates.

We may be required to suspend or discontinue clinical trials due to unexpected side effects or other safety risks that could preclude approval of our products.

Our clinical trials may be suspended at any time for a number of safety-related reasons. For example, we may voluntarily suspend or terminate our clinical trials if at any time we believe that our product candidates present an unacceptable risk to the clinical trial patients. In addition, institutional review boards or regulatory agencies may order the temporary or permanent discontinuation of our clinical trials at any time if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements, including if they present an unacceptable safety risk to patients.

Administering any product candidate to humans may produce undesirable side effects. For example, specific side effects associated with aztreonam, the API in Corus 1020, include, when administered intravenously at dosages higher than therapeutic levels, diarrhea, nausea, vomiting and rash reported in approximately 1% to 2% of patients. Specific side effects associated with lidocaine, the API in Corus 1030, include, when administered intravenously at dosages higher than therapeutic levels, central nervous system depression and cardiac arrhythmia. Even though aztreonam and lidocaine have been approved by the FDA for other indications and routes of administration, our novel formulations and administration of them through inhalation in our product candidates may result in harmful effects not yet observed in other indications or routes of administration. These or other side effects could interrupt, delay or halt clinical trials of our product candidates and could result in the FDA or other regulatory agencies denying further development or approval of our product candidates for any or all targeted indications.

Even though we have not observed significant harmful side effects in prior tests of Corus 1020 or Corus 1030, later clinical trials in a larger patient population could reveal such side effects. We have not conducted studies on the long-term effects associated with the use of our product candidates. Studies of these long-term effects may be required for regulatory approval and would delay our introduction of Corus 1020 or Corus 1030 or could be required at any time after regulatory approval of either product. Any adverse effects observed after marketing could result in the withdrawal of any approved products from the marketplace. Absence of long-term data may also limit the approved uses of our products, if any, to short-term use. Ultimately, some or all of our product candidates may prove to be unsafe for human use. Even if we believe our product candidates are safe, our data are subject to review by the FDA, which may disagree with our conclusions and not approve our products. Moreover, we believe Corus 1020 is likely to be used in combination with complementary treatments, including TOBI®, which is tobramycin solution for inhalation, marketed by Chiron Corporation. The combination of these therapies could cause harmful side effects that could be attributed to Corus 1020 or could cause drug interactions that result in adverse effects caused by one or more drugs, including our own. Under such circumstances, the FDA could require studies of Corus 1020 in combination with such complementary treatments or otherwise require restrictive labeling that would exclude its uses with such other treatments. We could be subject to significant liability if any volunteer or patient suffers, or appears to suffer, adverse side effects as a result of participating in our clinical trials.

We may be unable to obtain marketing approval for any of the product candidates resulting from our development efforts, including Corus 1020 or Corus 1030.

We need FDA approval to market our product candidates in the United States. We have not received regulatory approval to market either Corus 1020 or Corus 1030 in any jurisdiction and do not expect to receive such approval, if at all, until at least 2007, in the case of Corus 1020, and for several years, in the case of Corus 1030. To obtain approval, we must demonstrate the safety and efficacy of our product candidates for specific indications of use through preclinical studies and clinical trials. The clinical trial and regulatory approval process is lengthy, expensive and uncertain and we may be unable to obtain approval for Corus 1020 or Corus 1030, for use in combination with the PARI eFlow inhalation device or another inhalation device, or any future product candidate.

Only two of our product candidates, Corus 1020 and Corus 1030, have advanced to clinical trials and we may be unable to advance additional product candidates into clinical trials. Even if we do successfully enter into clinical trials with additional product candidates, the results from preclinical testing of a product candidate may not predict the results that will be obtained in clinical trials. In addition, there are preclinical toxicology studies to be completed for both Corus 1020 and Corus 1030 that could reveal safety problems that may prevent approval and commercialization of our product candidates. In addition, positive results demonstrated in preclinical studies and clinical trials that we complete may not be indicative of results to be obtained in later clinical trials. Clinical trials may take several years to complete, and failure can occur at any stage of testing.

Ultimately, such clinical trials may not prove that our product candidates are safe and effective to the extent necessary to permit us to obtain marketing approvals from regulatory agencies. The historical failure rate for new drug, biologic and device candidates is high. Adverse or inconclusive clinical trial results concerning any of our product candidates could require us to conduct additional clinical trials, could result in increased costs and significantly delay the filing for marketing approval for such product candidates with the FDA, or could result in a filing for a more narrowly defined, or different, indication or abandonment of development efforts entirely.

For example, although we intended to pursue approval of Corus 1030 only for the treatment of patients with severe persistent asthma who are dependent on oral corticosteroids, at a pre-investigational new drug application meeting with the FDA in October 2002, the FDA specifically asked us to conduct a trial in patients with mild to moderate persistent asthma with a baseline lung function near normal, who had not been treated with steroids. In this mild to moderate persistent population, there was not a significant improvement of forced expiratory volume of air from the lungs during the first second of exhalation after a deep breath, the primary efficacy endpoint of this trial. Subsequently and consistent with our original intent, we began a Phase II clinical trial in patients with severe persistent asthma who are dependent on the chronic use of oral corticosteroids. If we are unable to achieve the primary efficacy endpoint in this clinical trial, we may be forced to repeat this trial, conduct an alternative trial or abandon the development of Corus 1030.

We have applied for fast track designation from the FDA for Corus 1020 for the treatment of lung infections in patients with CF. The fast track designation is intended to facilitate the development of, and to expedite the review of, new therapies intended to treat serious or life-threatening conditions that demonstrate the potential to address unmet medical needs. Even if we obtain fast track designation for Corus 1020 or other product candidates, we may not experience faster development processes, reviews or approvals compared to conventional FDA procedures. A fast track designation may be withdrawn by the FDA, for example, if it believes that the designation is no longer supported by data from our clinical development program.

The FDA and other regulatory agencies may apply new standards for safety, manufacturing, packaging and distribution of drugs administered by inhalation, including Corus 1020 and Corus 1030. It may be time- consuming or expensive for us or our vendors to comply with these new standards. The FDA also has significant discretion in the product approval process and may disagree with our interpretation of data submitted in our marketing applications or with our suppliers’ opinions about their compliance with applicable regulatory requirements. This could result in delays in obtaining marketing approval for any of our product candidates, or possibly preclude us from obtaining such approval.

Our product candidates are subject to combination product regulation and we rely on PARI GmbH as our single source of supply for the PARI eFlow inhalation device, availability of which is critical to the timely development and commercialization of Corus 1020 and Corus 1030.

We have integrated the PARI eFlow inhalation device into our Phase II clinical trials of Corus 1020 and Corus 1030, including modifications to optimize it for use with these product candidates, and anticipate using it, as modified, for our planned Phase III clinical trials for those product candidates. The planned use of our product candidates in conjunction with the PARI eFlow inhalation device or any other such device involves a drug-device combination product, which subjects these product candidates to combination product regulation. This means, for example, that switching to an alternative delivery system for Corus 1020 or Corus 1030 prior to the commencement of our Phase III clinical trials would likely delay our initiation of Phase III clinical trials. Switching after the initiation of Phase III clinical trials, however, would likely require us to undertake additional clinical trials, which would significantly delay the development and commercialization of Corus 1020 and Corus 1030.

PARI is the single source of supply for the PARI eFlow inhalation device and PARI has limited manufacturing capacity. Future supply commitments by PARI to us and other customers could strain PARI’s manufacturing capacity, possibly resulting in delays or interruptions in our supply of the device or a degradation in its quality. In addition, supply could be interrupted as a result of any disruption in PARI’s manufacturing capability. Quality or manufacturing problems could result in regulatory compliance infractions that involve, for example, product recalls, or otherwise disrupt PARI’s ability to continue to supply the eFlow inhalation device for use with our product candidates. Although under our agreement with PARI we have the right to manufacture the device, or to cause the device to be manufactured independently of PARI under certain circumstances, the device is sophisticated and technologically complex and we or others may be unwilling or technically unable to produce it properly. In addition, it would take significant time and resources to develop such manufacturing expertise, including obtaining necessary FDA approval of the manufacturing site change, which would delay our product development and commercialization efforts.

PARI is involved in, and may be subject to additional, intellectual property disputes related to the PARI eFlow inhalation device that may restrict our ability to use the device with Corus 1020, Corus 1030 or our other product candidates. In April 2003, PARI filed suit against Aerogen Inc. in Germany to attempt to enforce a European patent licensed to PARI by The Technology Partnership, or TTP. In August 2004, Aerogen secured a ruling nullifying all claims of the TTP European patent. We believe that an appeal is being pursued. In March 2003, Aerogen filed suit against PARI and TTP in U.S. federal court seeking a declaration of invalidity of a U.S. patent licensed to PARI by TTP, and which was alleged to be substantively similar to the European patent involved in the German litigation. In March 2004, the case was voluntarily dismissed without prejudice by Aerogen. The resolution of any such disputes with Aerogen or with other developers of nebulizer inhalation technology may prevent PARI and us from manufacturing or using the device and may require PARI or us to enter into new or additional licensing agreements, which may be unavailable, or may be available only on terms that would materially increase the cost or restrict the availability of the device to us and that would harm our business. Based on our combination product commercialization strategy, we anticipate that Corus 1020 and Corus 1030 will be initially approved, if at all, only for administration with the PARI eFlow inhalation device. As part of a combination product, any failure of the device to be available to us after approval of either of our product candidates would likely require that we conduct new clinical trials using different devices to administer our product candidates, which would require independent demonstrations of safety and efficacy. New delivery devices may have a negative effect on our cost of goods and could diminish the competitive advantages of Corus 1020 and Corus 1030.

Although our agreements with PARI give us the exclusive right to use the PARI eFlow inhalation device with aztreonam, the API in Corus 1020, and lidocaine, the API in Corus 1030, they do not prohibit PARI from entering into similar agreements to supply other companies with the PARI eFlow inhalation device for the delivery of other drugs, including treatments for diseases that our product candidates may target. As a result, competitors could market other drugs for delivery through the PARI eFlow inhalation device for the same or similar indications we have targeted, which could harm our sales of Corus 1020 and Corus 1030. For example, part of a petition to the FDA to allow marketing of a generic version of TOBI seeks approval for the use of the PARI eFlow inhalation device with tobramycin.

Our agreements with PARI impose various commercialization, milestone payment, royalty, insurance, indemnification and other obligations on us. If we fail to comply with some or all of these obligations, PARI may have the right to terminate the agreements, in which event we may be required to undertake additional clinical trials for our products with an alternative delivery system.

We rely on single-source vendors for the supply of critical components of Corus 1020.

We rely on Euticals SpA, or Euticals, as our single source of supply for aztreonam, the API for Corus 1020. Any disruption in the supply of aztreonam would delay the development and commercialization of Corus 1020. Euticals may be unable to supply aztreonam with acceptable quality, quantity or cost to meet our future demands. The number of suppliers with the expertise, required regulatory approvals and facilities to manufacture aztreonam is limited and establishing an additional or replacement supplier could take a substantial amount of time. If we were required to switch to a new supplier, the development and commercialization of Corus 1020 would be significantly delayed. If we obtain approval of Corus 1020 as an orphan drug and we cannot assure sufficient quantities of aztreonam due to supplier problems, any orphan drug market exclusivity we obtain may be lost because, under such circumstances, the FDA could approve an identical competitive product. Additionally, our suppliers, such as Euticals, will likely be subject to pre-approval inspection by the FDA, and any failure of our suppliers to prove compliance with the FDA’s current good manufacturing practices, or cGMP, or quality system regulation, or QSR requirements, could delay or prevent approval of our product candidates.

We have entered into a long-term supply agreement with Euticals for the supply of aztreonam. Although we believe Euticals will perform its obligations under this agreement, and that supply under this agreement will be sufficient to meet commercial requirements for our expected clinical indications, there can be no guarantee that Euticals will be willing or able to perform, or that supply will be available in sufficient quantity when needed. In addition, we currently have no long-term agreement with Ben Venue Laboratories, the manufacturer of the Corus 1020 finished product for our Phase II clinical trial, for its supply for our planned Phase III clinical trials or anticipated commercial launch.

We have no manufacturing facilities and if we or our third-party manufacturers on whom we rely fail to comply with FDA or foreign regulatory agency regulations in connection with the manufacture and packaging of our products, our product development and commercialization efforts could be harmed.

We have few personnel with experience in, and we do not own facilities for, manufacturing any products. We will depend on third parties to manufacture Corus 1020, Corus 1030 and potentially any future product candidates that we may develop. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured our products ourselves, including:

•	reliance on these third parties for regulatory compliance;

•	the possible breach of any manufacturing agreement by these third parties; and

•	the possibility of termination or non-renewal of any agreement by these third parties, based on their own business priorities, at a time when it is costly or inconvenient for us.

The manufacture and packaging of pharmaceutical products, such as Corus 1020, Corus 1030 and any future product candidates for use in combination with devices, are regulated by the FDA and similar foreign regulatory agencies and must be conducted in accordance with the FDA’s cGMP or QSR requirements and comparable requirements of foreign regulatory agencies. Failure by us or our third-party manufacturers to comply with applicable regulations, requirements or guidelines could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of regulatory agencies to grant marketing approval of our products, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of our products, operating restrictions and criminal prosecutions, any of which could harm our business.

To obtain approval of our product candidates by the FDA or foreign regulatory agencies, third parties on whom we rely must comply with the FDA’s cGMP, including completing testing on both the API and the finished product. This includes testing of stability, identification of impurities and testing of other product specifications by validated test methods. In addition, our suppliers will be required to consistently produce the API and the finished product in commercial quantities and of specified quality on a repeated basis, and document their ability to do so. This requirement is referred to as process validation. With respect to Corus 1020, our suppliers, including Euticals, our single source of supply for the API for Corus 1020, have started, but not yet completed, this process validation requirement. If the required testing or process validation is delayed or produces unfavorable results, we may be unable to initiate our Phase III clinical trials of Corus 1020 in a timely fashion, which may delay or prevent the approval of Corus 1020. Similar considerations apply with regard to the PARI eFlow inhalation device and device QSR requirements.

Furthermore, changes in the manufacturing process or procedure, including a change in the location where the drug or device product is manufactured or a change of a third-party manufacturer, may require prior FDA review and approval in accordance with the FDA’s cGMP or QSR requirements. There are comparable foreign requirements. This review may be costly and time-consuming and could delay or prevent the launch of a product. The FDA or similar foreign regulatory agencies at any time may also implement new standards, or change their interpretation and enforcement of existing standards for manufacture, packaging or testing of products. If we are unable to comply, we may be subject to regulatory action, civil actions or penalties.

We will need to successfully recruit sales and marketing personnel and build a sales and marketing infrastructure to commercialize Corus 1020 and other products that we develop, acquire or license.

We have no sales organization or experience as a company selling or marketing products and currently have no distribution capabilities. As we begin to build our sales capability in anticipation of the approval and commercial launch of our products, we may be unable to successfully recruit an adequate number of qualified sales representatives on terms favorable to us, if at all. If we are not successful in recruiting sales personnel or in building a sales and marketing infrastructure, we may not be able to commercialize our products. If we elect to rely on third parties to sell or market our product candidates, we may receive less revenue than if we sold our products directly.

If the commercial launch of any of our products is delayed as a result of actions of the FDA, foreign regulatory agencies or for other reasons, we may establish our sales and marketing capabilities too soon. If we are unable to retain or recruit sales and marketing personnel or to maintain our distribution or marketing relationships until we are able to commercially launch our products, our investment in our sales and marketing infrastructure may be lost.

Our products could be subject to restrictions or withdrawal from the market and we may be subject to penalties if we fail to comply with regulatory requirements, or if we experience unanticipated problems with our products, if and when any of them are approved.

Any product for which we obtain marketing approval, together with the manufacturing processes, post-approval clinical data, and advertising and promotional activities for such product, will be subject to continued regulation by the FDA and other regulatory agencies. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our products or their manufacture, or failure to comply with regulatory requirements, may result in:

•	restrictions on such products or manufacturing processes;

•	withdrawal of the products from the market;

•	voluntary or mandatory recalls;

•	fines;

•	suspension of regulatory approvals;

•	product seizures; or

•	injunctions or the imposition of civil or criminal penalties.

If we are slow to adapt, or unable to adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies, we may lose marketing approval for them when and if any of them are approved.

Failure to obtain regulatory approvals in foreign jurisdictions would prevent us from marketing our products internationally.

We intend to have our product candidates marketed outside the United States. In order to market our products in the European Union and many other non-U.S. jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. We may be unable to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market. The approval procedure varies among countries and can involve additional testing and data review. The time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval, including approval of delivery devices for our product candidates. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory agencies in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory agencies in other foreign countries or by the FDA. The failure to obtain these approvals could harm our business.

Our product candidates may never achieve market acceptance even if we obtain regulatory approvals.

Even if we receive regulatory approvals for the commercial sale of Corus 1020, Corus 1030 or future product candidates, the commercial success of these products will depend on, among other things, their acceptance by physicians, patients, third-party payors and other members of the medical community as a therapeutic and cost-effective alternative to competing products and treatments. If our products fail to gain market acceptance, we may be unable to earn sufficient revenue to continue our business. Market acceptance of, and demand for, any product that we may develop and commercialize will depend on many factors, including:

•	our ability to provide acceptable evidence of safety and efficacy;

•	the prevalence and severity of adverse side effects;

•	the convenience and ease of use, including the delivery time we are able to achieve with the PARI eFlow inhalation device or other approved nebulizer, if any;

•	availability, relative cost and relative efficacy of alternative and competing products and treatments;

•	the effectiveness of our marketing and distribution strategy;

•	publicity concerning our products or competing products and treatments; and

•	our ability to obtain sufficient third-party insurance coverage or reimbursement.

If our product candidates do not become widely accepted by physicians, patients, third-party payors and other members of the medical community, it is unlikely that we will ever become profitable.

If any drugs we develop become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, our business could be harmed.

Our ability to commercialize any products profitably will depend in part on the extent to which reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers, or private payors, and other organizations in the United States and internationally. Even if we succeed in bringing one or more products to market, these products may not be considered cost-effective, and the amount reimbursed for any products may be insufficient to allow us to sell our products profitably. Because our products are in the early stages of development, we are unable at this time to determine their cost-effectiveness and the level or method of reimbursement. There may be significant delays in obtaining coverage for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or foreign regulatory agencies. Moreover, eligibility for coverage does not mean that any drug will be reimbursed in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution. Increasingly, the third-party payors who reimburse patients, such as government and private payors, are requiring that companies provide them with predetermined discounts from list prices, and are challenging the prices charged for medical products. If the reimbursement we are able to obtain for any product we develop is inadequate in light of our development and other costs, our business could be harmed.

Currently, Corus 1020 must be administered through a specific electronic nebulizer, the PARI eFlow inhalation device. Some third-party payors restrict coverage of non-standard nebulizers, such as ultrasonic or other specialty nebulizers, including the PARI eFlow inhalation device, more stringently than for standard nebulizers, and only cover specialty nebulizers for administration of certain medications for patients meeting specific criteria. Clinical data demonstrating that the PARI eFlow inhalation device is required to administer Corus 1020 may be required in order to provide coverage for the device. Nebulizers are generally covered under an insurance plan’s durable medical equipment benefit, which may be limited. Patients may have high cost-sharing requirements, and be subject to annual maximums and higher deductibles and coinsurance responsibilities when compared with medical and pharmacy benefits. Restricted or unfavorable coverage of the PARI eFlow inhalation device by third-party payors would negatively impact our ability to generate revenue.

Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on payments allowed for lower-cost drugs that are already reimbursed, may be incorporated into existing payments for other services and may reflect budgetary constraints or imperfections in Medicare or other data. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at prices lower than in the United States. In the United States, third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates.

The recent Medicare prescription drug coverage legislation and future legislative or regulatory reform of the healthcare system may affect our ability to sell our products profitably.

In the United States, there have been a number of legislative and regulatory proposals, at both the federal and state government levels, to change the healthcare system in ways that could affect our ability to sell our products profitably. For example, in December 2003, President George W. Bush signed into law new Medicare prescription drug coverage legislation. The Centers for Medicare & Medicaid Services, or CMS, the agency within the Department of Health and Human Services that administers Medicare and would be responsible for reimbursement of the cost of Corus 1020 and Corus 1030, has asserted the authority of Medicare not to cover particular drugs if it determines that they are not “reasonable and necessary” for Medicare beneficiaries or to cover them at a lesser rate, comparable to that for drugs already reimbursed that CMS considers to be therapeutically comparable. Further federal and state proposals and healthcare reforms are likely. Our business could be harmed by the Medicare prescription drug coverage legislation, by the possible effect of this legislation on amounts that private payors will pay and by other healthcare reforms that may be enacted or adopted in the future.

We face substantial competition and our competitors may discover, develop or commercialize products faster or more successfully than us.

The development and commercialization of new drugs is highly competitive. We will face competition with respect to Corus 1020, Corus 1030 and any products we may develop or commercialize in the future from major pharmaceutical companies, specialty pharmaceutical companies, compounding pharmacies and biotechnology companies worldwide. Our competitors may have or develop products, treatments or other novel technologies that are more effective, safer or less costly than any that we are developing. In addition, significant unapproved use, or off-label use, of existing drugs to treat respiratory diseases targeted by our product candidates or product compounding of our product candidates for which we do not have or are unable to enforce our method-of-use or formulation patents could diminish our potential sales of those product candidates, if approved.

We intend to file Section 505(b)(2) new drug applications, or NDAs, for Corus 1020 and Corus 1030, which contain APIs previously approved by the FDA in other drug products. Section 505(b)(2) NDAs allow us to avoid repeating certain safety and efficacy studies that would otherwise be required for approval of a full Section 505(b)(1) NDA. However, Section 505(b)(2) NDAs may be challenged by the sponsor or sponsors of the Section 505(b)(1) reference-listed drugs for which we are relying upon the FDA’s prior findings of safety and efficacy. This is particularly true if we are relying upon the FDA’s findings that are based on proprietary data of those sponsors. If such a challenge were successful, we may have to conduct or to otherwise sponsor or obtain a right of reference to all of the preclinical and clinical studies necessary to obtain approval of Corus 1020 or Corus 1030, or other product candidates.

Even if we file Section 505(b)(2) NDAs, we will still be required to conduct safety and efficacy studies on the delivery of our product candidates through inhalation devices. In the case of Corus 1030, we believe our clinical studies will be essential to FDA approval and, if approved, we will be able to obtain three years of market exclusivity for our Corus 1030 product candidate. Such exclusivity would prevent the approval of abbreviated new drug applications, or ANDAs, for generic versions and of Section 505(b)(2) NDAs for our changed drugs, but not for NDAs that contain all of the safety and efficacy data required for approval. Similar exclusivity is not available for Corus 1020.

If Corus 1020 receives marketing approval, it will compete against currently approved antimicrobial therapies for the treatment of respiratory infections in CF patients. We are aware of only one inhaled antibiotic approved in the United States for the treatment of Pseudomona aeruginosa infections in CF patients, which is TOBI, marketed by Chiron, which acquired the product when it acquired PathoGenesis Corporation in 2000. Although in severe CF patients, we expect Corus 1020 to be complementary to TOBI because TOBI is approved only for administration in alternating 28-day cycles, we expect Corus 1020 to compete directly with TOBI for mild to moderate CF patients.

TOBI’s orphan drug market exclusivity will expire on December 22, 2004. A suitability petition has been submitted to the FDA to allow an ANDA for a generic version of TOBI using the PARI eFlow inhalation device rather than the PARI LC PLUS reusable nebulizer and certain other differences. Chiron has submitted opposition to this petition. If an ANDA is permitted and approved, or if a Section 505(b)(2) NDA is submitted and approved, for a generic version of TOBI using the PARI eFlow inhalation device that does not contain all of the safety and efficacy studies required for the approval of TOBI, the availability of such a version of TOBI, if approved, may compete more effectively with Corus 1020, if approved.

There are also a number of companies working to develop new drugs to treat respiratory infections in CF patients or CF generally, including Chiron, Peninsula Pharmaceuticals, Inc., Dyax Corp., Debiopharm S.A., Targeted Genetics Corporation, Inspire Pharmaceuticals Inc. and Sucampo Pharmaceuticals Inc. In addition, there are a number of other companies that are developing antimicrobial product candidates, treatments and technologies that may apply to CF.

If Corus 1030 receives marketing approval, it will compete against currently approved therapies for the treatment of severe persistent asthma. We are aware of only one product marketed specifically as a corticosteroid-sparing agent for moderate persistent and severe persistent asthma, Xolair® (omalizumab, E25), marketed by Genentech, Inc. in the United States. We are also aware of a number of companies working to develop new corticosteroid alternatives to treat asthma, including Protein Design Labs Inc., Epigenesis Pharmaceuticals, Inc., Rotta Research Laboratorium, GlaxoSmithKline plc and Hoffmann-La Roche Inc.

Many of our competitors have substantially greater financial, manufacturing, marketing, product development, technical and human resources than we have. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in increasing concentration of these resources in our competitors.

If we fail to obtain approval of one of our product candidates for an orphan drug indication before one of our competitors does, we may be prevented from selling these products for a period of time.

Our lead product candidate, Corus 1020, has been designated as an orphan drug by the FDA for the treatment of respiratory infections in CF patients. A product that has orphan drug status and is the first to receive FDA approval for the designated indication is entitled, subject to certain limited exceptions, to market exclusivity for a particular indication in the United States for seven years. This means that the FDA cannot approve the same product for the same use for a period of seven years. A different product may still be approved by the FDA for the same orphan indication or disease. In addition, if other inhalable aztreonam products are approved by the FDA to treat indications other than those covered by our orphan designation, physicians may elect to prescribe a competitor’s version to treat indications for which our product has received approval, which is referred to as off-label use. While a company is not permitted to promote off-label use of its product, the FDA does not regulate the practice of medicine and cannot prevent physicians from prescribing products for off-label use. If we are not first to receive FDA approval for our orphan drug indication, we would likely be prevented from having our product candidate approved for that orphan drug indication for seven years. In addition, even if we are first to obtain approval for our orphan drug indication, clinicians may choose to use products that have been approved for other indications, or the FDA may approve a clinically superior version of our approved orphan-designated drug for that indication.

We may be unsuccessful in our efforts to expand our portfolio of product candidates through our internal research efforts or our efforts to acquire new product candidates from third parties.

A key element of our strategy is to commercialize a portfolio of new drugs for treatment of respiratory diseases in addition to Corus 1020 and Corus 1030. We are seeking to do so, in part, through our internal research programs and, in part, through licensing new product candidates from third parties.

A significant portion of the research that we are conducting involves new and unproven applications of new and existing drugs. Research programs to identify new disease targets and product candidates require substantial technical, financial and human resources whether or not we ultimately identify any candidates. Our research may fail to yield product candidates for clinical development for various reasons, including the possibility that the potential product candidates may, on further study, be shown to have harmful side effects or other characteristics that would indicate they were not likely to be effective drugs.

We may also attempt to license or acquire the rights to potential new technologies or product candidates by in-licensing from third parties, such as we did with Corus 1030. We may be unable to find suitable candidates or to acquire rights to them on terms favorable to us, if at all. The licensing and acquisition of technologies or pharmaceutical products is a highly competitive area. A number of more established companies are also pursuing strategies to license or acquire products for the treatment of respiratory diseases. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities.

If we are unable to identify and develop additional technologies or product candidates through our internal research efforts or by obtaining rights to novel technologies or product candidates from third parties, the growth of our business may be limited.

If we lose key management or scientific personnel, our business could suffer.

Our success depends, to a significant extent, on the efforts and abilities of A. Bruce Montgomery, M.D., our President and Chief Executive Officer, and other members of our senior management team and our scientific personnel. We do not have employment agreements with Dr. Montgomery or any other members of our senior management. Because the pool of employees with relevant experience in pulmonology and biotechnology is small, replacing any of our senior management or scientific personnel would likely be costly and time-consuming. Other than Dr. Montgomery, we do not maintain key person life insurance on any of our other officers, employees or consultants. The loss of Dr. Montgomery or any of our other executive officers would result in a significant loss in the knowledge and experience that we, as an organization, possess and could cause significant delays in, or prevent, the development and commercialization of our product candidates.

If we are unable to hire and retain additional qualified scientific and other management personnel, we may be unable to achieve our goals.

Our success and strategy will depend, in large part, on our ability to attract and retain additional qualified scientific, commercial, administrative and management personnel. There is intense competition from numerous pharmaceutical and biotechnology companies, universities, governmental entities and other research institutions for human resources, including management, in the technical fields and geographic regions in which we operate, and we may be unable to attract and retain qualified personnel necessary for the successful development and commercialization of our product candidates. The failure to attract and retain personnel or to develop such expertise could significantly delay or prevent the research, development and commercialization of our product candidates.

As we evolve from a company primarily involved in drug research and development into one that is also involved in the commercialization of drug products, we may have difficulty managing our growth and expanding our operations successfully.

As the development of our product candidates advances, we will need to expand our development, regulatory, manufacturing, sales and marketing capabilities or contract with other organizations to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various suppliers and other organizations. Our ability to manage our operations and growth requires us to continue to improve our operational, financial and management controls, reporting systems and procedures. This growth could place a strain on our administrative and operational infrastructure. We may not be able to make improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls.

We may be subject to potential product liability suits and other claims, which may require us to engage in expensive and time-consuming litigation or pay substantial damages and may harm our reputation and reduce the demand for our products.

Product liability risks are inherent in the testing, manufacturing, marketing and sale of biopharmaceutical products. Our risk of product liability will increase if we obtain approval for and commercialize Corus 1020, Corus 1030 or any other product candidate that we may commercialize. Product liability claims could delay or prevent completion of our other development programs, clinical or otherwise. If we succeed in marketing products, such claims could result in a recall of our products or a change in the indications for which they may be used. An individual may bring a product liability claim against us if any product we develop causes, or merely appears to have caused, an injury. Regardless of merit or eventual outcome, product liability or other claims may, among other things, result in:

•	injury to our reputation and decreased demand for Corus 1020, Corus 1030 or other product candidates that we may commercialize;

•	withdrawal of clinical trial volunteers or patients;

•	distraction of our management and diversion of our resources;

•	litigation costs; and

•	substantial monetary awards to plaintiffs.

We currently have product liability insurance that covers our clinical trials up to a $5 million aggregate limit, and intend to obtain additional product liability coverage in the future. Any insurance we obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses that could have a material adverse effect on our business. These liabilities could prevent or interfere with our product development and commercialization efforts.

We use hazardous materials and must comply with environmental, health and safety laws and regulations, which can be expensive and restrict how we do business.

Our research and development processes involve the controlled use, handling, storage and disposal of hazardous materials, including biological hazardous materials. We are subject to federal, state and local regulations governing the use, storage, handling and disposal of materials and waste products. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply with the standards prescribed by law and regulation, we cannot completely eliminate the risk of accidental contamination or injury from hazardous materials. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed the limits or fall outside the coverage of our insurance. In addition, we may be unable to obtain insurance on acceptable terms, if at all. We could also incur significant costs to comply with current or future environmental laws and regulations.

Risks Relating to Our Intellectual Property

If we are unable to obtain and maintain protection for the intellectual property incorporated into our products, our business will be harmed.

Our success will depend in large part on our ability or the ability of our licensors to obtain and maintain protection in the United States and other countries for the intellectual property incorporated into our products. The patent situation in the field of biotechnology and pharmaceuticals generally is highly uncertain and involves complex legal and scientific questions. Neither we nor our licensors may be able to obtain additional issued patents relating to our technology. Even if issued, patents may be challenged, narrowed, invalidated or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. In addition, our patents and our licensors’ patents also may not afford us protection against competitors with similar technology. Also, the availability of API that is not protected by composition-of-matter patents may lead to the possibility of pharmacy compounding of formulations for aerosol use. Method-of-use and formulation patents may provide protection for our product candidates; however, widespread compounding by pharmacies may make enforcement costly and time consuming.

Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing or, in some cases, not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in these patent applications.

If we fail to comply with our obligations in the agreements under which we license development or commercialization rights to products or technology from third parties, we could lose license rights that are important to our business.

We are a party to three technology licenses that are important to our business, and expect to enter into additional licenses in the future. We hold licenses from PARI relating to Corus 1020 and Corus 1030 and Mayo Foundation for Medical Education and Research relating to Corus 1030. These licenses impose various commercialization, milestone payment, royalty, insurance, indemnification and other obligations on us. If we fail to comply with these obligations, the licensor may have the right to terminate the license, in which event we would be unable to market Corus 1020 or Corus 1030.

If we are unable to protect our trade secrets, we may be unable to protect our interests in proprietary know-how that is not patentable or for which we have elected not to seek patent protection.

Our success depends in part on our ability to protect trade secrets that are not patentable or for which we have elected not to seek patent protection. We seek to protect this information in part by entering into confidentiality agreements with employees, consultants, scientific advisors, contractors and other third parties, and protective contractual provisions such as those contained in license agreements and research agreements. These parties may breach these confidentiality agreements and other protective contracts we have entered into, and we may not become aware of, or have adequate remedies in the event of, any breach. In addition, other parties may develop similar or alternative technologies or duplicate our technologies that are not protected by patents, or otherwise obtain and use information that we regard as proprietary. Any unauthorized disclosure of confidential data into the public domain or to third parties could harm our competitive position.

Litigation regarding intellectual property rights owned or used by us may be costly and time-consuming.

Litigation, interferences, opposition proceedings and other administrative proceedings concerning intellectual property rights in which we may become involved may cause us to incur substantial expense and divert the attention of our technical and management personnel. The complexity of the intellectual property involved and the uncertainty of litigation increase these risks. In addition, many of our competitors are highly litigious and the biotechnology industry has traditionally experienced a significant amount of intellectual property litigation, sometimes regardless of the merits of the claims. Some of our competitors may be able to sustain the costs of such proceedings more effectively than we can because of their substantially greater financial resources. An adverse determination in these proceedings or litigation could subject us to significant liabilities, require us to stop the infringing activity, allow our competitors to introduce or market competitive products without obtaining a license from us, or require us to seek licenses from third parties that may not be available on commercially reasonable terms, if at all. If we cannot obtain such licenses, we may be restricted or prevented from developing and commercializing our product candidates. Ultimately, we may be unable to sell some of our products or may have to cease certain business operations, which would have a material adverse effect on our revenue. Even if we are successful in defending against these proceedings or litigation, the proceedings or litigation itself could result in substantial costs or be distracting to management.

Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed intellectual property, trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims and, even if we are successful in defending ourselves, could result in substantial costs or be distracting to management. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to commercialize a product candidate.

Risks Relating to This Offering and Ownership of Our Common Stock

Our common stock has not been publicly traded, an active trading market for our common stock may not develop, and we expect that the price of our common stock may fluctuate substantially.

Prior to this offering, our common stock has not been traded on a public market. We cannot predict whether an active public trading market for our common stock will develop following this offering, or whether such a market will be sustained. We will negotiate with the underwriters to determine the price of the shares of common stock sold in this offering, but this price will not necessarily reflect the market price of the common stock following this offering. A number of factors will influence the market price for the common stock following this offering, including:

•	the results of ongoing and future clinical trials of our product candidates;

•	the results of regulatory reviews relating to the approval of our product candidates;

•	the announcement and introduction of new products or product enhancements by us or our competitors;

•	our ability to develop and market new and enhanced products;

•	quarterly variations in our or our competitors’ results of operations;

•	changes in governmental regulations or in the status of our regulatory approvals or applications;

•	the development of our intellectual property and any disputes or litigation relating to our or our competitors’ intellectual property;

•	product liability claims or other litigation;

•	initiation, maintenance or termination of coverage of our company by, or changes in estimates or recommendations by, securities analysts; and

•	general market conditions and other factors that may be unrelated to our operating performance or the operating performance of our competitors.

Future sales of our common stock may cause our stock price to decline.

Our current stockholders hold a substantial number of shares of our common stock that they will be able to sell in the public market in the near future. Significant portions of these shares are held by a small number of stockholders. Sales by our current stockholders of a substantial number of shares after this offering, or the expectation that such sales may occur, could significantly reduce the market price of our common stock. Moreover, after this offering, the holders of approximately 112,600,145 shares of common stock, including shares issued upon conversion of our convertible preferred stock, will have rights, subject to some conditions, to require us to file registration statements to permit the resale of their shares in the public market or to include their shares in registration statements that we may file for ourselves or other stockholders. All of our directors and officers have entered into lock-up agreements in connection with this offering, and we are seeking similar agreements from all of our stockholders and option holders. As of October 18, 2004, holders of 121,260,499 shares, on an as-converted basis, of our outstanding capital stock, or 99.0%, have entered into lock-up agreements in connection with this offering. Unless extended in accordance with their terms, these agreements terminate 180 days from the date of our purchase agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated, or Merrill Lynch. Merrill Lynch, at its discretion, can waive the restrictions of the lock-up agreement at an earlier time without prior notice or announcement and allow our stockholders to sell their shares of our common stock in the public market. If the restrictions of the lock-up agreement are waived, shares of our common stock will be available for sale into the market, subject only to applicable securities rules and regulations, which may cause our stock price to decline.

We also intend to register all common stock that we may issue under our stock compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to restrictions under the securities laws and the lock-up agreements described above. If any of these stockholders cause a large number of securities to be sold in the public market, the sale could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital.

Purchasers in this offering will experience immediate and substantial dilution.

We expect the price of our shares in this offering to be substantially higher than the pro forma net tangible book value per share of our outstanding common stock after this offering. Accordingly, investors purchasing shares of common stock in this offering will pay a price per share substantially higher than the value of our assets less liabilities. Assuming the sale of            shares of our common stock in this offering at an assumed initial public offering price of $        per share, the investors in this offering will contribute         % of the total gross amount invested to date in our company, but will own only         % of the shares of common stock outstanding. The exercise of outstanding stock options and warrants, or the issuance of new shares, will further dilute new investors.

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds in a manner desired by our stockholders.

Our management will have broad discretion in how to use the net proceeds of this offering. We currently intend to use the net proceeds from this offering to continue our development and activities in support of anticipated commercialization of our lead product candidates, Corus 1020 and Corus 1030, as well as to fund continued development of our other research and development activities, and for other general corporate purposes and working capital. We may also use a portion of the net proceeds to acquire additional technologies or product candidates, but currently we do not have any specific acquisitions planned. Until we need to use the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, short-term, investment-grade securities, certificates of deposit or government securities, but these investments may not produce income or may lose value.

Our principal stockholders, executive officers and directors own a significant percentage of our stock and, as a result, the trading price for our shares may be depressed and these stockholders can take actions that may be adverse to your interests.

Our executive officers and directors, and entities affiliated with directors, will beneficially own a total of approximately     % of our common stock following this offering. These stockholders, acting together, will have the ability to decide all matters requiring approval by our stockholders, including the election and removal of directors, and any proposed merger, consolidation or sale of all or substantially all of our assets. In addition, they could dictate the management of our business and affairs. A significant concentration of share ownership can adversely affect the trading price of our common stock because investors often discount the value of stock in companies that have controlling stockholders. Further, the concentration of ownership in our company could delay, defer or prevent a merger, consolidation, takeover or other business combination that could be favorable to you.

Antitakeover provisions in our charter documents and under Delaware and Washington law could prevent a potential acquirer from buying our stock and could prevent or frustrate any attempt by stockholders to change the direction of our business or our management.

Provisions of our restated certificate of incorporation and bylaws, as well as provisions of Delaware and Washington law, may make it more difficult for a third party to acquire us, even if doing so would be beneficial for our stockholders. This could prevent or frustrate any attempt by stockholders to change the direction of our business or our management, and could limit the price that certain investors might be willing to pay in the future for our common stock. For example, certain provisions of our restated certificate of incorporation or bylaws include:

•	allowing our board of directors to issue preferred stock without any vote or further action by the stockholders;

•	prohibiting the right of stockholders to act without a meeting;

•	prohibiting the right of stockholders to call a special meeting;

•	prohibiting cumulative voting in the election of directors;

•	specifying restrictive procedures for director nominations by stockholders;

•	specifying that directors may be removed only with cause; and

•	specify a supermajority requirement for stockholders to change the number of directors.

We are subject to certain provisions of Delaware and Washington law that could also delay or make more difficult a merger, tender offer or proxy contest involving us. In particular, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in certain business combinations with any interested stockholder for a period of three years, unless specific conditions are met. Similarly, Chapter 23B.19 of the Washington Business Corporation Act prohibits corporations based in Washington from engaging in certain business combinations with any interested stockholder for a period of five years unless specific conditions are met.

In addition, certain provisions of Delaware and Washington law could have the effect of delaying, deferring or preventing a change in control of Corus, including, without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of our common stock. The provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which provide our current expectations or forecasts of future events. Forward-looking statements include, without limitation:

•	information concerning possible or assumed future results of operations, trends in financial results and business plans;

•	statements about the level of our costs and operating expenses;

•	statements about our expectations for regulatory approval of any of our product candidates;

•	statements about our product development activities and schedules;

•	statements about our suppliers’ abilities to perform their supply obligations;

•	statements about our potential or prospects for future product sales;

•	statements about our future capital requirements and the sufficiency of our cash, cash equivalents, investments and other sources of funds to meet these requirements;

•	statements about the indications for which our product candidates will be used;

•	statements about our ability to protect our intellectual property and operate our business without infringing on the intellectual property rights of others, including statements about the costs involved in enforcing or defending patent claims;

•	other statements about our plans, objectives, expectations and intentions; and

•	other statements that are not historical facts.

Words such as “believes,” “anticipates,” “expects” and “intends” may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the factors described in the “Risk Factors” section of this prospectus. Other factors besides those described in this prospectus could also affect actual results. You should carefully consider the factors described in the section entitled “Risk Factors” in evaluating our forward-looking statements.

These forward-looking statements speak only as of the date of this prospectus. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of          shares of common stock in this offering will be approximately $         million, or approximately $         million if the underwriters exercise their overallotment option in full. This estimate is based on an assumed initial public offering price of $         per share, less the underwriting discount and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to public equity markets.

We expect to use a majority of the net proceeds from this offering to continue our development and activities in support of anticipated commercialization of our lead product candidates, Corus 1020 and Corus 1030, as well as to fund continued development of our other research and development activities and for other general corporate purposes and working capital. Due to the uncertainties inherent in the product development process, it is difficult to estimate the exact amounts of the net proceeds of this offering that may be used for the further development of Corus 1020, Corus 1030 or our other research and development activities. We may also use a portion of the net proceeds to acquire additional technologies or product candidates, but we currently do not have any specific acquisitions planned. Our board of directors retains broad discretion in how the net proceeds of this offering may be used. Until we need to use the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, short-term, investment-grade securities, certificates of deposit or government securities.

NOTICES TO INVESTORS

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.

For investors outside the United States:    Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization at June 30, 2004. Our capitalization is presented

•	on an actual basis;

•	on a pro forma basis to reflect the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock upon the completion of this offering; and

•	on a pro forma as-adjusted basis to give effect to the receipt of the estimated net proceeds from the sale of shares of common stock offered by us in this offering at an assumed initial public offering price of $ per share, after deducting the underwriting discount and estimated offering expenses.

The number of shares of common stock listed in the following table excludes the following:

•	6,089,350 shares of common stock subject to outstanding options on June 30, 2004 granted under our 2001 Stock Plan at a weighted average exercise price of $0.33 per share;

•	5,626,750 shares of common stock reserved for future issuance under our 2001 Stock Plan and shares reserved for issuance under our 2004 Stock Incentive Plan;

•	82,325 shares of common stock issued upon exercise of options during the period July 1, 2004 through September 30, 2004;

•	219,725 shares of common stock reserved for future issuance pursuant to an outstanding warrant at an exercise price of $1.64 per share; and

•	211,207 shares of common stock issued to Montgomery & Co., the placement agent for our Series C Preferred Stock financing, and three of its principals.

You should read this table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

	June 30, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited, dollars in thousands)
Other liabilities	$503	$503	$
Convertible preferred stock:
Series A: 8,468,757 shares designated, issued and outstanding as of June 30, 2004; no shares outstanding pro forma; liquidation preference of $18,500 as of June 30, 2004	17,383
Series B: 41,113,949 shares designated, issued and outstanding as of June 30, 2004; no shares outstanding pro forma; liquidation preference of $40,000 as of June 30, 2004	39,646
Series C: 56,896,552 shares designated; 56,038,635 shares issued and outstanding as of June 30, 2004; no shares outstanding pro forma; liquidation preference of $65,005 as of June 30, 2004	63,449

Total convertible preferred stock	120,478	—
Stockholders’ equity/(deficit):
Preferred stock, $0.001 par value: 106,479,258 shares authorized and designated; no shares designated, issued or outstanding pro forma	—	—
Common stock and additional paid-in capital, $0.001 par value: 150,000,000 shares authorized; 9,588,156 shares issued and outstanding as of June 30, 2004, and 122,188,301 shares issued and outstanding pro forma	1,746	122,224
Deferred stock-based compensation	(46)	(46)
Accumulated other comprehensive income	8	8
Deficit accumulated during the development stage	(50,630)	(50,630)

Total stockholders’ equity/(deficit)	(48,922)	71,556

Total capitalization	$72,059	$72,059	$

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per shares. Our actual net tangible book value as of June 30, 2004 was approximately $(48.9) million or approximately $(5.10) per share. Net tangible book value per share represents our total tangible assets less total liabilities divided by the total number of shares of common stock outstanding on that date. Our pro forma net tangible book value as of June 30, 2004 was approximately $71.6 million, or approximately $0.59 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding including the automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock upon completion of this offering. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock immediately after the completion of this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of            shares of common stock in this offering by us at an assumed initial public offering price of $            per share, and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2004 would have been approximately $            million, or $            per share of common stock. This represents an immediate increase in pro forma net tangible book value of $            per share to existing stockholders and an immediate dilution of $            per share to new investors of common stock. The following table illustrates this dilution on a per share basis.

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2004	$(5.10)
Increase attributable to the conversion of convertible preferred stock	5.69

Pro forma as adjusted net tangible book value per share as of June 30, 2004 before receipt of net proceeds from issuance of shares in this offering	0.59
Pro forma increase per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Pro forma dilution per share to new investors		$

If the underwriters exercise their overallotment option in full, the pro forma net tangible book value as of June 30, 2004 would have been $            per share, representing an immediate increase to existing stockholders of $            per share and an immediate dilution of $            per share to new investors.

The following table summarizes, after giving effect to this offering, based on an assumed initial public offering price of $            per share, as of June 30, 2004, the differences between the existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors

Total		100.0%		$100.0%

The foregoing discussion and tables are based upon the number of shares issued and outstanding on June 30, 2004, assumes the automatic conversion of all shares of our convertible preferred stock and excludes:

•	6,089,350 shares of common stock subject to outstanding options on June 30, 2004 granted under our 2001 Stock Plan at a weighted average exercise price of $0.33 per share;

•	5,626,750 shares of common stock reserved for future issuance under our 2001 Stock Plan and shares reserved for future issuance under our 2004 Stock Incentive Plan;

•	82,325 shares of common stock issued upon exercise of options during the period July 1, 2004 through September 30, 2004;

•	219,725 shares of common stock reserved for future issuance pursuant to an outstanding warrant at an exercise price of $1.64 per share; and

•	211,207 shares of common stock issued to Montgomery & Co., the placement agent for our Series C Preferred Stock financing, and three of its principals.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected financial information together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the statement of operations information for the period from inception to December 31, 2001, and for the years ended December 31, 2002 and 2003, and the balance sheet information as of December 31, 2002 and 2003 from our audited consolidated financial statements which are included in this prospectus. We have derived the statement of operations information for each of the six months ended June 30, 2003 and 2004, and the balance sheet information as of June 30, 2004, from our unaudited consolidated financial statements, which are included in this prospectus. The balance sheet information as of December 31, 2001 has been derived from our audited consolidated financial statements, which are not included in this prospectus. Our unaudited consolidated financial statements include, in the opinion of our management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of those statements. Our historical results for any prior or interim period are not necessarily indicative of results to be expected for a full fiscal year or for any future period. The pro forma net loss per share information is computed using the weighted average number of common shares outstanding, after giving pro forma effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock effective upon the completion of this offering, as if the conversion had occurred at the date of the original issuance.

	Period from January 2, 2001 (Date of Inception) to December 31, 2001	Year Ended December 31,		Six Months Ended June 30,
		2002	2003	2003	2004
	(in thousands, except per share data)
				(unaudited)
Consolidated Statement of Operations Data:

Operating expenses:
Research and development	$1,171	$8,890	$21,754	$8,292	$9,225
General and administrative	1,613	2,878	3,662	1,616	2,510

Loss from operations	(2,784)	(11,768)	(25,416)	(9,908)	(11,735)
Interest income	330	176	298	127	269

Net loss	$(2,454)	$(11,592)	$(25,118)	$(9,781)	$(11,466)

Basic and diluted net loss per share	$(0.80)	$(2.50)	$(3.58)	$(1.54)	$(1.30)

Shares used in computation of basic and diluted net loss per share	3,062	4,642	7,008	6,371	8,790

Pro forma basic and diluted net loss per share			$(0.44)		$(0.12)

Shares used in computation of pro forma net loss per share			56,717		92,148

	As of December 31,			As of June 30, 2004
	2001	2002	2003
	(in thousands)
				(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,800	$5,342	$2,934	$1,087
Short-term investments	—	—	18,596	72,269
Working capital	15,081	3,583	18,269	70,865
Total assets	16,232	6,183	22,927	75,012
Convertible preferred stock	17,383	17,383	57,029	120,478
Total stockholders’ equity/(deficit)	(1,909)	(13,106)	(37,660)	(48,922)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a biopharmaceutical company focused on the development and commercialization of novel applications and formulations of known therapeutics to treat severe respiratory diseases. Our goal is to provide respiratory patients facing limited therapeutic options with innovative treatments that improve their medical condition and enhance their quality of life. We currently have two product candidates in late-stage clinical development and several proprietary programs in preclinical development. Our two most advanced product candidates focus on cystic fibrosis, or CF, and severe persistent asthma, two of the most severe respiratory diseases in the United States.

We commenced operations in January 2001. We are a development stage company and have not yet generated any revenue. Since inception, we have devoted substantially all of our efforts to the discovery, in-licensing and development of our two lead product candidates, Corus 1020 and Corus 1030. If our development efforts result in clinical success, regulatory approvals and commercialization, we expect to generate revenue from sales of our products. In addition, in the event we out-license any of our products we would expect to generate royalty revenue on sales of licensed products. However, even if clinical trials show our product candidates to be safe and effective in treating their target indications, we do not expect to be able to record commercial sales, or generate royalty revenue from any out-licensing, of our product candidates, if at all, until at least 2007.

We have incurred losses each year since inception and had an accumulated deficit of $50.6 million as of June 30, 2004. We incurred net losses of $11.5 million for the six months ended June 30, 2004 and $25.1 million in 2003. We expect to incur significant and growing losses for the foreseeable future. Although the size and timing of our future operating losses are subject to significant uncertainty, we expect our losses to continue to increase over the next several years as we continue our development programs and prepare for potential commercial launch of Corus 1020 and Corus 1030, our most advanced product candidates. We will need to generate significant revenue to achieve and maintain profitability.

All of our expenditures to date have been for research and development and general and administrative activities. Research and development expenses consist primarily of costs for personnel, including salaries and benefits, facilities, clinical studies performed by third parties, materials and supplies to support our clinical programs, contracted research and manufacturing, consulting and other expenses incurred to sustain our overall research and development programs. We expense our research and development costs as they are incurred. License and milestone payments due prior to regulatory approval to market our products are also charged to research and development. From inception through June 30, 2004, we incurred expenses of $41.0 million for research and development activities, of which approximately $18.9 million represents costs for the development of Corus 1020 and $17.4 million represents costs for the in-licensing and development of Corus 1030. The remaining $4.7 million of expenditures were made in support of our research efforts. We expect to incur significant additional research and development expenses for each of our product candidates prior to any potential approval and subsequent commercial launch.

Our general and administrative expenses consist of costs incurred by our general administration, finance, business development and marketing departments. These costs are composed primarily of expenses related directly to our personnel, as well as external costs associated with service providers such as lawyers, accountants and insurers. From inception through June 30, 2004, we have spent an aggregate of $10.7 million on general and administrative expenses. We anticipate that general and administrative expenses will increase for the foreseeable future as we expand our operating activities and as a result of costs associated with becoming a publicly traded company.

To date, our marketing expenses have not been significant and we have not incurred any sales expenses. However, we expect to incur significant sales and marketing expenses in future periods as we expand our marketing efforts and build our sales force in anticipation of the commercialization of Corus 1020, Corus 1030 and other product candidates.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue and expenses during the reporting periods. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Although our significant accounting policies are more fully described in Note 1 to our consolidated financial statements appearing at the end of this prospectus, we believe that the following accounting policy relating to stock-based compensation charges is most critical to aid you in fully understanding and evaluating our reported financial results.

We have elected to follow Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, or APB No. 25, and related interpretations, in accounting for employee stock options, rather than the alternative fair value accounting allowed by Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, or SFAS No. 123. Under APB No. 25, compensation expense related to employee stock option grants is recognized using the intrinsic value method. Accordingly, we do not recognize compensation expense for stock options granted to employees with an exercise price equal to or in excess of the fair market value of the stock option at the date of grant.

We recognize compensation expense for options granted to nonemployees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods, or Services, which requires valuing the stock options using an option-pricing model and remeasuring such stock options to the current fair market value until the performance date has been reached.

We recorded deferred stock-based compensation related to grants of stock options and sales of restricted stock to employees and directors of $298,000 and related amortization of $39,000 during 2001 and of $60,000 and amortization of $161,000 during 2002. We recorded amortization of $89,000 related to stock-based compensation during 2003 and amortization of $23,000 during the six months ended June 30, 2004. We expect to amortize $46,000 of deferred stock-based compensation with respect to stock options granted through June 30, 2004 in future periods, including $23,000 in the remainder of 2004, and $23,000 during 2005.

Recent Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability, or as an asset in some circumstances. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on our consolidated financial statements.

Results of Operations

Six Months Ended June 30, 2004 and June 30, 2003

Research and Development Expenses.    Our research and development expenses increased approximately 11%, from $8.3 million in the first six months of 2003 to $9.2 million in the first six months of 2004. This increase resulted primarily from an increase of $1.5 million in research and development expenses related to the Corus 1020 program and a decrease of $523,000 in research and development expenses related to the Corus 1030 program. There were no material changes in research expenses relating to new programs.

Research and development expenses for Corus 1020 increased from $3.2 million for the six months ended June 30, 2003 to $4.7 million for the six months ended June 30, 2004. The $1.5 million increase resulted primarily from:

•	an increase of $800,000 related to our Phase II clinical trial;

•	an increase of $771,000 in salary and personnel-related costs resulting primarily from an increase in headcount from 17 at June 30, 2003 to 36 at June 30, 2004; and

•	an increase of $316,000 in operating and other related expenses.

This increase was partially offset by a decrease of $493,000 in manufacturing costs related to a decline in formulation development work.

Research and development expenses for Corus 1030 decreased from $4.1 million for the six months ended June 30, 2003 to $3.6 million for the six months ended June 30, 2004. The $523,000 decrease resulted primarily from:

•	a decrease of $1.0 million related to a decline in purchases of drug material and other products that occurred during 2003; and

•	a decrease of $386,000 in expenses related to preclinical studies.

This decrease was partially offset by:

•	an increase of $592,000 in salary and personnel-related costs resulting primarily from an increase in headcount from 16 at June 30, 2003 to 22 at June 30, 2004; and

•	an increase of $271,000 related to our Phase II clinical trial.

We anticipate that research and development expenses will continue to increase as we continue to pursue clinical development of Corus 1020 and Corus 1030 and initiate other research programs.

General and Administrative Expenses.    General and administrative expenses increased approximately 55% from $1.6 million in the first six months of 2003 to $2.5 million in the first six months of 2004. The increase resulted primarily from an increase in salary and personnel-related expenses of $470,000, due primarily to an increase in general and administrative employees from 12 at June 30, 2003 to 18 at June 30, 2004, an increase in marketing development costs of $229,000 and an increase in operating and other expenses. We anticipate that general and administrative expenses will continue to increase as we expand our business and incur additional expenses associated with being a publicly traded company.

Interest Income.    Interest income increased from $127,000 in the first six months of 2003 to $269,000 in the first six months of 2004. This increase resulted from a higher level of cash and marketable securities available for investment, due to the receipt of net proceeds from the initial closing of our Series C Preferred Stock offering during April 2004.

Years Ended December 31, 2003 and 2002

Research and Development Expenses.    Our research and development expenses increased approximately 145%, from $8.9 million in 2002 to $21.8 million in 2003. This increase resulted primarily from an increase of $6.6 million in research and development expenses related to the Corus 1020 program and an increase of $5.6 million in research and development expenses related to the Corus 1030 program. There also was a $703,000 increase in other research expenses relating to other research programs.

Research and development expenses for Corus 1020 increased from $3.6 million in 2002 to $10.2 million in 2003. The $6.6 million increase resulted primarily from:

•	an increase of $1.8 million related to our Phase Ib clinical trial;

•	an increase of $1.5 million in salary and personnel-related costs resulting primarily from an increase in headcount from 10 at December 31, 2002 to 28 at December 31, 2003;

•	an increase of $1.3 million related to increased expenditures on development of drug formulation and drug delivery technology;

•	an increase of $936,000 in expenses for preclinical studies;

•	an increase of $447,000 in consulting and professional fees related to clinical trials; and

•	an increase of $509,000 in travel-related, operating and other costs.

Research and development expenses for Corus 1030 increased from $4.1 million in 2002 to $9.7 million in 2003. The $5.6 million increase resulted primarily from:

•	an increase of $2.7 million related to our Phase II clinical trials;

•	an increase of $1.6 million in expenses for preclinical studies; and

•	an increase of $1.1 million in salary and personnel-related costs resulting primarily from an increase in headcount from 11 at December 31, 2002 to 21 at December 31, 2003.

The $703,000 increase in research and development expenses related to other research programs resulted primarily from:

•	an increase of $879,000 related to the establishment and development of our research department, including costs of professional service fees, outside laboratory testing and supplies; and

•	an increase of $446,000 in salary and personnel-related costs.

This increase was partially offset by a decrease of $605,000 as a result of the termination of a research program.

General and Administrative Expenses.    General and administrative expenses increased approximately 27% from $2.9 million in 2002 to $3.7 million in 2003. The increase was due in part to an increase in the number of general and administrative employees from 12 at December 31, 2002 to 15 at December 31, 2003, and resulting increased salary and personnel-related expenses of $304,000. In addition, in 2003 there were increases in rent expense, legal fees and travel-related expenses.

Interest Income.    Interest income increased from $176,000 in 2002 to $298,000 in 2003. This increase resulted from a higher level of cash and marketable securities available for investment due to the receipt of net proceeds from the sale of our Series B Preferred Stock in February and March 2003.

Year Ended December 31, 2002 and Period From January 2, 2001 (Date of Inception) Through December 31, 2001

Research and Development Expenses.    Our research and development expenses increased approximately 659%, from $1.2 million in 2001 to $8.9 million in 2002. This increase resulted primarily from an increase of $3.4 million in research and development expenses related to the Corus 1020 program and an increase of $4.1 million in research and development expenses related to the Corus 1030 program. There also was a $295,000 increase in other research expenses relating to other research programs.

Research and development expenses for Corus 1020 increased from $314,000 in 2001 to $3.7 million in 2002. The $3.4 million increase resulted primarily from:

•	an increase of $1.7 million in milestone payments related to formulation development;

•	an increase of $823,000 in expenses for preclinical studies; and

•	an increase of $518,000 in salary and personnel-related costs resulting primarily from an increase in headcount from 3 at January 2, 2001 to 10 at December 31, 2002.

Research and development expenses for Corus 1030 increased from $28,000 in 2001 to $4.1 million in 2002. The $4.1 million increase resulted primarily from:

•	an increase of $1.5 million in in-licensing expenses related to the acquisition of certain licenses;

•	an increase of $900,000 in formulation development expenses;

•	an increase of $658,000 in salary and personnel-related costs resulting primarily from the commencement of the Corus 1030 program;

•	an increase of $455,000 in Phase I clinical trial costs; and

•	an increase of $288,000 in expenses for preclinical studies.

The increase in research and development expenses related to research for other research programs resulted primarily from an increase in salary and personnel-related expenses.

General and Administrative Expenses.    General and administrative expenses increased approximately 78% from $1.6 million in 2001 to $2.9 million in 2002. The increase resulted primarily from a $896,000 increase in salary and personnel expenses related to the addition of six personnel and increases in legal fees and other general expenses.

Interest Income.    Interest income decreased from $330,000 in 2001 to $176,000 in 2002 as a result of a lower level of cash and marketable securities available for investment during 2002 compared to 2001.

Liquidity and Capital Resources

Sources of Liquidity

Since inception, we have financed our operations through private placements of our capital stock, and the receipt of interest income. Through June 30, 2004, we have received net proceeds of $121.6 million from the issuance of shares of common stock and preferred stock. The table below summarizes our initial issuances of preferred stock:

Series	Date	Number of Shares	Gross Proceeds
A	May 2001	8,468,757	$18.5 million
B	March 2003	41,113,949	$40.0 million
C	June 2004	56,038,635	$65.0 million

As of June 30, 2004, we had $73.4 million in cash, cash equivalents and short-term investments. Also as of that date, we had pledged $200,000 of restricted cash as collateral for letters of credit for one of our leased facilities. We believe that our available cash, cash equivalents and short-term investments, together with the proceeds of this offering, will be sufficient to fund anticipated levels of operations through at least the next 24 months. We had no material capital expenditures during 2003 or the six months ended June 30, 2004, and expect to have no material capital expenditures during the remainder of 2004.

Income Taxes

As of December 31, 2003, we had net operating loss carryforwards for federal income taxes of approximately $38.4 million and research and development tax credits of approximately $985,000. Our utilization of the net operating loss and tax credit carryforwards may be subject to annual limitations pursuant to Section 382 of the Internal Revenue Code as a result of changes in our ownership structure. The annual limitations may result in the expiration of net operating losses and credits prior to utilization. As of December 31, 2003, we had deferred tax assets primarily representing the benefit of net operating loss carryforwards for tax purposes. We did not record a benefit for the deferred tax asset because realization of the benefit was uncertain and, accordingly, a valuation allowance is provided to offset the deferred tax asset.

Cash Flows

For the six months ended June 30, 2004, we used net cash of $11.8 million in operating activities. This consisted primarily of a net loss for the period of $11.5 million. We used net cash of $54.0 million for investing activities for the six months ended June 30, 2004, which consisted primarily of net purchases of short-term investments of $53.7 million. We received net cash of $64.0 million from financing activities during the six months ended June 30, 2004, principally relating to the issuance of Series C Preferred Stock for net proceeds, after offering costs, of $63.4 million.

For the year ended December 31, 2003, our operating activities used net cash of $22.7 million. This consisted primarily of a net loss for the period of $25.1 million, offset primarily by an increase in accounts payable and accrued expenses of $1.8 million. We used net cash of $19.6 million for investing activities for the year ended December 31, 2003, which consisted primarily of net purchases of short-term investments. We received $39.9 million from financing activities during the year ended December 31, 2003, principally relating to the issuance of our Series B Preferred Stock for net proceeds, after offering costs, of $39.7 million.

Funding Requirements

We expect to devote substantial resources to continue our research and development efforts and to establish our sales and marketing programs associated with the anticipated commercialization and launch of

Corus 1020, Corus 1030 and any other product candidates. Our future funding requirements and our ability to raise additional capital will depend on many factors, including:

•	the success rate of our product development efforts;

•	the scope, progress, expansion and cost of our clinical trials and research and development activities;

•	the development of our sales and marketing activities;

•	the emergence of competing technologies or other adverse market developments;

•	the costs of manufacturing products and potential product candidates;

•	the cost of acquiring the rights to new technology or product candidates;

•	changes in or terminations of our supply, development or manufacturing arrangements;

•	the costs of recruiting and retaining our personnel;

•	the costs of product liability claims, intellectual property infringement or misappropriation claims or other litigation;

•	the costs of preparing, filing, prosecuting and maintaining patents and enforcing patent claims and other intellectual property rights; and

•	changes in regulatory policies or laws.

If our existing resources are insufficient to satisfy our liquidity requirements, we may need to raise additional external funds through the sale of additional equity or debt securities. Additional financing may be unavailable in amounts or on terms acceptable to us, if at all. If we are unable to timely obtain additional funding, we may never conduct or complete additional clinical trials required to demonstrate the safety and efficacy of our current or future product candidates, and we may never obtain U.S. Food and Drug Administration, or FDA, or foreign regulatory approval or commercialize any of our current or future product candidates.

If we raise additional funds by issuing equity securities, further dilution to stockholders would result and new investors could have rights superior to holders of the shares issued in this offering. If we raise additional funds through debt financing, the applicable debt instruments may include provisions that restrict our operational flexibility or impose liens or other restrictions on our assets. If adequate funds are not available to us, we may have to liquidate some or all of our assets or delay, reduce the scope of, or eliminate all or some portion of our research and development programs or clinical trials. We may also be required to seek partners for our product candidates or relinquish, license or otherwise dispose of rights to our product candidates if we are unable to raise additional capital.

Contractual Obligations

Our major outstanding contractual obligations relate to our facilities leases and obligations under a number of our license agreements to pay milestone payments and royalties to the other parties to these agreements. We have summarized in the table below our fixed contractual cash obligations as of June 30, 2004.

	Payments Due by Period (in thousands)
Contractual Obligations	Total	Remainder of 2004	December 31, 2005 and 2006	December 31, 2007 and 2008	December 31, 2009	Thereafter
Facility leases	$6,550	$468	$1,983	$2,255	$1,160	$684
Contractual purchase obligations	528	528	—	—	—	—

Total	$7,078	$996	$1,983	$2,255	$1,160	$684

In connection with the Corus 1020 program, we have entered into contracts with PARI GmbH, or PARI, and Cystic Fibrosis Foundation Therapeutics, Inc. that obligate us to make payments that could aggregate up to $8.0 million upon achieving specified development and regulatory milestones, and to pay royalties to PARI on net sales of Corus 1020 if and when it receives marketing approval by the FDA. In connection with the Corus 1030 program, we have entered into similar milestone-based contracts with PARI, Mayo Foundation for Medical Education and Research, or Mayo Clinic, and BioGenetic Ventures, Inc. that obligate us to make payments that could aggregate up to $7.0 million, and to pay royalties to PARI and Mayo Clinic on net sales of Corus 1030 if and when it receives marketing approval by the FDA. Our contractual obligations are described more fully in Note 11 of our consolidated financial statements. The events that trigger the milestone payments include certain product development events, filing of a new drug application with the FDA, making similar filings with foreign regulatory agencies, receiving marketing approval by the FDA or similar foreign regulatory agencies and the first commercial sale in various countries. These contingent milestone and royalty payment obligations are not included in the above table due to timing uncertainties.

In connection with the Corus 1030 program, we have entered into an agreement with PARI for the development of an inhaler for delivery of Corus 1030. Under the terms of the agreement, we are obligated to purchase a minimum number of inhalers each year for five years beginning the first year after commercialization. If we do not meet the minimum purchase requirements, we are obligated to pay PARI for any unordered inhalers up to a maximum of $1.5 million in the first year, $2.0 million in the second year and $2.5 million in each of years three through five.

In connection with the drug manufacturing supply requirements of our Corus 1020 program, we have entered into a long-term supply agreement with Euticals SpA for the supply of the aztreonam active pharmaceutical ingredient. Under the terms of this agreement, we are obligated to provide Euticals with a five-quarter forward-looking forecast that is updated quarterly. Based on the forecasts we provide, we will have minimum purchase obligations that are fixed in the early portions of the forecast, becoming more flexible in the later quarters. As of June 30, 2004, we had an obligation to make cash payments to Euticals in the third quarter of 2004 of $528,000. At that date, we had no further financial obligations to Euticals under this agreement.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk is confined to our cash, cash equivalents and marketable securities. We invest in high-quality financial instruments, primarily money market funds, federal agency notes, asset-backed securities, corporate debt securities and U.S. treasury notes, with the effective duration of the portfolio less than nine months and no security with an effective duration in excess of two years, which we believe are subject to limited credit risk. We currently do not hedge interest rate exposure. Due to the short-term nature of our investments, we do not believe that we have any material exposure to interest rate risk arising from our investments.

Most of our transactions are conducted in U.S. dollars, although we do conduct some preclinical studies and clinical trials, and have some manufacturing agreements with vendors, located outside the United States. Transactions under certain of these agreements are conducted in U.S. dollars, subject to adjustment based on significant fluctuations in currency exchange rates. Transactions under certain other of these agreements are conducted in the local foreign currency. We do not believe that a 10% change in applicable exchange rates would have a material impact on our results of operations or cash flows.

BUSINESS

Overview

We are a biopharmaceutical company focused on the development and commercialization of novel applications and formulations of known therapeutics to treat severe respiratory diseases. According to the American Lung Association, respiratory diseases are the third most common cause of death in the United States, responsible for one in seven deaths. Our goal is to provide respiratory patients facing limited therapeutic options with innovative treatments that improve their medical condition and enhance their quality of life. We currently have two product candidates in late-stage clinical development and several proprietary programs in preclinical development. Our two most advanced product candidates focus on cystic fibrosis, or CF, and severe persistent asthma, two of the most severe respiratory diseases in the United States.

Our most advanced product candidate, Corus 1020, is designed to treat respiratory infections such as Pseudomonas aeuroginosa, or P. aeruginosa, in CF patients using an inhalable form of an antibiotic called aztreonam. Aztreonam is currently approved for systemic use in a variety of respiratory and non-respiratory infections and is administered intravenously. According to the Cystic Fibrosis Foundation, or CFF, there are approximately 30,000 CF patients in the United States and 33,000 CF patients throughout the rest of the world. Approximately 60% of CF patients in the United States are infected with P. aeruginosa, the predominant bacteria infecting the lungs of CF patients. Despite improvements in therapies and enhanced understanding of the disease in the last ten years, there is still no cure for CF and, according to the CFF, the current median life expectancy of a CF patient is 33.4 years. According to the CFF, more than 90% of CF patients ultimately die from lung destruction resulting from the inflammatory response to chronic lung infections.

We believe that Corus 1020 would be an attractive therapy for the management of respiratory infections in CF patients, and may offer significant advantages over existing therapies. We have recently completed a Phase II clinical trial of Corus 1020 and expect to complete the analysis of the study data in late 2004. We anticipate the commencement of Phase III clinical trials in early 2005, and we expect to complete these trials by the end of 2005. We plan to submit a new drug application, or NDA, for Corus 1020 in 2006. Corus 1020 was granted orphan drug status in the United States in March 2002 and in the European Union, or EU, in June 2004. Generally, the U.S. Food and Drug Administration, or FDA, or foreign regulatory agencies may grant orphan drug designation to drugs intended to treat a rare disease or condition. If approved, orphan drug status would give Corus 1020 market exclusivity for the same drug for the same use for seven years in the United States and ten years in the EU. According to the CFF, nearly 77% of the 30,000 CF patients in the United States are treated in approximately 115 accredited CF centers. We estimate that there are more than 700 pulmonologists practicing in these CF centers. As a result of this market concentration, we believe that we can initially develop the CF market for Corus 1020 through a sales force of 25 sales representatives and, later, expand to cover other pulmonologists with the most active practices outside the CF centers.

Our second product candidate, Corus 1030, is inhaled lidocaine for the treatment of patients suffering from the most severe persistent forms of asthma. Based on our internal marketing research, we estimate that of the approximately 700,000 patients who are classified by the National Institutes of Health, or NIH, as suffering from severe persistent asthma, 175,000 depend on the use of oral corticosteroids, such as prednisone, to control their disease. Despite the efficacy of oral corticosteroids in treating severe persistent asthma, when used chronically, they can have severe side effects, including osteoporosis, weight gain, adrenal suppression, growth suppression, dermal thinning, hypertension, diabetes, cataracts and muscle weakness. According to a 2003 study in Journal of Allergy and Clinical Immunology, patients with severe persistent asthma spend $12,813 a year, or nearly five times more, in direct and indirect costs, than those with mild persistent asthma caring for their disease.

We believe that Corus 1030 would offer an attractive alternative to oral corticosteroids in the treatment of asthma, enabling the reduction of oral corticosteroid use by patients with severe persistent asthma while maintaining or improving their lung function. We currently have an ongoing Phase II clinical trial for Corus 1030 in patients with severe persistent asthma who are dependent on the chronic use of oral corticosteroids. We have completed enrollment in this trial and expect the data to be available in early 2005. We anticipate the commencement of pivotal Phase III clinical trials in late 2005, and we expect to complete these trials by early 2007. We plan to submit an NDA for Corus 1030 in 2007. As with CF, pulmonologists are the primary physicians who treat most of the patients with severe persistent asthma. Upon completion of Phase III clinical trials for Corus 1030, we anticipate expanding our sales force to approximately 100 sales representatives in order to cover the majority of pulmonologists treating patients with severe persistent asthma.

In addition to the development activities for our two lead product candidates, we continue to develop additional clinical programs for a variety of respiratory diseases. Our most promising preclinical product candidate is Corus 1040, a novel broad spectrum antibiotic combination formulation for the treatment of respiratory infections. We expect to commence Phase I clinical testing for Corus 1040 by 2006.

According to the 2001 study issued by the Tufts Center for the Study of Drug Development, traditional new chemical entity, or NCE, development activities result in a development success rate of less than 20%, development costs of approximately $800 million and a time to market of approximately 10 years to 15 years. Our research effort is focused on developing new delivery methods, indications and combinations for existing compounds where proof-of-concept has been shown in respiratory diseases, with a goal of improving their therapeutic effect. We believe that, as compared to an NCE drug development strategy, our approach not only increases the likelihood of successful development while decreasing costs, but it also potentially allows us to redeploy these compounds into the marketplace more quickly.

We have entered into two agreements with PARI GmbH, or PARI, under which PARI has agreed to provide its proprietary eFlow™ inhalation device for Corus 1020 and Corus 1030. We believe the PARI eFlow inhalation device, when used with our novel formulations, will provide for faster and more efficient drug delivery, resulting in decreased dosing times. The PARI eFlow inhalation device received 510(k) clearance from the FDA in May 2004 as a handheld nebulizer to be used with medications for which a doctor has prescribed nebulization, which would allow us to use it for Corus 1020 and Corus 1030.

We are led by a team of experienced pharmaceutical and biotechnology industry executives. These individuals have played key leadership roles in the successful development, approval and commercialization of multiple therapeutic products, including the most recently approved product for the treatment of respiratory infections in CF patients, TOBI®, which is tobramycin solution for inhalation, marketed by Chiron Corporation, as well as several other respiratory therapeutics. Our management team provides us with a significant complement of capabilities in the discovery, development and commercialization of novel therapeutics.

Strategy

Our goal is to provide respiratory patients facing limited therapeutic options with innovative treatments that improve their medical condition and enhance their quality of life. By leveraging our scientific, clinical, regulatory and commercialization experience, we intend to become a leader in bringing to market novel formulations and applications of known therapeutics to treat severe respiratory diseases. The key elements of our strategy are as follows:

•	Continue to advance our lead product candidates in clinical trials. We have two lead product candidates, Corus 1020 and Corus 1030, in late-stage Phase II clinical trials:

•	We have recently completed a Phase II clinical trial for Corus 1020 in CF patients with respiratory infections, expect results in late 2004, anticipate beginning Phase III clinical trials for Corus 1020 in early 2005, and plan to submit an NDA for Corus 1020 in 2006. We do not expect to achieve final approval of the NDA, if at all, until at least 2007, or, if we are able to obtain priority review from the FDA, the second half of 2006.

•	We are currently conducting a Phase II clinical trial for Corus 1030 in patients with severe persistent asthma who are dependent on the chronic use of oral corticosteroids, expect to begin Phase III clinical trials for Corus 1030 in late 2005 and plan to submit an NDA for Corus 1030 in 2007.

•	Maximize commercial potential of our two lead product candidates. We own worldwide marketing rights to Corus 1020 and Corus 1030. We plan to build a sales organization in the United States to commercialize Corus 1020 and Corus 1030 directly to pulmonologists. We believe that we can initially develop the CF market for Corus 1020 through a sales force of 25 sales representatives and, later, expand to cover other pulmonologists with the most active practices outside the CF centers. Later, in anticipation of the commercial launch of Corus 1030, we plan to expand our sales force to approximately 100 sales representatives to cover the majority of pulmonologists treating patients with severe persistent asthma. We intend to develop partnerships with multinational or regional pharmaceutical companies to commercialize our products outside the United States.

•	Continue to develop new product candidates for respiratory disease. We believe our expertise in respiratory disease will enable us to identify additional product candidates, such as Corus 1040, for which there is strong existing preclinical or clinical data from which we can continue to build a robust pipeline of product candidates. We intend to continue working closely with the FDA as we pursue development programs designed to be rapidly executed with clearly defined and readily obtainable endpoints for both proof-of-concept Phase II and approval-directed Phase III clinical trials.

•	Develop new product candidates with defensible intellectual property and the potential for marketing exclusivity. Intellectual property protection and marketing exclusivity are important factors we consider in evaluating potential new product candidates. We will continue to build protection around our products by pursuing method-of-use, formulation and drug delivery device patents or in-licensing composition-of-matter or use patents. We hold and will continue to file patent applications relating to our clinical and preclinical product candidates for various indications. We will also continue to file for patent protection for the drug and device combinations and related NCEs that we develop. Where available, we will pursue designations such as orphan drug status in an effort to obtain marketing exclusivity for our product candidates.

Background

The Respiratory System

The respiratory system is responsible for oxygen exchange between the environment and the body. The respiratory system works together with the circulatory system to deliver necessary oxygen to cells and to remove carbon dioxide, preventing its lethal buildup in body tissues. If the respiratory system’s function is interrupted, serious, irreversible damage to tissues occurs after a few minutes, followed by the failure of all body systems and, ultimately, death.

Oxygen in inhaled air moves from the lungs through blood vessels to the heart, which then pumps the oxygen-rich blood to all parts of the body. Oxygen then moves from the bloodstream into cells where it is used in cellular respiration, which produces carbon dioxide as a byproduct. Carbon dioxide moves from the cells to the bloodstream and is carried back through the heart to the lungs, where it is exhaled.

The respiratory system incorporates the nose, pharynx, or throat, larynx, or voice box, trachea and the lungs. The trachea splits into two main branches called the bronchi, which enter the lungs and further split into tiny branches called bronchioles. Each lung is two to three liters in size and takes up most of the area within the rib cage.

The nose, pharynx, larynx, trachea, bronchi and bronchioles conduct air to and from the lungs. The trachea, bronchi and the first few bronchioles are lined with mucous membranes and ciliated cells that trap and move mucus upward to the throat where it is eliminated from the body by coughing or swallowing. Cilia are the tiny hairs that line and sweep the bronchial tubes clean of bacterial or viral invaders, and remove excess secretions such as mucus.

The bronchioles divide many more times in the lungs to create a tree with many smaller and smaller branches, some no larger than 0.5 mm in diameter. These branches finally dead-end into tiny air sacs called alveoli, which are arranged in grape-like clusters surrounded by a dense net of tiny, thin-walled capillaries. Alveoli deliver oxygen to and remove carbon dioxide from the circulatory system. Interspersed among the alveoli are numerous macrophages, or large white blood cells, serving as a last line of defense, which patrol the alveoli and remove foreign substances that have not been filtered out earlier.

Respiratory Disease

The respiratory system can be compromised by many different diseases affecting its various components and functionality. In total, there are over 50 identified diseases of the respiratory tract, all with many different causes and requiring many different therapies. Respiratory infection and diseases of the airways, the air sacs and other conditions can cause significant illness and ultimately death. According to the American Lung Association, respiratory diseases are the third most common cause of death in the United States, and are responsible for one in seven deaths. There are more than 35 million Americans living with chronic respiratory diseases as diverse as CF, asthma, latent tuberculosis and chronic obstructive pulmonary disease, or COPD, which includes emphysema and chronic bronchitis.

Respiratory tract infections range from upper viral infections, such as the common cold, that run a limited course, to severe bacterial, fungal or viral infections that can destroy much of the lung tissue and can be life threatening. Diseases of the airways, such as CF, asthma and COPD, can lead to progressive obstruction of the airways and decreased airflow to the alveoli, thus inhibiting exchange of oxygen and carbon dioxide. Physical limitation associated with respiratory infections can be minor and transient or, because of persistent inflammation as seen in severe persistent asthma, CF or COPD, can result in progressive loss of lung function, leading to disability or death.

Cystic Fibrosis

According to the CFF, there are approximately 30,000 CF patients in the United States and 33,000 CF patients throughout the rest of the world. CF is the most common genetic defect in Caucasians and is caused by a defective recessive gene that is passed from both carrier parents to a child. Among other things, the defective gene causes the body to secrete abnormal amounts of viscous mucus into the lungs and the pancreas. These secretions cause inflammation and scarring in the lungs, which leads to life-threatening lung infections in a majority of patients. These infections result in destruction of lung tissue, which in turn slowly suffocates the patient. There is currently no cure for CF and, according to the CFF, the current median life expectancy of a CF patient is 33.4 years.

Respiratory infections resulting from CF are common because thick mucus blocks the airways and inhibits the respiratory system’s ability to remove waste and pathogens from the lungs. This creates an ideal breeding ground for chronic bacteria like P. aeruginosa, which can cause an intense inflammatory response that damages airways, leading to a progressive reduction in lung function and impaired gas exchange. P. aeruginosa is the predominant bacteria infecting CF patients’ lungs. According to the CFF, approximately 60% of CF patients in the United States are infected with P. aeruginosa and more than 90% of CF patients ultimately die from lung destruction resulting from the inflammatory response to chronic lung infections. Similar numbers have been reported for European countries.

P. aeruginosa is an environmentally acquired bacteria that has a remarkable capacity to cause disease in susceptible hosts such as CF patients. P. aeruginosa is capable of utilizing a wide range of organic compounds as food sources, giving it an exceptional ability to colonize ecological niches where nutrients are limited. P. aeruginosa can produce a number of toxic proteins that not only cause extensive tissue damage, but also interfere with the human immune system’s defense mechanisms. These proteins range from potent toxins that enter and kill host cells at or near the site of infection to degradative enzymes that permanently disrupt the cell membranes and connective tissues in various organs. P. aeruginosa is also resistant to many antibiotics.

Current Therapies and Their Limitations

CF patients require multiple pharmaceutical and physical therapies ranging from inhaled, intravenous and oral antibiotics to digestive enzymes, to mucolytics, bronchodilators and physiotherapies, such as chest or back clapping to help loosen mucus from the lungs or postural drainage to help drain mucus from the lungs. Because there is no cure, existing therapies are focused on extending the lives and improving the quality of life of CF patients.

Antibiotic therapy is offered to CF patients to control symptoms of lung infection and slow lung destruction. Although antibiotics can decrease the bacterial density in the lungs of CF patients and, therefore, reduce lung inflammation, the bacteria are never completely eradicated from the airways and the lungs. P. aeruginosa infections in CF patients are topical, or surface, infections of the airways and the lungs. Oral and intravenous antibiotics act systemically through the entire bloodstream, rather than topically as with inhaled antibiotics and, as a result, a greater dose of medication is required with oral or intravenous administration to achieve the same concentration of medication at the site of infection. As compared to oral or intravenous administration, inhalation delivers more medication with less systemic exposure and provides greater lung access. As a result, inhaled antibiotics are currently the best available alternative for antibiotic therapy in CF patients.

We are aware of only one inhaled antibiotic approved in the United States for the treatment of P. aeruginosa infections in CF patients, which is TOBI. TOBI was developed in the 1990s by scientists at PathoGenesis Corporation, including A. Bruce Montgomery M.D., our President and Chief Executive Officer, and several other members of our management team. PathoGenesis was subsequently acquired by Chiron in 2000. According to Chiron, in 2003, worldwide sales of TOBI were $172 million. In several European countries, colistin, a generic antibiotic, is approved as an inhalation antibiotic for the treatment of infections in CF patients. In 2003, Profile Therapeutics plc, one of the largest suppliers of colistin, reported sales of inhaled colistin of approximately $18 million.

The administration of TOBI in CF patients has led to dramatic improvements in lung function, significant decreases in the need for hospitalization and a long-term amelioration of the rate of decline of lung function. According to the CFF, median life expectancy for CF patients in the United States has increased from

31.0 years in 1997, the year in which TOBI was introduced, to 33.4 years in 2001. As with any antibiotic, however, continuous use of TOBI results in the emergence of resistant strains of P. aeruginosa. Therefore, to reduce the emergence of resistance, TOBI is approved only for administration in alternating 28-day cycles, where patients spend 28 days on therapy and then 28 days off. According to a study by Bonnie Ramsey, et al. appearing in the January 1999 issue of The New England Journal of Medicine, severe patients typically experience significant disease progression during the off-therapy cycle, often reverting back to near-baseline, pre-treatment lung function.

Accordingly, although TOBI has been successful in slowing lung destruction resulting from respiratory infections in CF patients, the therapy has significant drawbacks:

•	the intermittent therapy regimen requires a 28-day drug holiday that some patients cannot tolerate and, for some, results in a decline in lung function;

•	tobramycin, the active pharmaceutical ingredient, or API, in TOBI, is associated with cumulative dose toxicities leading to nephrotoxicities, or loss of renal function, and ototoxicities, or hearing loss;

•	TOBI therapy usually takes approximately 20 minutes per session, with a standard regimen of two sessions per day; and

•	TOBI has a bitter taste that is poorly tolerated by patients, especially adolescents, often resulting in poor patient compliance.

Because of these drawbacks, we believe there is a clear, unmet need for a new class of inhaled antibiotics for the treatment of CF that can be rapidly and conveniently delivered.

The Corus Solution:    Corus 1020—Aztreonam Formulated for Inhalation for the Treatment of Lung Infections in CF Patients

Corus 1020, which is aztreonam formulated for inhalation for the treatment of lung infections in CF patients, is our most advanced product candidate. Corus 1020 is an inhaled antibiotic with a broad-spectrum of activity against the Gram-negative bacteria that cause lung infections, including P. aeruginosa, in CF patients. Many antibiotics are only effective against either Gram-positive or Gram-negative bacteria, a classification given to bacteria based on the permeability of its cell wall to a stain commonly used to identify unknown bacteria. We have developed aztreonam into a proprietary formulation designed to be easily used by the patient and well tolerated by the lungs. The API, aztreonam, was introduced in the 1980s. The drug is currently approved by the FDA for intravenous use only and is formulated with a salt not amenable to inhalation.

Because TOBI is approved only for administration in alternating 28-day cycles, Corus 1020 would provide a complementary treatment during a severe CF patient’s 28-day drug holiday from TOBI. Because we are aware of no inhaled antibiotic approved in the United States for the treatment of P. aeruginosa infections in CF patients other than TOBI, we believe Corus 1020 would provide a needed additional inhaled antibiotic treatment for severe CF patients.

Pulmonologists are constrained in their choice of treatment for P. aeruginosa infections in mild to moderate CF patients because of the limited antibiotic options available to combat P. aeruginosa infections and the risk of inducing antibiotic resistance as a result of frequent use. We believe Corus 1020 would provide a needed additional alternative to existing oral, intravenous and inhaled antibiotic treatments for P. aeruginosa infections in mild to moderate CF patients.

We believe that Corus 1020 would be an attractive therapy for the management of respiratory infections in CF patients, and may offer significant advantages over existing therapies because of the following characteristics:

•	Corus 1020 has been specifically formulated for inhalation in a manner designed to be easily used by the patient and well tolerated by the lungs;

•	aztreonam, the API in Corus 1020, has no known cumulative dose toxicities;

•	Corus 1020 has in vitro activity against pathogens found in CF patients with no cross-resistance to tobramycin;

•	Corus 1020 is delivered through PARI’s eFlow inhalation device, an electronic nebulizer system designed to be fast, portable and easy to use, resulting in expected delivery times of either less than two minutes or less than five minutes, depending on the dose selected; and

•	Corus 1020 is formulated in an easily tolerated, non-bitter-tasting flavor.

Although all antibiotics have the potential to induce resistance, Corus 1020 initially would enjoy an advantage over TOBI against TOBI-resistant strains of P. aeruginosa. Because the risk of inducing resistance through high use of only one antibiotic would be reduced, we believe the commercial launch and acceptance of Corus 1020 would result in increased and earlier use of both TOBI and Corus 1020 to combat respiratory infections in CF patients. Over years, this resistance advantage may disappear.

In February 2002, we entered into an agreement with PARI to exclusively access PARI’s eFlow inhalation technology to deliver Corus 1020. The PARI eFlow inhalation device is a compact hand-held, single-patient, multi-use, portable nebulizer that is electrically powered and electro-mechanically controlled. The efficiency of the PARI eFlow inhalation device allows it to be powered by four AA batteries. One of the primary advantages of the PARI eFlow inhalation device is that it produces an aerosol that is well suited for lower airway drug deposition and is significantly more efficient than traditional nebulizers. Although PARI is free to utilize the system with other companies, including potential competitors, we have the exclusive right to use the eFlow system with aztreonam. The PARI eFlow inhalation device received FDA 510(k) clearance in May 2004 as a handheld nebulizer to be used with medications for which a doctor has prescribed nebulization. If for any reason we need to qualify a new delivery device supplier, there could be a negative impact on our cost of goods, our ability to develop and commercialize Corus 1020 on a timely basis and the competitive advantages of Corus 1020.

Corus 1020 Program History and Status

Aztreonam is a well known Gram-negative antibiotic that is effective in killing P. aeruginosa. We chose aztreonam as the lead candidate for our inhaled antibiotic program because of its activity against P. aeruginosa and other pathogens associated with CF, and its favorable safety profile as an intravenous antibiotic. As compared to penicillin-class and beta-lactam antibiotics, aztreonam has a much lower rate of life-threatening allergic reactions. Inducing allergic response in the lungs causes acute bronchospasm, or a sudden involuntary contraction of the smooth muscles surrounding the bronchial tubes, and can be dangerous because most therapy is done at home without medical supervision. A severe allergic reaction by the lungs to an inhaled medication could lead to serious and potentially life-threatening consequences.

In 2002 and 2003, we completed preclinical toxicology and Phase Ia and Ib clinical studies, which indicated that Corus 1020 is well tolerated in animals, healthy volunteers and CF patients. In March 2002, we obtained from the FDA orphan drug status for Corus 1020 in the United States. In June 2004, we obtained orphan drug status in the EU. Orphan drug status in both the United States and the EU may give us extended marketing exclusivity rights if the product is approved. In April 2003, we filed an investigational new drug application, or IND, with the FDA, and shortly thereafter began our Phase Ib study in CF patients. This U.S. multi-center, dose escalation study evaluated the safety and tolerability of Corus 1020 in 35 adult and adolescent patients.

In October 2003, following successful safety results in our Phase Ib trial, we initiated a Phase II double blind, placebo- controlled, dose ranging efficacy study with 105 patients in 20 U.S. centers. This Phase II study is complete, and we expect to complete the analysis of the study data in late 2004. The primary efficacy endpoints for the Phase II trial are improved lung function and decreased bacterial load in the sputum, which is mucus and other matter that is brought up from the lungs by coughing, the same endpoints that served as the basis for TOBI’s FDA approval. Preliminary analysis of the study data indicated that at both dose levels studied, 75mg and 225mg, Corus 1020 was generally well tolerated in CF patients and showed a greater than 97% reduction from baseline in the amount of P. aeruginosa as measured by sputum density. In patients with abnormal lung function at baseline, there was overall significant improvement over the whole study in lung function. The improvement in the 75mg dose group averaged 9% improvement in lung function from baseline, which was more consistent than that seen in patients treated with the 225mg dose.

In September 2003, we entered into an agreement with Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, under which we received $1.0 million upon achievement of certain milestones in our Corus 1020 program. Under the terms of this agreement, we are obligated to repay this amount to CFFT upon either receiving FDA marketing approval of Corus 1020 or our failure to submit an NDA or obtain marketing approval from the FDA by July 2007, and to pay to CFFT an additional $2.0 million if we receive FDA marketing approval of Corus 1020 prior to February 3, 2009, or an additional $3.0 million if we receive FDA marketing approval subsequent to February 3, 2009.

We expect to commence two Phase III clinical trials, one pivotal and one supportive, in early 2005, and we expect to complete these trials by the end of 2005. The pivotal Phase III clinical trial will have endpoints similar to the Phase II trial, but with the addition of new endpoints for patient quality of life, and measurements of all endpoints to 56 days post-treatment. The supportive Phase III clinical trial is being conducted primarily to further evaluate safety. We will be required to commence a carcinogenicity study of Corus 1020 before filing the NDA, with a post-approval completion commitment. We plan to submit an NDA for Corus 1020 in 2006. We believe that Corus 1020 may be eligible for priority review by the FDA. We do not expect to achieve final approval of the NDA, if at all, until at least 2007 or, if we are able to obtain priority review from the FDA, the second half of 2006.

Corus 1020 Commercialization Strategy

The treatment of CF patients in the United States is highly centralized. According to the CFF, nearly 77% of the 30,000 CF patients in the United States are treated in approximately 115 accredited CF centers. We estimate that there are more than 700 pulmonologists practicing in these CF centers. As a result of this market concentration, we believe that we can initially develop the CF market for Corus 1020 through a sales force of 25 sales representatives and, later, expand to cover other pulmonologists with the most active practices outside the CF centers.

Corus 1020 Intellectual Property and Orphan Drug Status

We have patent applications pending on aerosolized aztreonam for our drug formulation, our method of use for treatment with Corus 1020 and our manufacturing method. We also hold an issued U.S. patent on the treatment of pulmonary infections caused by certain Gram-negative bacteria with an inhalable dry powder formulation of aztreonam or a pharmaceutically acceptable salt of aztreonam. We intend to file patent applications in all significant markets internationally and expect to file subsequent patent applications on our drug and delivery device combination and formulation as our program continues to develop. Finally, due to the receipt of orphan drug status for Corus 1020, we expect to have marketing exclusivity for the CF respiratory infection indication in the United States for seven years from the date of approval and in the EU for ten years.

Corus 1020 Manufacturing

We have entered into a supply agreement with a contract manufacturer for the supply of our aztreonam, the API for Corus 1020. We believe available supplies under this agreement will be sufficient to meet commercial requirements for our expected clinical indications. We also intend to identify and contract with a third-party contract manufacturer to perform the compounding, finish processing and packaging of Corus 1020.

Asthma

Asthma is a chronic disease of the airways that is characterized by bronchoconstriction, inflammation and mucus secretion in the lungs. Patients with asthma suffer from increased sensitivity of the airways from a variety of external stimuli such as mold, dust, pollen, viral infections and others that cause the onset of an asthma attack.

Asthma has been classified by the NIH into four distinct disease categories based on increasing severity of symptoms: mild intermittent asthma, mild persistent asthma, moderate persistent asthma and severe persistent asthma. Based on our internal marketing research, we estimate that of the approximately 700,000 patients who are classified by the NIH as suffering from severe persistent asthma, 175,000 depend on the use of oral corticosteroids, such as prednisone, to control their disease. According to a 2003 study in Journal of Allergy and Clinical Immunology, patients with severe persistent asthma spend $12,813 a year, or nearly five times more, in direct and indirect costs than those with mild persistent asthma caring for their disease.

Current Therapies and Their Limitations

Patients with severe persistent asthma suffer from symptoms continuously. The most effective anti-inflammatory asthma medications are a class of medications called corticosteroids. Corticosteroids can be administered systemically or by inhalation. Short-term systemic corticosteroids are properly administered in bursts to manage inadequately controlled asthma. Despite the efficacy of oral corticosteroids in treating severe persistent asthma, when used chronically, they can have severe side effects, including osteoporosis, weight gain, adrenal suppression, growth suppression, dermal thinning, hypertension, diabetes, cataracts and muscle weakness. Although inhaled corticosteroids are safer, they provide a less potent anti-inflammatory effect and, if given at high doses, cause growth stunting and osteoporosis. There are other asthma anti-inflammatory agents, such as Singulair™, an oral leukotriene antagonist, but they are not as potent as corticosteroids and are not approved for the treatment of severe persistent asthma.

Currently the only product marketed specifically as a corticosteroid-sparing agent for severe persistent asthma is Xolair®, which is omalizumab, E25, a recombinant humanized monoclonal anti-IgE antibody marketed by Genentech, Inc. in the United States. Xolair has been approved in the United States for the treatment of moderate to severe persistent asthma triggered by allergies in patients who are older than 12 years of age. In the first half of 2004, Genentech reported sales of Xolair of $73.7 million in the United States. Xolair, however, was specifically not approved for use in oral corticosteroid-dependent patients with asthma. Moreover, Xolair must be administered via subcutaneous injections.

Due to the adverse effects of chronic systemic exposure to corticosteroids and the limitations and drawbacks of other available therapies, we believe there is an unmet need for a safe, potent drug that will enable the reduction of corticosteroid doses in asthma patients.

The Corus Solution:    Corus 1030—Inhaled Lidocaine for the Treatment of Severe Persistent Asthma

Corus 1030, inhaled lidocaine for the treatment of severe persistent asthma, is our proprietary program assessing inhaled lidocaine for use in patients with asthma. We licensed the underlying patent portfolio for this program from Mayo Foundation for Medical Education and Research, or Mayo Clinic, in January 2002. We currently have one ongoing Phase II clinical trial in patients with severe persistent asthma who are dependent on the chronic use of oral corticosteroids, and have recently completed a Phase II clinical trial in patients with mild to moderate persistent asthma.

We are working to develop a safe and effective formulation of lidocaine suitable for administration via a modern aerosol device. We believe that Corus 1030 would offer an attractive alternative to oral corticosteroids in the treatment of asthma, enabling the reduction of corticosteroid use by asthma patients while improving their lung function.

Corus 1030 Program History and Status

Lidocaine has been used in the United States for over 50 years as a local anesthetic, and is given intravenously as a treatment for cardiac arrhythmias. Doses used for inhalation result in 10- to 50-fold lower blood concentrations than those resulting from doses used for cardiac arrhythmias. Although the mechanism of action has not been fully determined, the inhalation of lidocaine in appropriate concentration causes apoptosis, or programmed cell death, of inflammatory cells in the airways of patients with asthma. These inflammatory cells, including eosinophils, a type of white blood cell, are the major effector of inflammation in asthma and are present in high numbers in the airway mucosa of patients with asthma. After inhalation, dilution occurs in the blood stream, resulting in extremely low systemic levels of lidocaine. This, in combination with our preclinical and clinical studies, leads us to believe that inhaled lidocaine is safe.

Prior to our licensing of the underlying patent portfolio for the lidocaine program in January 2002, Mayo Clinic had investigated the use of lidocaine for the treatment of asthma under a Mayo Clinic IND. Mayo Clinic completed three Phase II trials, two of which were open-label trials and one of which was a double-blind placebo-controlled trial. An open-label trial is a clinical trial in which all participants are aware that subjects are receiving un-blinded trial treatment rather than placebo. After completion of these Phase II trials, Mayo Clinic investigators completed a long-term trial where data was collected on patients using inhaled lidocaine for up to four years.

The first two open-label trials in patients with severe persistent asthma who are dependent on oral corticosteroids consisted of one trial of 20 adults and one trial of six pediatric patients. In these trials, inhalation therapy with lidocaine led to a marked decline in corticosteroid use of at least 80% on average. In the adult trial, 14 patients were weaned from their corticosteroids completely and another three had an 80% reduction in their oral corticosteroid usage. In the pediatric trial, five of the six patients were completely weaned from oral corticosteroids. Mayo Clinic’s third Phase II clinical trial was a double-blind, placebo-controlled trial of 50 patients being weaned from inhaled corticosteroids during the trial period. Asthma worsened in the placebo group, while asthma improved in the inhaled lidocaine treatment group as lung function improved, even though inhaled corticosteroids were weaned. The difference in asthma symptoms as measured by forced expiration volume of air from the lungs during the first second of exhalation after a deep breath, or FEV1, was statistically significant (p < 0.001) between the placebo and lidocaine groups. In addition, members of the lidocaine group experienced significant decreases in nighttime awakenings, bronchodilator use and blood eosinophil counts.

Finally, Mayo Clinic used inhaled lidocaine for one year to four years in 49 patients in a long-term, open-label trial. All patients tolerated the therapy over the long-term, except for two patients who discontinued the therapy due to side effects of raspy throat and upset stomach. Various dosage regimens were tried, and all appeared effective, including the use of twice-a-day lidocaine inhalation. In addition, there was a significant reduction in hospitalization for those patients treated more than one year, as compared to baseline prior to the use of lidocaine.

Although we intended to pursue a clinical trial designed for patients with severe persistent asthma who are dependent on oral corticosteroids, at a pre-IND meeting with the FDA in October 2002, the FDA specifically asked us to conduct a trial in patients with mild to moderate persistent asthma who had not been treated with corticosteroids. This request was to establish the safety of 12-week lidocaine aerosol administration. Since oral corticosteroid weaning can lead to adverse events such as severe mood changes and increased susceptibility to severe infections, this trial was required prior to an oral-corticosteroid-weaning trial. By testing lidocaine in a steroid-naïve population, safety can be assessed without the complicating factor of oral corticosteroid weaning.

In February 2003, we filed an IND for Corus 1030. As a result of conversations with the FDA, we completed a 16-week, 154-patient placebo-controlled, dose-ranging Phase II clinical trial of 1% and 4% lidocaine administered twice daily for 12 weeks using the PARI eFlow inhalation device. This study showed that the lidocaine arms were as safe as placebo. Although mouth or throat numbing was reported in all three arms of the study and was significantly higher in the lidocaine groups, 60% of the 1% group and 69% of the 4% group reported no sensation of numbing and all cases were transient and did not lead to aspiration or any difficulty swallowing. In this mild persistent population with baseline lung function near normal, there was not a significant improvement of FEV1, the primary efficacy endpoint of this trial. However, evening peak flows, a daily measure of lung function, improved significantly in the lidocaine groups. In addition, significant improvements in the lidocaine groups in tolerance to smoke, air pollution and dust were also seen.

The safety results from the mild to moderate persistent asthma trial enabled us to begin a 24-week Phase II clinical trial of 4% lidocaine compared to placebo in patients with severe persistent asthma who are dependent on the chronic use of oral corticosteroids for at least six months at a dose of greater than or equal to 5 mg of prednisone a day. We are currently conducting this European study through Inveresk Research International Limited, which has completed enrollment of over 100 patients and is expected to be completed in late 2004, with results expected to be available in early 2005. The primary endpoint is a 50% decrease of oral corticosteroid dose while maintaining or improving clinical stability. The design of this trial is based on previous weaning studies, including that used for Xolair, in an effort to ensure a safe schedule of weaning in the placebo patients. The purpose of this study is to confirm the safety of lidocaine in more severe patients, as well as to confirm the weaning results seen in the Mayo Clinic studies.

In parallel with our clinical program, we are conducting a series of six- to nine-month preclinical aerosol toxicology studies in both dogs and rodents. These studies are required to be completed prior to start of the Phase III clinical trials. We anticipate the commencement of pivotal Phase III clinical trials in late 2005, and we expect to complete these trials by early 2007. We plan to submit an NDA for Corus 1030 in 2007.

Corus 1030 Commercialization Strategy

As with CF, pulmonologists are the primary physicians who treat most of the patients with severe persistent asthma. Upon completion of Phase III clinical trials for Corus 1030, we anticipate expanding our sales force to approximately 100 sales representatives in order to cover the majority of pulmonologists treating patients with severe persistent asthma.

Through our partnership with PARI, we also have access to PARI’s eFlow inhalation device for our lidocaine program. With the PARI eFlow inhalation device, we hope to achieve delivery time of approximately two minutes versus seven minutes with traditional jet nebulizers that were used in the Mayo Clinic studies. More importantly, the PARI eFlow inhalation device has a smaller particle size range than traditional jet nebulizers, and is designed to decrease deposition of the drug in the back of the throat. A smaller particle size decreases deposition in the back of the throat because smaller, lighter particles remain suspended in inhaled air longer and are better able to be carried deeper into the lungs through the many bends and branches in the airways. As a result, we expect our solution will minimize or, in some patients, eliminate transient pharyngeal anesthesia or mild throat numbness, the current major adverse effect of inhaled lidocaine when given with a standard nebulizer. If we need to qualify a new delivery device supplier, there could be a negative impact on our cost of goods, our ability to develop and commercialize Corus 1030 on a timely basis, and the competitive advantages of Corus 1030.

Corus 1030 Intellectual Property

Although lidocaine is not a proprietary molecule, we are building additional intellectual property around the lidocaine molecule and lidocaine analogs with a number of new inventions and patent application filings, including mechanism-of-action discoveries, lidocaine prodrugs, or an inactive form of a drug that is activated by metabolic processes in the body that convert it to a pharmaceutically active form, novel compounds and combination drugs that are more potent than the lidocaine molecule. We currently have license rights to four U.S.

patents covering the method for treatment of bronchial asthma by administration of topical anesthetics, and eosinophil-associated pathologies by administration of topical anesthetics, glucocorticoids and other agents.

Corus 1030 Manufacturing

The API supply for Corus 1030 is readily available from a number of commercial FDA-registered suppliers at competitive cost and pharmaceutical quality. The packaging for Corus 1030 can be performed at multiple U.S.- and foreign-based contract service operations. We have one U.S.-based and one European-based contractor to package Corus 1030 for our clinical trials. We are working to secure a long-term production supply source for the formulation and finishing of Corus 1030.

Product Pipeline

In addition to the development activities for our lead product candidates and programs, we are focused on developing additional clinical programs and enhancing our intellectual property portfolio. According to the 2001 study issued by the Tufts Center for the Study of Drug Development, traditional NCE development activities result in a development success rate of less than 20%, development costs of approximately $800 million and a time to market of approximately 10 years to 15 years. Our research effort is focused on developing new delivery methods, indications and combinations for existing compounds where proof-of-concept has been shown in respiratory diseases, with a goal of improving their therapeutic effect. We believe that, as compared to an NCE drug development strategy, our approach not only increases the likelihood of successful development while decreasing costs, but it also potentially allows us to redeploy these compounds into the marketplace more quickly. Our research programs are directed toward the development of three novel product concepts intended to support our CF and asthma programs.

Corus 1040—Nebulized Broad-Spectrum Antibiotic for Respiratory Infections

We believe that respiratory infections such as bronchiectasis, bacterial exacerbations of chronic bronchitis and lung infections associated with CF can be treated with aerosolized antibiotics. Research formulation studies are underway to determine the potential of broad-spectrum antibiotics either alone or in combination with a second antibiotic to treat both Gram-positive and Gram-negative respiratory infections. We have discovered Corus 1040, a specific combination of a broad-spectrum antibiotic and a Gram-negative antibiotic that is highly effective in killing bacteria, especially in the presence of mucin, a glycoprotein found in mucus, that frequently inactivates antibiotics by binding them. We have filed patent applications for this novel antibiotic formulation and expect to commence Phase I clinical trials for Corus 1040 by 2006.

Non-numbing Lidocaine Prodrugs

A side effect of nebulized lidocaine is its tendency to cause mouth and throat numbing. Although our clinical trials have shown to date that this particular side effect is mitigated by the use of Corus 1030 in conjunction with the PARI eFlow inhalation device, mouth and throat numbing is not entirely eliminated. We are investigating two prodrug strategies for masking these numbing effects of nebulized lidocaine. Our first prodrug strategy utilizes known biological processes for in vivo reduction of amine oxides. The goal of the reductive prodrug strategy is to provide a sustained release of lidocaine over several hours in the lung via the bioconversion process. Our second prodrug strategy utilizes a specific enzyme present in lung tissue to activate a novel lidocaine prodrug. This strategy is designed to release lidocaine in the lung after aerosol administration at a rapid rate over several minutes. We have filed patent applications for both lidocaine prodrug strategies.

Combination beta-Agonist-Lidocaine Therapeutics

We have incorporated the fast-release prodrug technology described above into a single molecular entity that combines lidocaine with a short acting beta-agonist. Like the lidocaine prodrugs described above, these combination beta-agonist-lidocaine therapeutics are also believed to be non-numbing and, when administered to the lungs by aerosolization, produce two therapeutic effects, bronchodilation (beta-agonist effect) and anti-inflammatory (lidocaine effect). We have filed patent applications for this technology.

Manufacturing

We rely on Euticals SpA, or Euticals, as our single source of supply for aztreonam, the API for Corus 1020. We have entered into a long-term supply agreement with Euticals for this supply of aztreonam. Our agreement with Euticals is terminable by either us or Euticals upon the later to occur of two years’ written notice and the seven-year anniversary of our first commercial sale of Corus 1020. We also may terminate the agreement if Euticals fails to properly address any FDA warning or maintain required registrations for its production facility. Finally, we may terminate the agreement if after seven years from the agreement’s effective date, an alternative supply of aztreonam is available to us at a reduced rate. Euticals has also contractually agreed to manufacture the API at an alternate facility as part of a back-up strategy to mitigate supply risk in the event of an interruption in supply. Activities are ongoing to complete the facility registration and to validate process methods for commercial quantities of the API, which we expect will be completed before commercial quantities are needed.

Under our supply agreement with Euticals, we are able to receive at least 25 kg per shipment of the API, up to an annual maximum of 3,000 kg. We believe that for current clinical indications an annual supply of 650 kg will be sufficient to meet our commercial requirements.

Lidocaine, the API for Corus 1030, is readily available from a number of commercial FDA-registered suppliers at competitive cost and pharmaceutical quality. The packaging for Corus 1030 can be performed at multiple U.S. and non U.S.-based contract service operations. We are currently evaluating alternatives to secure a long-term production supply source for the formulation and finishing of Corus 1030 as well as for the production of the reconstitution diluents for Corus 1020.

Sales and Marketing

We own worldwide marketing rights to Corus 1020 and Corus 1030. We are currently building our marketing organization and intend to develop a sales organization in the United States to commercialize our products. We intend to develop partnerships with multinational or regional pharmaceutical companies to commercialize our products outside the United States.

The treatment of CF patients in the United States is highly centralized. If approved, Corus 1020 would be potentially prescribed by the more than 700 pulmonologists who we believe treat CF patients through the approximately 115 accredited CF centers in the United States. Because of the relatively small size of our target professional audience and the geographic concentration of patients in the United States, we believe that we can initially develop the CF center market through a sales force of approximately 25 sales representatives and, later, expand to cover other pulmonologists with the most active practices outside the CF centers.

When our Corus 1030 program for patients with severe persistent asthma who are dependent on the chronic use of oral corticosteroids completes Phase III clinical trials, we anticipate expanding our sales force in anticipation of its potential commercial launch to approximately 100 sales representatives in order to cover the majority of pulmonologists treating patients with severe persistent asthma. If approved for asthma indications other than the treatment of patients with severe persistent asthma who are dependent on the chronic use of oral corticosteroids, we expect sales of Corus 1030 will be achieved through partnerships with established pharmaceutical companies.

License Agreements

We are party to three license agreements that we believe are material to our business.

PARI GmbH

To date, we have entered into two agreements with PARI.

In February 2002, we entered into a collaborative agreement with PARI to enable development and commercialization of Corus 1020 to treat respiratory infections in CF patients and other associated respiratory diseases using PARI’s proprietary eFlow inhalation technology. The agreement provides access to PARI’s pharmaceutical formulation service and proprietary eFlow inhalation technology. Under the terms of this agreement, we agreed to pay PARI an up-front fee, as well as development costs, and make certain other payments, based on achieving specified development and commercial launch milestones. We also agreed to pay royalties on product net sales. Under our agreement with PARI, we have the rights to manufacture the PARI eFlow inhalation device independently under certain circumstances.

In April 2003, we entered into an agreement with PARI to enable development and commercialization of Corus 1030 using PARI’s proprietary eFlow inhalation technology. Under the terms of this agreement, PARI has granted us a worldwide, exclusive license to use, test, import, export, offer for sale, sell and distribute PARI eFlow inhalation devices for use with lidocaine, and to make, have made, use, test, develop, import, export, offer for sale, sell and distribute existing formulations of Corus 1030, novel formulations of Corus 1030 and Corus 1030 made using existing or novel formulations for use with the eFlow inhalation devices. We granted PARI a nonexclusive license to utilize our intellectual property in a manner that does not compete, directly or indirectly, with our worldwide commercialization of any drug for inhalation treatment, prophylaxis of respiratory tract diseases and the treatment of cough incidental to the inhalation treatment or prophylaxis of respiratory tract diseases.

We agreed to pay PARI an up-front license fee and to make certain payments based on achieving specified development and commercial launch milestones. These milestone payments will only be made for the first achievement of a milestone regardless of the number of indications for which it is attained. We also agreed to pay royalties based on net sales of Corus 1030 when produced with the existing or novel formulations by us, our affiliates or our sublicensees.

Mayo Foundation for Medical Education and Research

In January 2002, we entered into an agreement with Mayo Clinic for an exclusive, worldwide license, under the patents and know-how related to inhalation technology controlled by Mayo Clinic, to develop, manufacture and commercialize Corus 1030.

In exchange for the rights licensed from Mayo Clinic, we agreed to pay Mayo Clinic an up-front payment and reimbursed Mayo Clinic for certain costs, expenses and fees incurred prior to the effective date of the agreement. We also agreed to reimburse patent expenses incurred by Mayo Clinic for costs, expenses and fees incurred or owed by Mayo Clinic for legal services rendered and patent office fees paid between July 2001 and January 2002 for the application and maintenance of the licensed patents. We also agreed to make payments to Mayo Clinic based on achieving specified development and commercial launch milestones and to pay royalties to Mayo Clinic based on net sales of Corus 1030 by us, our affiliates or our sublicensees. Our royalty obligation is for the last-to-expire valid claim within the licensed patents. Upon patent expiration, which occurs between April 2013 and December 2017, the license to us under the licensed know-how becomes paid up, irrevocable and non-exclusive.

The agreement obligates us to use commercially reasonable efforts to develop, obtain regulatory approvals for and commercialize Corus 1030. Each party has the right to terminate the agreement if the other party materially breaches the agreement.

Patents and Proprietary Rights

Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek protection of our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation, regulatory statutes, such as orphan drug designation, and in-licensing opportunities to develop and maintain our proprietary position.

We own or hold licenses for a total of five issued U.S. patents, an issued European patent and 12 U.S. patent applications, as well as 21 foreign counterpart applications to many of these patents and patent applications. Intellectual property relating to aztreonam includes one U.S. patent covering a method for the treatment of certain pulmonary infections with inhalable dry powder formulation of aztreonam or a pharmaceutically acceptable salt of aztreonam, and three U.S. patent applications with claims covering the formulation, manufacturing method and method-of-use for inhalable dry powder aztreonam. This patent expires December 20, 2021. We have also entered into an exclusive licensing agreement with PARI that grants us rights under patents owned by PARI to aztreonam formulation and inhalation technology.

Intellectual property relating to Corus 1030 includes license rights to four U.S. patents covering the method for treatment of bronchial asthma by administration of topical anesthetics, and eosinophil-associated pathologies by administration of topical anesthetics, glucocorticoids and other agents. In addition, we have licensed two U.S. patent applications and several foreign counterparts with claims covering methods for treatment of neutrophil-related diseases by administration of topical anesthetics.

Other intellectual property developed by us includes three U.S. patent applications covering:

•	the synthesis, formulation and method of treatment of asthma and pulmonary inflammation with acetanilides and benzamides;

•	formulations of prodrugs of local anesthetics for the treatment of pulmonary inflammation associated with asthma, bronchitis and chronic obstructive pulmonary disease; and

•	the synthesis, formulation and method of treatment of pulmonary inflammation with prodrugs.

The patent rights relating to Corus 1020 consist of a single U.S. patent issued on December 9, 2003, pending applications before the U.S. Patent and Trademark Office, and foreign counterparts in Argentina, Australia, Brazil, Canada, Europe, Israel, Japan and Norway. The patent rights relating to Corus 1030 owned and licensed exclusively to us by Mayo Clinic consist of three U.S. patents, counterpart patents issued in Australia, Europe and New Zealand, and patent applications pending in the United States and in a number of other jurisdictions, including Australia, Canada, Israel, Japan and Norway.

Aztreonam is the subject of several patents identifying E.R. Squibb & Sons, Inc. as the owner of record. One of these patents covers a form of aztreonam that is not used by us in connection with Corus 1020. Another of these patents expires on October 4, 2005, before the anticipated date of commercial launch of Corus 1020. We believe that all of our uses of aztreonam to date, and through October 4, 2005, have been and will be solely for uses reasonably related to the development and submission of information to the FDA, which activities are protected and do not constitute patent infringement under U.S. law. A third patent issued to E.R. Squibb & Sons expires on August 7, 2007 and covers a crystalline, anhydrous form of aztreonam. We do not believe that this patent encompasses the dry, salt version of aztreonam used in Corus 1020.

We also depend upon trade secrets, know-how and continuing technological advances to develop and maintain our competitive position. We may rely, in some circumstances, on trade secrets to protect our technology; however, trade secrets are difficult to protect. To maintain the confidentiality of trade secrets and proprietary information, it is our general practice to enter into confidentiality agreements with our employees, consultants, scientific advisors, contractors and other third parties. These agreements are designed to protect our proprietary information, but may not provide protection for our trade secrets in the event of unauthorized disclosure of such information. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants, scientific advisors, contractors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

We have filed a trademark application to register the Corus Pharma name in both the United States and Europe.

Competition

The development and commercialization of new drugs and delivery technologies to treat diseases of the respiratory system is highly competitive. We will face competition with respect to Corus 1020, Corus 1030 and any other products we may develop or commercialize in the future from major pharmaceutical companies, specialty pharmaceutical companies, compounding pharmacies and biotechnology companies worldwide. Many of these companies have substantially greater financial, manufacturing, marketing, product development, technical and human resources than we do. Large pharmaceutical companies in particular have extensive experience in clinical testing and in obtaining regulatory approvals for drugs. These companies also have significantly greater research capabilities than we do.

Corus 1020

If Corus 1020 receives marketing approval, it will compete against currently approved antimicrobial therapies for the treatment of respiratory infections in CF patients. We are aware of only one inhaled antibiotic approved in the United States for the treatment of P. aeruginosa infections in CF patients, which is TOBI, marketed by Chiron. Although in severe CF patients we expect Corus 1020 to be complementary because TOBI is approved only for administration in alternating 28-day cycles, we expect Corus 1020 to compete directly with TOBI in mild to moderate CF patients. There are currently a number of companies working to develop new product candidates to specifically treat respiratory infections in CF patients. We believe that the following product candidates are currently in Phase I clinical trials:

•	Chiron is developing a dry powder formulation of TOBI; and

•	Peninsula Pharmaceuticals, Inc. is developing doripenem, a beta-lactam antibiotic.

In addition, in several European countries, colistin, a generic antibiotic, is approved as an inhalation antibiotic for the treatment of infections in CF patients.

There are also a number of companies working to develop new drugs to treat CF generally. We believe that the following product candidates are currently in Phase II or Phase III clinical trials:

•	Dyax Corp. and Debiopharm, S.A. are jointly developing a recombinant peptide human neutrophil elastase (hNE) inhibitor;

•	Targeted Genetics Corporation is developing a gene therapy treatment based on adeno-associated virus;

•	Inspire Pharmaceuticals Inc. is developing INS37217, a treatment aimed at correcting the ion transport defect in CF; and

•	Sucampo Pharmaceuticals Inc. is developing SPI-8811, an oral agent believed to correct transport defects of sodium and chloride ions.

In addition, there are a number of other companies that are developing inhaled antimicrobial product candidates and technologies. Some of these companies may seek to apply their technologies to CF.

Corus 1030

If Corus 1030 receives marketing approval, it would compete against currently approved therapies for the treatment of severe persistent asthma. We are aware of only one product marketed specifically as a corticosteroid-sparing agent for severe persistent asthma, Xolair, marketed by Genentech in the United States. There are also a number of companies working to develop new corticosteroid alternatives to treat asthma. We believe that the following product candidates are currently in Phase II or Phase III clinical trials:

•	Protein Design Labs Inc. is developing the monoclonal antibody daclizumab for treatment of patients with asthma who are unresponsive to inhaled corticosteroids;

•	Epigenesis Pharmaceuticals, Inc. is developing EPI-12323, an inhaled non-glucocorticoid steroid that targets the inflammatory and airway obstruction cascade in the irritated lung;

•	Rotta Research Laboratorium is developing Andolast, an inhaled small molecule treatment thought to inhibit IgE-mediated lung inflammation;

•	GlaxoSmithKline plc is developing mepolizumab, an anti-IL5 monoclonal antibody, and 842470, a phosphodiesterase-IV inhibitor; and

•	Hoffmann-La Roche Inc. is developing R411, a dual integrin antagonist, which specifically blocks the docking of adhesion molecules at selected integrin receptors.

In addition, there are a number of other companies that are developing product candidates based on formulations of bronchodilators and steroids in combination.

Governmental Regulation

U.S. Regulation

Drug research, preclinical testing, clinical trials, manufacturing and marketing activities are subject to extensive regulation by numerous governmental authorities in the United States and other countries. In the United States, non-biological drugs such as our product candidates are subject to rigorous FDA regulation under the Federal Food, Drug and Cosmetic Act and other federal and state statutes and regulations. These laws and regulations govern, among other things, the preclinical and clinical testing, manufacture, quality control, safety, efficacy, labeling, storage, record keeping, approval, marketing, advertising and promotion of our drug product candidates. The product development and regulatory approval process requires the commitment of substantial time, effort and financial resources.

In general, the marketing approval process required by the FDA for unapproved new drugs not previously marketed in the United States involves the following steps:

•	preclinical laboratory and animal tests;

•	submission of an IND, which must become effective before clinical trials may begin;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use;

•	preapproval inspection of manufacturing facilities; and

•	FDA review and approval of an NDA, or of an NDA supplement for subsequent indications.

Preclinical Studies.    Preclinical studies include the laboratory evaluation of in vitro pharmacology, product chemistry and formulation, as well as animal studies to assess the potential safety and efficacy of a product. Certain preclinical safety tests must be conducted by laboratories that comply with good laboratory practices requirements. The results of completed preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND application and are reviewed by the FDA before human clinical trials may begin. Some preclinical studies may be conducted in parallel with human clinical testing, particularly for APIs with prior approvals, such as Corus 1020. The IND must also contain the protocols for the initial clinical trials that will be carried out. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the conduct of the proposed clinical trial during the 30-day waiting period. If the FDA objects to an IND application during this 30-day waiting period or at any time thereafter, the FDA may halt proposed or ongoing clinical trials or may authorize trials only under specified terms. Such a halt, called a clinical hold, continues in effect until and unless the FDA’s concerns are adequately addressed. In some cases, clinical holds are never lifted. Imposition by the FDA of a clinical hold can delay or preclude further product development. The protocols for future clinical trials are sent to the FDA as an amendment to the IND before such trials may commence.

Clinical Trials.    Clinical trials must be conducted in accordance with good clinical practice requirements and under protocols and methodologies that, among other things:

•	ensure receipt from participants of signed consents that inform them of risks;

•	detail the protocol and objectives of the study;

•	detail the parameters to be used to monitor safety; and

•	detail the efficacy criteria to be evaluated.

Furthermore, each clinical study must be conducted under the supervision of a principal investigator operating under the auspices of an institutional review board, or IRB, at the institution where the study is conducted. The IRB must review and approve the plan for any clinical trial before it commences at that institution and it must monitor the study until it is completed. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. Sponsors, investigators and IRB members are obligated to avoid conflicts of interests and ensure compliance with all legal requirements. The FDA, the IRB or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including potential health risks to study subjects.

Clinical trials for new drug candidates not previously marketed in the United States are typically conducted in three sequential phases that may overlap. Phase I involves the initial introduction of the drug candidate into healthy human volunteers or, sometimes, patients, and tests for safety or adverse effects, dosage, tolerance, metabolism, distribution, excretion, and clinical pharmacology. Phase II involves studies in a limited patient population to determine the initial efficacy of the drug candidate for specific targeted indications, to determine dosage tolerance and optimal dosage and to identify possible adverse side effects and safety risks. Once a compound shows evidence of efficacy and is found to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to more fully evaluate clinical outcomes, to establish the overall risk/benefit ratio of the drug candidate, and to provide, if appropriate, an adequate basis for product labeling. During all clinical trials, physicians will monitor patients to determine efficacy of the drug candidate and to observe and report any reactions or safety risks that may result from use of the drug candidate. Drug products administered to participants in clinical trials must be produced in compliance with the FDA’s current good manufacturing practices, or cGMP, requirements.

Fast Track Designation.    FDA fast track designation provides certain development and review mechanisms for drug products intended to treat serious or life-threatening conditions that demonstrate the potential to address unmet medical needs. The procedures permit early consultation and commitment from the FDA regarding the preclinical and clinical studies necessary to gain marketing approval. Provisions of this regulatory framework also permit, in certain cases, accelerated development whereby drugs for serious or life-threatening diseases that provide meaningful therapeutic benefit over existing treatments can be approved on the basis of valid surrogate markers of product effectiveness. Under the accelerated development program the FDA may require post-approval, or Phase IV, studies as a condition of fast track approval. In addition, the FDA may impose restrictions on distribution and/or promotion in connection with any accelerated approval, and may withdraw approval if post-approval studies do not confirm the intended clinical benefit or safety of the potential product.

Orphan Drug Designation and Market Exclusivity.    Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan drug designation subsequently receives FDA approval for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same disease, except in very limited circumstances, for seven years. The circumstances under which a subsequent identical drug may be approved for the same orphan disease or condition include where the competitive product is clinically superior or where sufficient quantities of the previously approved product cannot be assured.

New Drug Application Submissions and Review.    For drugs not previously marketed in the United States, the data from the clinical trials, together with preclinical data and other supporting information that establishes a drug candidate’s safety, as well as manufacturing information, are submitted to the FDA in the form of an NDA. Under the Pediatric Research Equity Act of 2003, NDAs are required to include an assessment, generally based on clinical study data, of the safety and efficacy of drugs for all relevant pediatric populations. The statute provides for waivers or deferrals in certain situations but we can make no assurances that such situations will apply to our product candidates.

For drugs that contain the same API, are for the same conditions of use as a first-approved drug and are the same with respect to strength, dosage form, and route of administration, an abbreviated new drug application, or ANDA, which would contain only clinical information in the form of bioavailability or bioequivalence studies, may be submitted. ANDAs may also be submitted for certain changes in previously approved drugs upon FDA approval of a suitability petition requesting such changes.

Another type of NDA, a Section 505(b)(2) application, may be permitted where a company does not own or have a right of reference to all of the data required for approval. Section 505(b)(2) NDAs are often submitted for drug products that contain the same API as those of first-approved drug products, and where additional studies are required for approval, such as for changes in routes of administration or dosage forms. The advantage of these NDAs is that a company does not need to conduct all the safety and efficacy studies required for approval of the first-approved product, but only for changes that are made to such product. Because the APIs for Corus 1020 and Corus 1030 were previously approved for different indications and routes of administration, among other differences, we plan to submit Section 505(b)(2) NDAs for both of these product candidates.

Under applicable laws and FDA regulations, each NDA submitted for FDA approval is usually given an internal administrative review within 45 days to 60 days following submission of the NDA. If deemed complete, the FDA will “file” the NDA, thereby triggering substantive review of the application. The FDA can refuse to file any NDA that it deems incomplete or not properly reviewable. The Prescription Drug User Fee Act, or PDUFA, requires the payment of substantial fees for application review, and, if approved, facility registration and product listing. The FDA has established PDUFA review goals of six months for priority NDAs for drugs that provide a significant improvement in the treatment of a disease compared to marketed drugs and ten months for other NDAs. The FDA, however, is not legally required to complete its review within these periods, and these performance goals may change over time. Moreover, the outcome of the review, even if generally favorable, is not necessarily an actual approval, but an “action letter” that describes additional work that must be done before the NDA can be approved. The FDA’s review of an NDA may involve review and recommendations by an independent FDA advisory committee, which the FDA is not obligated to follow. The FDA may deny approval of an NDA if the applicable regulatory criteria, including manufacturing standards, are not satisfied, or it may require additional clinical data, including an additional pivotal Phase III clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval.

The approval of an NDA permits commercial-scale manufacturing, marketing, distribution and sale of the drug in the United States and, with some limitations, export from the United States. Upon approval, a drug may only be marketed in those dosage forms, for those indications and subject to those limitations approved in the NDA. Moreover, after approval, the FDA may require additional post-approval testing, surveillance and reporting to monitor the products. Thus, even if approval for a drug is granted, it can be limited or revoked if evidence subsequently emerges casting doubt on the safety or efficacy of a product or if the manufacturing facility, processes or controls do not comply with regulatory requirements. Finally, an approval may entail limitations on the uses, labeling, dosage forms, distribution and packaging of the product.

Among the conditions for new drug approval is the requirement that the prospective manufacturer’s quality control, record keeping, notifications and reporting and manufacturing systems conform to the FDA’s cGMP regulations. To obtain approval, the drug manufacturing facility must be registered with the FDA and must pass a pre-approval inspection demonstrating compliance with cGMP requirements. Manufacturing establishments also are subject to periodic, ongoing compliance inspections. In complying with the standards contained in these regulations, manufacturers must continue to expend time, money, resources and effort in order to ensure compliance. Failure to comply with these requirements can result in legal or regulatory action, including warning letters, suspension of manufacture, product seizure or recalls, injunctive action or civil or criminal penalties.

The FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. Continuing post-approval regulation also subjects manufacturers and marketers of drugs to recordkeeping requirements, reporting requirements for adverse events, other periodic reporting requirements, drug sampling and distribution requirements, and notification of and approval by the FDA of changes to labeling and manufacturing methods and components. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties.

Hatch-Waxman Market Exclusivity and Patent Restoration

Under the Drug Price Competition and Patent Term Restoration Act of 1984, or Hatch-Waxman Act, a period of market exclusivity is provided to certain newly approved drugs that prevents the FDA from approving or accepting certain competitive drug product applications and that provides the restoration of a portion of a product’s patent term that is lost during its product development phase and the FDA application review process. Title I of the Hatch-Waxman Act provides that where the FDA has not previously approved another new drug containing the same API, an ANDA for a generic drug or a Section 505(b)(2) NDA cannot be submitted by another company for a competitive version of such drug for a period of five years from the date of approval of the NDA. This market exclusivity provision will not prevent the filing or approval of a full NDA, as opposed to an ANDA or a Section 505(b)(2) NDA, for such drug, including, for example, a drug with the same API, form of dosage, route of administration, strength and conditions of use. Similarly, if the FDA approves an NDA for a new drug containing an API that was previously approved by the FDA, but that NDA is for a drug that includes an innovation not in the first-approved drug, such as an NDA approval for a new formulation of drug with the same API as a previously approved drug, and if such NDA approval was dependent upon the submission to the FDA of new clinical investigations other than bioavailability studies, then the Hatch-Waxman Act prohibits the FDA from making effective the approval of an ANDA or a Section 505(b)(2) NDA for such drug with the new innovation by another company for a period of three years from the date of approval. This three-year exclusivity period, however, only covers the innovation associated with the NDA to which it attaches. Thus, the three-year exclusivity does not prohibit the FDA from approving applications, including ANDAs or Section 505(b)(2) NDAs, for drugs containing the same API but without the innovative change.

Under Section 125 of Title I of the Food and Drug Administration Modernization Act of 1997, or FDAMA, the Hatch-Waxman Title I market exclusivity provisions do not apply to antibiotics that were previously the subject of marketing applications received by FDA on or before November 20, 1997, or so-called “old” antibiotics. Aztreonam is such an old antibiotic and, therefore, if Corus 1020 is approved, it will not have the benefit of the three-year market exclusivity protection under the Hatch-Waxman Act. Section 125 of the FDAMA does not prevent the application of orphan drug exclusivity, such as Corus 1020, nor does it apply to non-antibiotic drugs, such as Corus 1030.

PARI eFlow Inhalation Device Regulation.

As with drugs, medical devices are subject to rigorous FDA regulatory oversight and enforcement. A device generally cannot be commercially distributed in the United States without either 510(k) clearance or premarket application, or PMA, approval from the FDA. Devices deemed to pose relatively low risk are placed in either class I or II and may require 510(k) clearance. To obtain such clearance, the manufacturer must demonstrate that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a previously 510(k) cleared device or to a device grandfathered on the market because it was in commercial distribution before May 28, 1976 and for which the FDA has not yet called for PMA applications. Devices that pose greater risk, or that cannot otherwise qualify for 510(k) clearance, are placed in class III and must follow the PMA approval pathway, which requires rigorous proof of the safety and effectiveness of the device to the FDA’s satisfaction.

The PARI eFlow inhalation device has received 510(k) clearance as a class II device when labeled as a handheld nebulizer for use with drugs prescribed by doctors for nebulization. This clearance was obtained by demonstrating the same intended use and the same or similar technological characteristics as other class II nebulizers already granted 510(k) clearance. No clinical data was required for this clearance. The clearance allows the PARI eFlow inhalation device to be marketed generally as a handheld nebulizer, but does not permit it to be marketed specifically for use with Corus 1020 or our other product candidates. Our NDA approval for Corus 1020 or other product candidates, if obtained, will be based on a demonstration by clinical data and other evidence that the drug candidate is safe and effective when used specifically with the PARI eFlow inhalation device. The NDA approval for our product candidates, if obtained, will be the regulatory basis permitting our product candidates to be marketed for use with the PARI eFlow inhalation device. Any modification of the PARI eFlow inhalation device for use with our product candidates after NDA approval will require the FDA’s approval of an NDA supplement.

After a device is placed on the market, numerous regulatory requirements apply, including the quality system regulation, or QSR, which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process. PARI will be required to comply with QSR requirements when manufacturing the eFlow inhalation device. PARI’s failure to comply with QSR or other regulatory requirements could result in legal or regulatory action, including warning letters, suspension of manufacture, product seizure or recalls, injunctive action or civil or criminal penalties.

Foreign Regulation

In addition to the application and review process in the United States, we will be exposed to, and held accountable to, a wide range of foreign regulations governing the development, manufacture and marketing of our products. Regardless of a possible FDA product approval, we must obtain product approvals from the appropriate regulatory agencies where we intend to market and sell our products.

European regulatory procedures are in a transitional phase and the current regulatory mandates will be revised on October 30, 2005. We will need to work within the changing regulatory atmosphere of the EU. Other challenges include wide variation among various EU nations in terms of requirements for conduct of clinical trials, product licensing, pricing and reimbursement. Additionally, it is not certain that clinical trials or manufacturing conducted in the United States will be acceptable to regulatory agencies in the EU. Additional developmental and clinical programs may be necessary to fulfill EU regulatory mandates at the time of submission, and these items and others will need to be addressed prior to submission of the marketing application.

Third-Party Reimbursement and Pricing Controls

Availability of coverage and payment for the PARI eFlow inhalation device and Corus 1020 will affect the market for these products. Health insurance plans continue to have spending limits for new drugs and devices through reduced reimbursement, coverage limitations and other cost-containment mechanisms. We believe that our business could be substantially affected if we incur barriers to reimbursement for the PARI eFlow inhalation device or Corus 1020.

Establishing appropriate coding to describe drugs and devices is essential to obtaining appropriate levels of reimbursement to health care purchasers. While we will work diligently to ensure that appropriate codes to describe the PARI eFlow inhalation device, Corus 1020, Corus 1030 or our other product candidates are acknowledged or assigned, establishing coding will depend on our ability to clinically demonstrate the efficacy of the PARI eFlow inhalation device. Our business could be affected if favorable coding scenarios are not recommended or adopted by payors.

Private payors often require that a new therapy be reviewed by internal committees prior to establishing and approving reimbursement policies and rates. Such decisions are based on review of safety, efficacy and cost-effectiveness, often in comparison to other therapies. Most available CF therapies are being reimbursed adequately by private payors, although they may be subject to benefit limitations, high beneficiary cost-sharing or strictly defined medical necessity criteria. While we will actively pursue favorable reimbursement with private payors, the process can be lengthy and costly. Our business could be significantly affected if established reimbursement policies and rates from private payors are unsatisfactory or denied.

While coverage and payment for CF therapies are widely available through Medicaid, S-CHIP and Title V programs, state government systems are experiencing unprecedented budget constraints with respect to health care programs. State-funded payors may impose restrictions that could include qualifying guidelines for applicants, such as medical necessity criteria and age limits, and annual or monthly benefit caps on the cost or number of services or prescriptions allowed for recipients.

The present reform in federal and state payors continues to bring constant and significant change to the ways healthcare services, products and therapies are reimbursed. The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 is restructuring drug reimbursement across various sites of service in a way that is intended to reduce Medicare payment for drugs. While Medicare is anticipated to be a relatively small payor for the PARI eFlow inhalation device, Corus 1020, Corus 1030 or our other product candidates, state and private payors may establish similar reductions in payment for drugs. Additional legislative reform at the federal and state levels is likely to occur. The profitability of our business could be materially affected by current or future legislation, as well as by the possible effects of such legislation on the decisions of private payors to reduce drug or device reimbursement.

Patient Assistance

We believe indigent patient assistance will be a valuable and needed service, especially during early market availability. The lag in initial payor formulary inclusion of new therapies during review processes can mean a delay in access for patients whose insurance plans are still evaluating new products.

Additionally, many patients within the CF population are considered underinsured, or have coverage but lack resources to afford their financial responsibility. Most CF patients maintain a therapy regimen that includes several medications, and often need durable medical equipment, or DME, to administer drugs or physical therapy. Patients with high deductibles or coinsurances, annual benefit caps, or lifetime maximum benefits that are exceeded by frequent hospitalizations remain responsible for a considerable share of the cost. Other patients with insurance plans that require nominal financial contributions for services may be unable to afford monthly insurance premiums.

Private Payors

CF patients with private insurance policies commonly have benefit limitations or high cost-sharing. Benefit limitations can include caps such as annual maximums, leaving the patient uninsured for a portion of the year, or lifetime maximums. Alternatives for individuals who have reached a lifetime cap include state high-risk pool plans, the coverage of which varies and often carries high premiums or coinsurances.

The frequent hospitalizations that CF patients experience can lead to loss of employer-sponsored coverage. Patients or caregivers who are employed may need to stop working to attend to themselves or hospitalized family members. In these circumstances, the coverage required to be offered under the Consolidated Omnibus Budget Reconciliation Act is a viable option to maintain continuous coverage, although premiums, again, may be unaffordable. If a patient or covered family member is unable to maintain coverage, the lapse may mean that the family has no coverage for any CF-related services for a year or more due to preexisting conditions, even though a new policy may be available through new employment.

Additionally, coverage can be contingent upon medical necessity criteria. Payors may require completion of prior authorization or step therapy, and that patients try and fail other therapies in the same class before accessing a newer, costlier therapy. Some physicians prescribe CF therapies but are reluctant to assign a diagnosis of CF during rule-out phases of the diagnosing process. If the physician selects other indications, such as COPD, payors may not cover CF drugs and may consider such use off-label.

Another facet of medical necessity relevant for the PARI eFlow inhalation device, Corus 1020, Corus 1030 or our other product candidates is the use of a specific nebulizer with the drug therapy. For example, some payors restrict coverage of specialty nebulizers more stringently than for standard nebulizers. They may only cover specialty nebulizers for administration of certain medications for patients meeting specific criteria. Clinical data demonstrating that the PARI eFlow inhalation device is required to administer this drug appropriately may be required. Nebulizers generally fall under a plan’s DME benefit. While most private payor plans offer some form of DME benefit, DME coverage can be limited and some patients may have high cost-sharing requirements, including annual maximums on DME and higher deductibles and coinsurance responsibilities compared with medical and pharmacy benefits.

Medicaid and State Payors

Many of the formulary and medical necessity concerns specific to private payors are also relevant for Medicaid, S-CHIP and Title V programs. Step therapy and diagnosis restrictions are often imposed by state payors and, in addition to annual and lifetime maximums, many state payors allow a limited number of prescriptions or cost for services on a monthly or quarterly basis. These payors, especially S-CHIP and Title V programs, generally have age limits that are determined at the state level and exclude adults from covered populations. Continuing and tightening budget constraints can cause waitlists for enrollment or services, formulary exclusions for costly medicines, and reductions in available services.

In addition to formulary review processes, Medicaid programs require that manufacturers participate in the Medicaid rebate program to provide coverage for drugs. On a state-specific level, Medicaid programs often require supplemental rebates or additional paperwork to be completed before considering addition of drugs to formularies or preferred drug lists.

Employees

We believe that our success will depend greatly on our ability to identify, attract and retain capable employees. As of June 30, 2004, we had 86 employees, nine of whom hold Ph.D. degrees. Our employees are not represented by any collective bargaining unit, and we believe our relations with our employees are good.

TriNet Employer Group, Inc., or TriNet, provides human resource services to us and our employees, including payroll, employee relations and certain employee benefit plans. TriNet is an employer services company contracted by us to perform certain employer responsibilities on our behalf, and TriNet is the employer of record for payroll, benefits and other functions involving our employment-related administration. Our agreement with TriNet is terminable by either party with 30 days’ notice.

Facilities

We are headquartered in Seattle, Washington, where we currently lease an aggregate of 33,803 square feet of office and laboratory space. As of June 30, 2004, we leased the following properties that support our current and anticipated future needs. The following summary highlights the current status of our leases.

Property Location	Approximate Square Footage	Intended Use	Lease Expiration Date
2025 1st Avenue, Seattle, Washington	29,330	Headquarters	August 2010
3005 1st Avenue, Seattle, Washington	3,586	Laboratory	March 2005
1124 Columbia Street, Seattle, Washington	887	Laboratory	April 2005

On June 4, 2004, in connection with the extension of our lease, we amended our lease to include the lease of additional office space at our 2025 1st Avenue location to incorporate an additional 4,743 square feet, effective November 2004, an additional 9,360 square feet in January 2006 and a right of first refusal on additional space. This will bring the total dedicated headquarters space to 43,433 square feet. This new lease will expire in 2010 and contains an option to renew for an additional five-year term.

Legal Proceedings

We are not a party to any material legal proceeding.

MANAGEMENT

Executive Officers and Directors

The names and ages of our executive officers and directors as of the date of this prospectus are as follows:

Name	Age	Position(s)
A. Bruce Montgomery, M.D.	51	President, Chief Executive Officer, Treasurer and Director
William R. Baker, Ph.D.	52	Vice President Research
Iain W. Duncan	49	Vice President Operations
Jonathan P. Mow	39	Vice President Commercial and Business Development and Secretary
Donald F. Seaton III	47	Vice President Finance and Chief Financial Officer
Dinendra Sen	54	Chief Commercial Officer
Melissa A. Yeager	50	Vice President Regulatory Affairs and Quality Assurance
Kirby L. Cramer(1)(3)	68	Chairman of the Board
Richard B. Brewer(2)(3)	53	Director
Fritz R. Bühler, M.D.(1)	64	Director
Robert T. deGavre(2)(3)	63	Director
Rodney A. Ferguson, Ph.D.(1)	48	Director
John H. Kim, M.D.(2)	42	Director
Ulrik Spork	45	Director
Samuel P. Wertheimer, Ph.D.(1)	44	Director

(1)	Member of Compensation Committee
(2)	Member of Audit Committee
(3)	Member of Nominating and Corporate Governance Committee

A. Bruce Montgomery, M.D.    Dr. Montgomery founded Corus in January 2001 and serves as a director, President, Chief Executive Officer and Treasurer. From January 1998 to October 2000, Dr. Montgomery served as Executive Vice President, Research and Development of PathoGenesis Corporation, a developer of drugs to treat infectious diseases, which was acquired by Chiron Corporation, a biotechnology company, in September 2000, as Vice President of Medical and Regulatory Affairs from December 1993 to July 1995 and as Senior Vice President of Research and Development from July 1995 to January 1998. From November 1989 to November 1993, Dr. Montgomery served as Associate Director of Clinical Research of Genentech, Inc., a biotechnology company. Dr. Montgomery also served as a director of Army Science Board and currently serves as a director of the Seattle Biomedical Research Institute, the American Lung Association and Light Sciences Corporation. Dr. Montgomery received his B.S. degree and his M.D. degree from the University of Washington and is a board-certified internist and pulmonologist.

William R. Baker, Ph.D.    Dr. Baker joined Corus as Vice President Research in June 2002. From June 2001 to June 2002, Dr. Baker served as Chief Operating Officer of Optimer Pharmaceuticals, Inc., a biopharmaceutical company. From September 2000 to April 2001, Dr. Baker served as Division Vice President, Anti-Infective Research and General Manager of Chiron Corporation. From January 1993 to September 2000, Dr. Baker served in several positions at PathoGenesis Corporation, which was acquired by Chiron Corporation in September 2000, most recently as Senior Vice President of Research and Preclinical Development. From 1981 to December 1992, Dr. Baker served in several positions at Abbott Laboratories, a global healthcare company, most recently as Associate Research Fellow. Dr. Baker received his B.S. degree from the University of Washington and his Ph.D. degree from the University of Illinois.

Iain W. Duncan.    Mr. Duncan joined Corus as Vice President Operations in April 2001. From November 2000 to March 2001, Mr. Duncan served as Senior Director of Staffing and Organizational

Development, and from March 2000 to November 2000, he served as Senior Director of Human Resources, of PathoGenesis Corporation, which was acquired by Chiron Corporation in September 2000. From November 1994 to March 2000, he served in multiple positions at Lyondell Petrochemical Company, a commodity chemical manufacturer, most recently as Manager Corporate Staffing and Affirmative Action. Mr. Duncan received his B.S. degree from Trent University in Peterborough, Ontario.

Jonathan P. Mow.    Mr. Mow joined Corus as Vice President Commercial and Business Development and Secretary in January 2001, and from January 2001 to February 2003, he also served as a director. From January 1997 to December 2000, Mr. Mow served as Senior Director, Business Development of PathoGenesis Corporation, which was acquired by Chiron Corporation in September 2000. From 1995 to January 1997, Mr. Mow served as Director, Worldwide Oncology Strategic Business Planning of Bristol-Myers Squibb Company, a pharmaceutical company. From 1992 to 1995, Mr. Mow served in several positions at American Cyanamid Company, Lederle International Division, a pharmaceutical company, most recently as International Product Manager. From 1990 to 1992, Mr. Mow served as Marketing Research Analyst and Sales Representative of Syntex Laboratories, Inc. Mr. Mow received his B.S. degree from the University of California Berkeley and his M.S. (M.B.A.) degree from Carnegie Mellon University.

Donald F. Seaton III.    Mr. Seaton joined Corus as Vice President Finance and Chief Financial Officer in May 2002. From July 2000 to December 2001, Mr. Seaton served as Chief Financial Officer of Talisma Corporation, a provider of enterprise-level customer relationship management solutions. From June 1998 to June 2000, Mr. Seaton served as Chief Financial Officer and Chief Operating Officer of SonoSite, Inc., a medical device company, and as Secretary from December 1998 to June 2000. From April 1994 to June 1998, Mr. Seaton served as Vice President, Finance, Chief Financial Officer, Treasurer and Secretary of InControl, Inc., a developer of implantable atrial defibrillators. Mr. Seaton received his B.A. degree from Stanford University and his M.B.A. degree from the University of Chicago.

Dinendra Sen.    Mr. Sen joined Corus as Chief Commercial Officer in October 2004. From August 2001 to September 2004, Mr. Sen served as Chief Executive Officer of CURx Pharma, Inc., a biotechnology company. From March 2001 to August 2001, Mr. Sen served as President and Chief Operating Officer of Cubist Pharmaceuticals, Inc., a biopharmaceutical company. From January 2000 to December 2000, Mr. Sen served as Senior Vice President of Sales and Marketing of PathoGenesis Corporation, which was acquired by Chiron Corporation in September 2000. From January 1998 to December 1999, Mr. Sen served as Vice President of Sales and Marketing of Schwarz Pharma, a multinational pharmaceutical company. Prior to that, Mr. Sen held several senior marketing positions at Amgen, Inc., a biopharmaceutical company. Mr. Sen received his B.A. degree from the University of Delhi in Delhi, India and his M.M. degree from the Kellogg Graduate School of Business, Northwestern University. Mr. Sen was a Fellow of The Institute of Chartered Accountants of England and Wales.

Melissa A. Yeager.    Ms. Yeager joined Corus as Senior Director Regulatory Affairs in June 2002 and became Vice President Regulatory Affairs and Quality Assurance in April 2003. From November 2000 to June 2002, Ms. Yeager was a regulatory affairs consultant for various biotechnology companies, including Corus. From March 1997 to October 2000, Ms. Yeager was employed at PathoGenesis Corporation, which was acquired by Chiron Corporation in September 2000, most recently as Director of Regulatory Affairs. From 1994 to 1995, Ms. Yeager served as Manager of Regulatory Affairs of Beckton-Dickinson Immunocytometry Systems, a business unit of BD Biosciences, which in turn is a business segment of Beckton, Dickinson and Company, a medical technology company. From 1992 to 1993, she served as an Associate Director of Regulatory Affairs of Liposome Technology, a biopharmaceutical company. From 1988 to 1992, she served as Senior Regulatory Affairs Associate of Alza Corporation, a pharmaceutical company, and from 1986 to 1988, as an associate with Burditt, Bowles & Radzius, a law firm. Ms. Yeager received her B.A. degree from Stanford University and her J.D. degree from Santa Clara University.

Kirby L. Cramer.    Mr. Cramer has served as a director since November 2001 and as Chairman of the Board since April 2003. From 1968 to 1987, he served as Chairman and Chief Executive Officer of Hazleton Laboratories Corporation, a contract biological and chemical research laboratory, which Corning, Inc. acquired in

1987 and subsequently renamed Covance, Inc. Mr. Cramer continued to serve as Chairman of Hazleton from 1987 to 1991, at which time he became Chairman Emeritus. He served as the senior director of Immunex Corporation, a pharmaceutical company, from 1994 until 2002, when the company was acquired by Amgen, Inc. Mr. Cramer also is the non-executive chairman of SonoSite, Inc., a medical device company, and serves on the Board of Directors of dj Orthopedics, Inc., a global medical device company, Landec Corporation, a material science company, and Harris Bank, N.A. He received his B.A. degree from Northwestern University, his M.B.A. degree from the University of Washington, and is a graduate of the Harvard Business School’s Advance Management Program. In 1987, Mr. Cramer received an honorary doctorate from James Madison University.

Richard B. Brewer.    Mr. Brewer has served as a director since April 2004. Since January 2003, Mr. Brewer has served as the founding partner of Crest Asset Management, a provider of management guidance to healthcare companies. From September 1998 to February 2004, Mr. Brewer served as President and Chief Executive Officer of Scios Inc., a biopharmaceutical company and a subsidiary of Johnson & Johnson, a pharmaceutical company, since April 2003. From February 1996 to June 1998, Mr. Brewer served as the Executive Vice President of Operations and then Chief Operating Officer of Heartport, Inc., a medical device company. From 1984 to 1995, Mr. Brewer held a number of senior management positions at Genentech, Inc., a biopharmaceutical company, and Genentech Europe Ltd. and Genentech Canada, Inc., most recently as Senior Vice President, U.S. Sales and Marketing. From 1994 to 1995, Mr. Brewer served as Chairman of the American Heart Association Pharmaceutical Roundtable and, from 1993 to 1994, as a member of the American Heart Association Corporate Roundtable. Mr. Brewer is also a director of Dendreon Corporation, a biotechnology company, Corgentech, Inc., a biotechnology company, and a privately held company, and is an advisory board member for the Center for Accelerating Medical Solutions, a nonprofit organization, and an advisory board member of the Kellogg Graduate School of Management Center for Biotechnology at Northwestern University. Mr. Brewer received his B.S. degree from Virginia Polytechnic Institute and State University and his M.B.A. degree from Northwestern University.

Fritz R. Bühler, M.D.    Dr. Bühler has served as a director since April 2004. Since 2001, Dr. Bühler has served as a Managing Partner of Bear Stearns Health Innoventures, a venture capital firm. From 1997 to 2000, Dr. Bühler served as Vice Chairman of the Board of International Biomedicine Management Partners, a venture capital firm in Basel, Switzerland. From 1991 to 1995, Dr. Bühler served as Head of Global Clinical Research and Development and Chief Medical Officer of F. Hoffmann-La Roche A.G. in Basel. From 1987 to 1991, Dr. Bühler served as Director of the Department of Research at the University Hospital, Basel, where he continues his affiliation as a Professor of Pharmaceutical Medicine, Pathophysiology, Internal Medicine and Cardiology. Dr. Bühler is currently also the director of the European Center of Pharmaceutical Medicine, a board member of the Georgetown Center of Drug Development Science in Washington, D.C., a co-founder of the BioValley Basel A.G. in Europe and a former executive board member of the Swiss Academy of Medical Sciences. Dr. Bühler received his M.D. degree from the University of Basel and an honorary doctorate from the University of Louis Pasteur in Strasbourg, France.

Robert T. deGavre.    Mr. deGavre has served as a director since July 2002. From 1987 to 1992, Mr. deGavre served as Chief Financial Officer, Treasurer and Senior Vice President Finance and Administration of Westmark International, a manufacturer of diagnostic ultrasound and patient-monitoring equipment. From 1982 to 1987, Mr. deGavre served as Vice President and Treasurer of Squibb Corporation, an international pharmaceuticals company. From 1977 to 1982, he served as Treasurer of INCO Limited, a metals and mining company. From 1979 to 1987, Mr. deGavre served on the Advisory Committee of Princeton University’s Economics Department, serving as Chairman of the committee from 1984 to 1985. Mr. deGavre received his B.A. degree and his M.P.A. degree from the Woodrow Wilson School of Public and International Affairs at Princeton University.

Rodney A. Ferguson, Ph.D.    Dr. Ferguson has served as a director since July 2001. Dr. Ferguson has served as a partner of J.P. Morgan Partners, a global private equity firm, since 2001. From 1999 to 2000, Dr. Ferguson served as a partner of InterWest Partners, a venture capital firm. From 1988 to 1999, Dr. Ferguson held a number of positions at Genentech, Inc., a biotechnology company, including Senior Corporate Counsel and Senior Director of Business and Corporate Development. From 1984 to 1988, Dr. Ferguson was a lawyer at McCutchen, Doyle, Brown & Enersen, a law firm. Dr. Ferguson is also the Chairman of the Board and a director of Corgentech Inc., a biotechnology company, and a director of Santarus, Inc., a specialty pharmaceutical company, and several privately held companies. Dr. Ferguson received his B.S. degree from the University of Illinois, his Ph.D. degree from the State University of New York at Buffalo and his J.D. degree from Northwestern University.

John H. Kim, M.D.    Dr. Kim has served as a director since July 2001. Dr. Kim has served as a Managing Director at Burrill & Company LLC, a life sciences venture capital firm, since 1998. From 1997 to 1998, Dr. Kim served as an Equity Research Analyst with Goldman Sachs & Co. From 1992 to 1995, Dr. Kim was a practicing physician and a clinical faculty member of the University of Illinois School of Medicine. Dr. Kim also serves as a director of several privately held companies. Dr. Kim received his B.S. degree and his M.D. degree, from the Honors Program in Medical Education, at Northwestern University and his M.B.A. degree with Distinction from the Wharton School of the University of Pennsylvania, where he was a Palmer Scholar.

Ulrik Spork.    Mr. Spork has served as a director since February 2003. Mr. Spork has served in various positions at Novo A/S, a private holding and investment company with significant life-science venture capital activity, since its formation in 1999, and as Senior Partner since March 2003. From February 1992 to November 1999, Mr. Spork served as Director of Corporate Development of Novo Nordisk A/S, a healthcare company. From 1984 to 1991, Mr. Spork held various positions in international marketing and business development in the life science area within the Vickers Plc group. Mr. Spork also serves as a director of several Danish private companies and as Chairman of the Danish Venture Capital Association. Mr. Spork received his B.S. degree from Copenhagen Business School and his M.S. degree from the Technical University of Copenhagen.

Samuel P. Wertheimer, Ph.D.    Dr. Wertheimer has served as a director since July 2001. Since April 2000, Dr. Wertheimer has served as a Principal with OrbiMed Advisors LLC and OrbiMed Capital LLC, each of which is a healthcare asset management company. From December 1998 to March 2000, Dr. Wertheimer served as Director, Office of Industrial Liaison at the New York University School of Medicine. From 1996 to 1998, Dr. Wertheimer served as Director of Technology Assessment at Paramount Capital Investments, LLC. From 1991 to 1996, Dr. Wertheimer served as a Registered Patent Agent with Darby & Darby, a law firm, and as a Fellow at the Memorial Sloan-Kettering Cancer Center. Dr. Wertheimer also serves as a director of several privately held companies. Dr. Wertheimer received his B.A. degree from the Johns Hopkins University, his M.P.H. degree from Yale University and his Ph.D. degree from New York University.

Board Composition

Our board of directors currently consists of nine members. The board of directors has determined that each of Mr. Brewer, Dr. Bühler, Mr. Cramer, Mr. deGavre, Dr. Ferguson, Dr. Kim, Mr. Spork and Dr. Wertheimer is an independent director under Rule 4200(a)(15) of the listing standards of the National Association of Securities Dealers, or NASD. In accordance with the terms of our restated certificate of incorporation to be filed prior to the completion of this offering, the board of directors will be divided into three classes, the directors in each class to serve staggered three-year terms: Class I, the initial term of which will expire at the annual meeting of stockholders to be held in 2005; Class II, the initial term of which will expire at the annual meeting of stockholders to be held in 2006; and Class III, the initial term of which will expire at the annual meeting of stockholders to be held in 2007. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms.                     ,                      and                      have been designated as Class I directors;                     ,                      and                      have been designated as Class II directors; and                     ,                      and                      have been designated as Class III directors. These provisions in our restated certificate of incorporation may have the effect of delaying or preventing changes in control or management of Corus. The executive officers serve at the discretion of the board of directors. There are no family relationships among any of the directors or executive officers of Corus.

Board Compensation

Independent directors are entitled to receive an annual fee of $16,000 for serving as a member of the board of directors. In addition, the chairman of the board is entitled to receive an additional $20,000 annually for serving in such position, the chairman of the audit committee is entitled to receive an additional $10,000 annually for serving in such position and the chairman of each of the compensation committee and the nominating and corporate governance committee are entitled to receive an additional $5,000 annually for serving in such positions. Each independent director is also entitled to receive $1,500 for each board meeting attended in person or telephonically and $1,000 for each committee meeting attended in person or telephonically. Directors are also reimbursed for reasonable expenses they incur attending board and committee meetings. Directors are eligible to participate in our 2001 Stock Plan and 2004 Stock Incentive Plan.

On December 7, 2001, we sold 250,000 shares of our common stock to Mr. Cramer at a per share price of $0.22, which was deemed by the board of directors as the fair market value of our common stock on that date. On February 20, 2003, we sold 384,615 shares of our common stock to Mr. deGavre at a per share price of $0.26, which was deemed by the board of directors as the fair market value of our common stock on that date. On August 5, 2003, we sold 192,307 shares of our common stock to Mr. Cramer at a per share price of $0.26, which was deemed by the board of directors as the fair market value of our common stock on that date. On April 9, 2004, we granted Mr. Brewer an option to purchase 100,000 shares at an exercise price of $0.35 per share, which was deemed by the board of directors as the fair market value of our common stock on that date. The option granted to Mr. Brewer vested and became 100% exercisable on the effective date of the grant.

Following this offering, each of the independent directors will be granted a nonqualified stock option to purchase              shares of our common stock on the date of the offering or, if the person shall become an independent director subsequent to such date, on the date that such person is elected an independent director. Each year, on the anniversary of the initial grant, each independent director will receive an additional nonqualified stock option to purchase an additional              shares of our common stock at an exercise price equal to the closing price of our common stock as quoted on the NASDAQ National Market on the date of each grant, or, if no trading occurs on that date, on the next succeeding day on which our common stock trades. Each option will be for a term of ten years and will vest and become fully exercisable one year from the date of grant.

Board Committees

Our board of directors has established three committees: the audit committee, the compensation committee and the nominating and corporate governance committee.

Audit Committee

The audit committee operates under a written charter adopted by the board of directors that may be amended by the board at any time. The most current version will be available on our website at www.coruspharma.com. Messrs. deGavre and Brewer and Dr. Kim currently constitute the audit committee, each of whom is an independent director as defined by Rule 4200(a)(15) of the NASD’s listing standards. Mr. deGavre serves as chairman of the committee and has been determined by the board of directors to be an audit committee financial expert, as that term is defined in Item 401(h) of Regulation S-K promulgated by the Securities and Exchange Commission, or SEC.

Our audit committee’s purpose is to provide oversight of our financial management, our reporting structure and our independent auditors. This committee’s responsibilities include:

•	retaining, overseeing and terminating our independent auditors;

•	determining the compensation of our independent auditors;

•	approving all nonaudit services to be performed by our independent auditors;

•	evaluating the qualifications, independence and performance of our independent auditors;

•	reviewing with our independent auditors planned audit services;

•	reviewing results of the audit with our independent auditors and our management;

•	reviewing the design, implementation, adequacy, effectiveness, changes in and ramifications of our internal controls and our critical accounting policies;

•	reviewing with our independent auditors all alternative treatments of financial information discussed with, and communications with, our management;

•	overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing with management and our independent auditors our financial statements and related annual and quarterly reports that we will be required to file with the SEC;

•	reviewing all related-party transactions and conflicts of interest;

•	reviewing with management any earnings announcements and other public announcements regarding our results of operations; and

•	preparing the audit committee report for inclusion in our annual proxy statement.

Compensation Committee

The compensation committee operates under a written charter adopted by the board of directors. Mr. Cramer and Drs. Bühler, Ferguson and Wertheimer currently constitute the compensation committee, each of whom is an independent director as defined by Rule 4200(a)(15) of the NASD’s listing standards. Mr. Cramer serves as chairman of the committee.

Our compensation committee’s purpose is to assist our board of directors in determining the development plans and compensation of our executive officers and such other employees as the board shall deem appropriate, and to recommend these plans to our board of directors. This committee’s responsibilities include:

•	administering our current stock compensation plans and any others that we may adopt;

•	reviewing the general compensation policies applicable to our employees;

•	reviewing, evaluating the performance of and determining compensation and benefit levels for our chief executive officer and other executive officers;

•	reviewing and recommending compensation and benefit levels for our nonofficer employees, directors and consultants;

•	reviewing and approving employment, retirement, severance and change in control agreements with our executive officers;

•	overseeing compliance of compensation matters with respect to Section 162(m) of the Internal Revenue Code; and

•	preparing the annual compensation committee report for inclusion in our annual proxy statement.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee operates under a written charter adopted by the board of directors. Messrs. Brewer, Cramer and deGavre currently constitute the nominating and corporate governance committee, each of whom is an independent director as defined by Rule 4200(a)(15) of the NASD’s listing standards. Mr. Brewer serves as chairman of the committee.

Our nominating and corporate governance committee’s purpose is to assist our board of directors by identifying individuals qualified to become members of our board of directors consistent with criteria set by the board, and to develop our corporate governance principles. This committee’s responsibilities include:

•	establishing and annually reviewing general qualification guidelines applicable to nominees for election to our board of directors and for committee membership;

•	monitoring independence of directors under NASD independence rules;

•	evaluating the contribution of current directors in connection with renomination;

•	evaluating and recommending candidates for election to our board of directors;

•	reviewing and evaluating stockholder nominees for election to our board of directors;

•	reviewing and recommending director orientation and continuing director education programs;

•	reviewing qualifications, requirements, membership, structure and performance of our board committees and making recommendations regarding committee appointments;

•	evaluating the nature, quality and timeliness of the information received by our board of directors;

•	reviewing our corporate governance principles and providing recommendations to our board of directors regarding possible changes;

•	overseeing, reviewing and approving our code of business conduct applicable to our officers, directors and employees;

•	evaluating the composition, size and governance of our board of directors and its committees and making recommendations regarding future planning and the appointment of directors to our committees; and

•	overseeing the evaluation of the performance of each director, the board of directors and each committee.

Compensation Committee Interlocks and Insider Participation

No current member of the compensation committee is an officer or employee of Corus. None of our executive officers serve or have served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Executive Compensation

The following table provides summary information concerning the compensation received for services rendered to Corus during the fiscal year ended December 31, 2003 by our Chief Executive Officer and each of the other four most highly compensated executive officers, each of whose aggregate compensation during our last fiscal year exceeded $100,000. The executive officers listed in the table below are referred to in this prospectus as our named executive officers.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation(1)		Long-Term Compensation	All Other Compensation ($)
		Salary ($)	Bonus ($)	Securities Underlying Options (#)
A. Bruce Montgomery, M.D.	2003	$300,000	—	—	$1,980	(2)
President, Chief Executive Officer and Treasurer
William R. Baker, Ph.D.	2003	201,760	—	103,600	1,406	(2)
Vice President Research
Donald F. Seaton III	2003	200,000	—	208,500	1,488	(2)
Vice President Finance and Chief Financial Officer
Iain W. Duncan	2003	200,000	—	218,800	1,488	(2)
Vice President Operations
Jonathan P. Mow	2003	200,000	—	218,800	1,488	(2)
Vice President Commercial and Business Development and Secretary

(1)	Excludes certain perquisites and other benefits that did not exceed 1% of any officer’s total salary and bonus.
(2)	Represents life insurance premiums.

Option Grants

During 2003, we granted options to purchase a total of 2,846,900 shares of our common stock to our employees, including our named executive officers. No stock appreciation rights were granted during fiscal 2003.

The following table provides summary information regarding stock options granted to our named executive officers during the fiscal year ended December 31, 2003. The options were granted pursuant to our 2001 Stock Plan and vest and become exercisable as to 25% on each anniversary of the date of grant, with 100% vested and exercisable four years from the date of grant. The potential realizable value set forth in the last column of the table is calculated based on the term of the option at the time of grant. This value is based on assumed rates of stock price appreciation of 5% and 10% compounded annually from the date of grant until their expiration date, assuming a fair market value equal to an assumed initial public offering price of $             per share. Stock price appreciation of 5% and 10% is assumed pursuant to the rules and regulations of the SEC and does not represent our estimate or prediction of our future stock price performance. Actual gains, if any, on stock option exercises depend on the future performance of the common stock and the date on which the options are exercised.

Option Grants in Last Fiscal Year

	Individual Grants
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5%	10%
A. Bruce Montgomery, M.D.	—	—	—	—
William R. Baker, Ph.D.	103,600	3.6%	$0.26	3/13/2013
Donald F. Seaton III	208,500	7.3	0.26	3/13/2013
Iain W. Duncan	218,800	7.7	0.26	3/13/2013
Jonathan P. Mow	218,800	7.7	0.26	3/13/2013

The preceding table does not include options to purchase a total of 6,007,768 shares of our common stock that we granted to our employees during the first ten months of 2004, of which we granted options to purchase 1,304,000 shares to Dr. Montgomery, 356,214 shares to Dr. Baker, 415,122 shares to Mr. Seaton, 210,235 shares to Mr. Duncan and 209,050 shares to Mr. Mow. The options were granted pursuant to our 2001 Stock Plan and vest and become exercisable as to 25% on each anniversary of the date of grant, with 100% vested and exercisable four years from the date of grant.

Option Exercises in 2003 and Fiscal Year-End Option Values

The following table provides summary information regarding options exercised by, and held by, our named executive officers and the value of unexercised options held by such officers as of December 31, 2003. There was no public trading market for our common stock as of December 31, 2003. Accordingly, the value of the unexercised in-the-money options listed below has been calculated based on an assumed initial public offering price of $             per share, less the applicable exercise price per share, multiplied by the number of shares underlying the options.

Aggregated Option Exercises in 2003 and

Fiscal Year-End Option Values

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised in-the-Money Options at December 31, 2003
			Exercisable	Unexercisable	Exercisable	Unexercisable
A. Bruce Montgomery, M.D.	—	—	—	—
William R. Baker, Ph.D.	—	—	55,000	268,600
Donald F. Seaton III	—		50,000	358,500
Iain W. Duncan	57,500	$2,300	—	276,300
Jonathan P. Mow	57,500	2,300	—	276,300

Change in Control Arrangements

We intend to enter into change in control severance agreements, or change in control agreements, with Dr. Montgomery, Dr. Baker, Mr. Seaton, Mr. Duncan and Mr. Mow, our other officers and certain senior employees. The change in control agreements will provide that if, during the 24-month period after a change in control, the employment of any of these executives is terminated for any reason other than just cause, death or total disability, or the executive terminates his or her employment within 60 calendar days after becoming aware of an occurrence that constitutes good reason, the terminated executive will be entitled to specified additional benefits, including a lump-sum payment equal to the sum of, or, in the case of Dr. Montgomery, two times the sum of:

•	the greatest of the executive’s annual salary

•	as in effect on the date of the termination of the executive’s employment,

•	as in effect as of the first occurrence of the change in control or, if applicable, potential change in control, or

•	actually paid to the executive with respect to the most recent fiscal year prior to the change in control; and

•	the greater of the maximum amount of the executive’s annual target incentive bonus

•	as in effect on the date of the termination of the executive’s employment or

•	as in effect as of the first occurrence of the change in control or, if applicable, the potential change in control,

without regard to whether the underlying performance criteria for receipt of such bonus are actually achieved by the executive or Corus.

In addition, the terminated executive will be entitled to be paid an amount sufficient to compensate the executive for any excise tax, including interest and penalties, imposed under Section 4999 of the Internal Revenue Code and will be entitled to reimbursement of health insurance coverage costs until the earlier of 12 months after termination, or 24 months after termination in the case of Dr. Montgomery, and the time at which the executive becomes covered by comparable health coverage offered by another employer. The terminated executive will also be entitled to any accrued and unpaid bonuses earned as of the date of termination, a pro rated portion of the terminated executive’s target bonus for the fiscal year in which the termination occurs, any accrued and unused vacation, and full vesting of any outstanding stock options, outstanding stock appreciation rights, outstanding warrants, outstanding restricted stock or outstanding phantom stock awards to the executive under our 2001 Stock Plan or our 2004 Stock Incentive Plan. The change in control agreements generally may be terminated with two years’ prior written notice or immediately upon the termination of the executive’s employment for just cause, but the agreements shall continue in effect for two years after a change in control if a change in control occurs during the term of the agreements.

Benefit Plans

2001 Stock Plan.    Our 2001 Stock Plan, or 2001 Plan, was adopted by our board of directors and approved by our stockholders in May 2001, and became effective on May 9, 2001. The 2001 Plan provides for the discretionary grant to employees, including officers and employee directors, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, and for the discretionary grant to employees, directors and consultants of nonstatutory stock options and stock purchase rights. Originally, 2,049,492 shares of common stock were reserved for issuance under the 2001 Plan. In June 2002, our board of directors approved an amendment to the 2001 Plan to increase the number of shares of common stock reserved for issuance under the plan to 2,500,000 shares, which amendment was approved by our stockholders in July 2002. In February 2003, our board of directors and stockholders approved an amendment to the 2001 Plan to increase the number of shares reserved for issuance under the plan to 4,000,000 shares. In October 2003, our board of directors approved an amendment to the 2001 Plan to increase the number of shares of common stock reserved for issuance under the plan to 8,000,000 shares, which amendment was approved by our stockholders in January 2004. In April 2004, our board of directors and stockholders approved a further amendment to the 2001 Plan to increase the number of shares reserved for issuance under the plan to 12,000,000 shares. As of June 30, 2004, options to purchase an aggregate of 6,089,350 shares of our common stock were outstanding under the 2001 Plan. If an optionee is subject to an involuntary termination within 12 months after a change in control, unvested options granted under the 2001 Plan shall accelerate and become fully exercisable. Our board of directors has determined that no further options or stock awards will be granted under the 2001 Plan after this offering. Unless terminated sooner, the 2001 Plan will terminate automatically ten years from its effective date.

2004 Stock Incentive Plan.    Our 2004 Stock Incentive Plan, or 2004 Plan, will be adopted by our board of directors and will be submitted to our stockholders for approval prior to the completion of this offering. The 2004 Plan will become effective when the underwriting agreement for this offering is signed. At that time, all outstanding options under the 2001 Plan will be administered under the 2004 Plan, but will continue to be governed by their existing terms. Unless terminated sooner, the 2004 Plan will terminate automatically ten years from its effective date.

The 2004 Plan will provide for the discretionary grant to employees, including officers and employee directors, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and of stock awards, and for the discretionary grant to employees, directors and consultants of nonstatutory stock options and stock awards.

The total number of shares of common stock that will be reserved for issuance under the 2004 Plan will equal              shares of common stock plus the number of shares that remain reserved for issuance under the 2001 Plan as of the date the 2004 Plan becomes effective. The number of shares that will be reserved for issuance under the 2004 Plan will be increased on the first day of each of our fiscal years by the least of (a)         % of the outstanding common stock on the last day of the immediately preceding fiscal year, (b)              shares and (c) such lesser amount as the board of directors may determine.

The maximum number of option shares each optionee may be granted during a fiscal year under the 2004 Plan is              shares. In connection with an optionee’s initial service with us, however, such optionee may be granted options for up to a total of              shares during the optionee’s first year of service. Restricted stock grants are limited to              shares per person in any fiscal year.

The 2004 Plan will be administered by our compensation committee, which committee shall, in the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, consist of two or more “outside directors” within the meaning of that section. The administrator has the power to determine the terms and conditions of the options granted, including whether and to whom to grant options, the exercise price of the options, the number of shares subject to each option, the term and exercise schedule of each option and the form of consideration payable upon the exercise of each option. The board of directors will have the authority to amend, suspend or terminate the 2004 Plan, provided that no such action adversely affects any option previously granted under the 2004 Plan.

Options and stock awards to be granted under the 2004 Plan generally will not be transferable, and may be exercised or purchased during the lifetime of the optionee or the holder of the stock award only by the optionee or the holder or the optionee’s or the holder’s guardian or legal representative. Generally, options to be granted under the 2004 Plan must be exercised within 90 days of the optionee’s separation of service, provided that the separation is not for cause, in which case the option will terminate immediately. Options may be exercised within five years of the optionee’s death or date of retirement, or a determination of disability under our long-term disability policy. Each stock option agreement will specify the date when all or any share subject to an outstanding option shall become exercisable

The exercise price of all incentive stock options to be granted under the 2004 Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of all other nonstatutory stock options and stock awards granted under the 2004 Plan shall be determined by the administrator of the 2004 Plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. With respect to any optionee who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option must equal at least 110% of the fair market value on the date of grant and the term of any incentive stock option must not exceed five years. The term of all other options granted under the 2004 Plan may not exceed ten years.

The 2004 Plan will provide that in the event that we are party to a merger, reorganization or other corporate transaction, outstanding awards under the 2004 Plan may be assumed by the successor entity, continued by us, if we are the surviving entity, accelerated or cancelled without consideration.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Insider Transactions

The following is a complete list of each transaction or series of similar transactions since August 27, 2001, to which we were or are a party in which the amount involved exceeded or exceeds $60,000 and in which any of our directors or executive officers, any holder of more than 5% of any class of our voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Date of Purchase	Purchaser	Type of Security	Number of Shares Purchased	Price per Share(1)	Aggregate Purchase Price(1)	Total Value of Shares at the Initial Public Offering Price of $ Per Share
December 7, 2001	Kirby L. Cramer, Chairman of the Board	Common Stock	250,000	$0.22	$55,000
February 20, 2003	Robert T. deGavre, Director	Common Stock	384,615	0.26	100,000
February 21, 2003	Novo A/S(2)	Series B Stock	4,111,419	0.97	4,000,000
	J.P. Morgan Partners (SBIC), LLC(3)	Series B Stock	10,525,867	0.97	10,240,616
	J.P. Morgan Partners Global Investors (SBIC), LLC(3)	Series B Stock	2,836,246	0.97	2,759,383
	Burrill Biotechnology Capital Fund, L.P.(4)	Series B Stock	3,083,565	0.97	3,000,000
	Caduceus Private Investments, LP(5)	Series B Stock	2,436,966	0.97	2,370,924
	OrbiMed Associates LLC(5)	Series B Stock	50,726	0.97	49,351
	UBS Juniper Crossover Fund, L.L.C.(5)	Series B Stock	1,058,169	0.97	1,029,493
	Digital Coast Ventures, LLC(6)(7)(8)	Series B Stock	513,927	0.97	500,000
	Cascade Investment, LLC(9)	Series B Stock	3,545,860	0.97	3,449,767
	MDS Life Sciences Technology Fund II NC Limited Partnership(9)	Series B Stock	2,026,847	0.97	1,971,919
	MDS Life Sciences Technology Fund II Quebec Limited Partnership(9)	Series B Stock	714,099	0.97	694,746
	MLII Co-Investment Fund NC Limited Partnership(9)	Series B Stock	1,370,473	0.97	1,333,333
March 6, 2003	Corus Pharma Holdings(6)(7)(10)	Series B Stock	796,587	0.97	775,000
	RBC Life Sciences Limited Partnership II(9)	Series B Stock	4,770,769	0.97	4,641,481
	Jonathan P. Mow, Vice President	Series B Stock	10,279	0.97	10,000
August 5, 2003	Kirby L. Cramer, Chairman of the Board	Common Stock	192,307	0.26	50,000
April 9, 2004	J.P. Morgan Partners SBIC, LLC(3)	Series C Stock	6,957,105	1.16	8,070,241
	J.P. Morgan Partners Global Investors (SBIC), LLC(3)	Series C Stock	2,094,618	1.16	2,429,756
	Burrill Biotechnology Capital Fund, L.P.(4)	Series C Stock	862,069	1.16	1,000,000
	Burrill Indiana Life Sciences Capital Fund, L.P.(4)	Series C Stock	258,156	1.16	299,460

Date of Purchase	Purchaser	Type of Security	Number of Shares Purchased	Price per Share(1)	Aggregate Purchase Price(1)	Total Value of Shares at the Initial Public Offering Price of $ Per Share
	Burrill Life Sciences Capital Fund, L.P.(4)	Series C Stock	3,103,913	1.16	3,600,539
	Caduceus Private Investments, LP(5)	Series C Stock	2,494,318	1.16	2,893,409
	OrbiMed Associates LLC(5)	Series C Stock	51,920	1.16	60,227
	UBS Juniper Crossover Fund, L.L.C.(5)	Series C Stock	1,083,073	1.16	1,256,365
	Novo A/S(2)	Series C Stock	2,456,897	1.16	2,850,000
	Bear Stearns Health Innoventures L.P.(11)	Series C Stock	1,247,597	1.16	1,447,212
	Bear Stearns Health Innoventures Employee Fund, L.P.(11)	Series C Stock	809,290	1.16	938,776
	Bear Stearns Health Innoventures Offshore, L.P.(11)	Series C Stock	1,026,347	1.16	1,190,562
	BSHI Members, L.L.C.(11)	Series C Stock	579,851	1.16	672,627
	BX, L.P.(11)	Series C Stock	4,957,605	1.16	5,750,821
	Cascade Investment, LLC(9)	Series C Stock	4,625,000	1.16	5,365,000
	MDS Life Sciences Technology Fund II NC Limited Partnership(9)	Series C Stock	1,211,201	1.16	1,404,993
	MDS Life Sciences Technology Fund II NC Quebec Limited Partnership(9)	Series C Stock	426,730	1.16	495,006
	MLII Co-Investment Fund NC Limited Partnership(9)	Series C Stock	818,966	1.16	950,000
	RBC Life Sciences Limited Partnership II(9)	Series C Stock	2,586,207	1.16	3,000,000
	Cramer Holdings LLC(12)	Series C Stock	431,034	1.16	500,000
April 21, 2004	Digital Coast Ventures, LLC(6)(7)(8)	Series C Stock	646,552	1.16	750,000
May 7, 2004	Michael J. Montgomery(6)	Series C Stock	27,018	1.16	31,341
	James W. Montgomery Family Trust(7)	Series C Stock	64,655	1.16	75,000
September 21, 2004	Montgomery & Co., LLC(13)	Common Stock	211,207	0.95	200,647

(1)	The price per share has been rounded to the nearest cent and the aggregate purchase price is rounded to the nearest dollar and, therefore, the aggregate purchase price may not equal the number of shares purchased multiplied by the price per share due to rounding.
(2)	Ulrik Spork, one of our directors, is Senior Partner of Novo A/S, and the Chief Executive Officer of Novo Ventures 1 A/S, which is a wholly owned subsidiary of Novo A/S and has a 17.8% limited partner interest in Burrill Biotechnology Capital Fund, L.P. and a 3.8% limited partner interest in Burrill Life Sciences Capital Fund, L.P. Mr. Spork disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest arising as a result of his engagement with Novo A/S. Upon the completion of this offering, each share of Series B Preferred Stock and each share of Series C Preferred Stock will be converted into one share of common stock.
(3)

Rodney A. Ferguson, one of our directors, is a Managing Director of J.P. Morgan Partners (SBIC), LLC, or JPMP SBIC, J.P. Morgan Partners Global Investors (SBIC), LLC, or JPMP Global, and JPMP Capital Corp., or JPMP Capital. JPMP SBIC and JPMP Global are each holders of shares of our Series B Preferred Stock and Series C Preferred Stock. JPMP SBIC is a wholly owned subsidiary of J.P. Morgan Partners (BHCA), L.P., the general partner of which is JPMP Master Fund Manager, L.P., or MF Manager. The general partner of each of the members of JPMP Global is JPMP Global Investors, L.P., or Global Investors. JPMP Capital, a wholly owned subsidiary of J.P. Morgan

(footnotes continued on following page)

Chase & Co., or JPM Chase, is the general partner of each of MF Manager and Global Investors. As a result thereof, each of Dr. Ferguson, MF Manager, JPMP Capital and JPM Chase may be deemed to beneficially own the shares held by JPMP SBIC, and each of Global Investors, JPMP Capital and JPM Chase may be deemed to beneficially own the shares held by JPMP Global. The foregoing, however, shall not be an admission that Dr. Ferguson, MF Manager, Global Investors, JPMP Capital or JPM Chase are the beneficial owners of such shares, and each disclaims beneficial ownership, except to the extent of their pecuniary interest in each of the applicable entities. Upon the completion of this offering, each share of Series B Preferred Stock and each share of Series C Preferred Stock will be converted into one share of common stock.

(4)	John H. Kim, one of our directors, is a member of each of (a) Burrill & Company (Biotechnology GP), LLC, which is the general partner of Burrill Biotechnology Capital Fund, L.P., a holder of our securities, (b) Burrill & Company (Life Sciences GP), LLC, which is the general partner of Burrill Life Sciences Capital Fund, L.P., a holder of our securities, and (c) Burrill & Company (Indiana GP), LLC, which is the general partner of Burrill Indiana Life Sciences Capital Fund, L.P., a holder of our securities. Dr. Kim disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest arising as a result of his interest in each of Burrill & Company (Biotechnology GP), LLC, Burrill & Company (Life Sciences GP), LLC, and Burrill & Company (Indiana GP), LLC. Upon the completion of this offering, each share of Series B Preferred Stock and each share of Series C Preferred Stock will be converted into one share of common stock.
(5)	Samuel P. Wertheimer, one of our directors, is a Principal with OrbiMed Advisors LLC and OrbiMed Capital LLC. OrbiMed Capital LLC is the General Partner of Caduceus Private Investments, LP and the Managing Member of OrbiMed Associates LLC. OrbiMed Advisors LLC is a member of PW Fund Advisor LLC, which is the Managing Member of UBS Juniper Crossover Fund, L.L.C. Dr. Wertheimer disclaims beneficial ownership of such shares, except to the extent of his 5% minority interest in, and pecuniary interest arising as a result of his interest in, OrbiMed Associates LLC. Upon the completion of this offering, each share of Series B Preferred Stock and each share of Series C Preferred Stock will be converted into one share of common stock.
(6)	Michael J. Montgomery was one of our directors from January 26, 2001 to November 20, 2003 and is the brother of A. Bruce Montgomery, our President, Chief Executive Officer and Treasurer, and one of our directors.
(7)	James W. Montgomery, the brother of A. Bruce Montgomery, is the trustee of the James W. Montgomery Family Trust.
(8)	James W. Montgomery is the Chief Executive Officer, and Michael J. Montgomery is a director, of Digital Coast Ventures, LLC. Each of James W. Montgomery and Michael J. Montgomery disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest arising as a result of his interest in Digital Coast Ventures, LLC. Upon the completion of this offering, each share of Series B Preferred Stock and each share of Series C Preferred Stock will be converted into one share of common stock.
(9)	Upon the completion of this offering, each share of Series B Preferred Stock and each share of Series C Preferred Stock will be converted into one share of common stock. The named entity either separately, or together with its affiliated entities, is a 5% or greater holder of our voting securities. See the “Principal Stockholders” section.
(10)	Michael J. Montgomery is the General Partner and a member of Corus Pharma Holdings, and, as a limited partner of Corus Pharma Holdings, holds a percentage interest in shares of Series B Preferred Stock purchased by Corus Pharma Holdings. James W. Montgomery is the trustee of the James W. Montgomery Family Trust, which, as a limited partner of Corus Pharma Holdings, holds a percentage interest in shares of Series B Preferred Stock purchased by Corus Pharma Holdings. Each of Michael J. Montgomery and James W. Montgomery disclaims beneficial ownership of such shares, except to the extent of his or the trust’s, as applicable, pecuniary interest arising as a result of his or the trust’s, as applicable, interest in Corus Pharma Holdings. Upon the completion of this offering, each share of Series B Preferred Stock and each share of Series C Preferred Stock will be converted into one share of common stock.
(11)	Fritz R. Bühler, one of our directors, is a member of Bear Stearns Health Innoventures Management, LLC, which is the general partner of each of BX, L.P., Bear Stearns Health Innoventures, L.P., Bear Stearns Health Innoventures Offshore, L.P. and Bear Stearns Health Innoventures Employee Fund, L.P. and the managing member of BSHI Members, L.L.C., together the BSHI Funds, holders of our Series C Preferred Stock, and in such capacity may be deemed to have shared voting and dispositive power over the shares held by the BSHI Funds. Dr. Bühler disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest arising as a result of his interest in each of the BSHI Funds. Upon the completion of this offering, each share of Series C Preferred Stock will be converted into one share of common stock.
(12)	Kirby L. Cramer, one of our directors, is a manager and a member of Cramer Holdings LLC. Upon completion of this offering, each share of Series C Preferred Stock will be converted into one share of common stock.
(13)	Such shares of common stock were issued to Montgomery & Co. and three of its principals. James W. Montgomery and Michael J. Montgomery, brothers of A. Bruce Montgomery, our Chief Executive Officer, are officers of Montgomery & Co.

Agreements With Management

We have entered into indemnification agreements with our officers and directors containing provisions that may require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors, other than liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. See “Description of Capital Stock—Indemnification Provisions.”

In January 2001, we entered into a financing representation agreement with Digital Coast Partners, LLC, or DCP, under which we engaged DCP to act as our exclusive representative for arranging equity, debt or other financing. Michael J. Montgomery, a director of Corus until November 20, 2003 and a brother of A. Bruce Montgomery, our President, Chief Executive Officer and Treasurer, was the Co-Chief Executive Officer of DCP. Under the financing representation agreement, we agreed to (i) pay DCP a fee of 5% of the gross proceeds of the financing and (ii) issue to DCP a warrant to purchase shares of our common stock having an aggregate exercise price equal to 2% of the gross proceeds of the financing. We also agreed to indemnify DCP against any and all third-party losses, claims, damages, liabilities, costs, expenses and fees, including, without limitation, legal fees incurred by DCP as a party or participant arising out of DCP’s services as our financing representative.

In May 2001, we sold 8,468,757 shares of our Series A Preferred Stock in a private placement in which we received gross proceeds of $18,500,000. Upon completion of the transaction, we paid DCP a financing representation fee of $953,086. Also in connection with this transaction, we issued to DCP a warrant to purchase 164,796 shares of our common stock at an exercise price of $2.18 per share. Other than this fee and warrant, no other compensation was earned by DCP under the financing representation agreement, which was terminated on May 18, 2001. Pursuant to the terms of the warrant, as a result of an adjustment in the conversion price of our Series A Preferred Stock, on July 16, 2002, the number of shares exercisable under the warrant was adjusted to 219,725 shares and the exercise price was adjusted to $1.64 per share.

On January 15, 2004, we engaged Montgomery & Co., LLC, the successor to DCP, under a financing representation agreement to act as our exclusive representative for arranging our Series C Preferred Stock financing. Michael J. Montgomery, the President, James W. Montgomery, the Chief Executive Officer, and George G. Montgomery, the Managing Director, of Montgomery & Co., are brothers of A. Bruce Montgomery, our President, Chief Executive Officer and Treasurer. Michael J. Montgomery was one of our directors from January 26, 2001 to November 30, 2003. Under the financing representation agreement, we agreed to (i) pay Montgomery & Co. an upfront fee of $50,000 and a fee equal to the greater of $750,000 or 5% of the gross proceeds of our Series C Preferred Stock financing, excluding 100% of the gross proceeds of any funds provided by our existing stockholders, (ii) issue to Montgomery & Co. a warrant to purchase shares of our common stock and (iii) indemnify Montgomery & Co. on substantially the same terms as provided in the 2001 financing representation agreement with Digital. In April, May and June of 2004, we sold an aggregate of 56,038,635 shares of our Series C Preferred Stock in a private placement in which we received gross proceeds of $65,004,818. Upon completion of the transaction, we paid a fee of $1,175,000 to Montgomery & Co. and in substitution of the originally agreed-upon warrant we issued an aggregate of 211,207 shares of common stock to Montgomery & Co. and three of its principals. Other than this fee and the shares of common stock to be issued to designees of Montgomery & Co., no other compensation was earned by Montgomery & Co. under the 2004 financing representation agreement.

We intend to enter into change in control severance agreements with Dr. Montgomery, Mr. Sen, Dr. Baker, Mr. Seaton, Mr. Duncan and Mr. Mow, our other officers and certain senior employees. See “Management—Change in Control Arrangements.”

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of June 30, 2004, certain information regarding the beneficial ownership of:

•	each person known by us to own beneficially 5% or more of our voting securities;

•	each of our named executive officers for whom information is provided under the Summary Compensation Table;

•	each of our directors; and

•	all of our directors and officers as a group.

On June 30, 2004, we had 122,188,301 shares of common stock outstanding after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock. Except as otherwise noted, the address of each person listed in the table is c/o Corus Pharma, Inc., 2025 1st Avenue, Suite 800, Seattle, Washington 98121. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control regarding all shares beneficially owned. Shares of common stock subject to options or warrants exercisable currently or within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding these options and warrants, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner		Before Offering	After Offering

Named Executive Officers
A. Bruce Montgomery, M.D.(1)	5,000,000	4.1%
Donald F. Seaton III(2)	173,543	*
William R. Baker, Ph.D.(3)	151,318	*
Iain W. Duncan(4)	671,089	*
Jonathan P. Mow(5)	676,229	*

Other Directors
Richard B. Brewer(6)	100,000	*
Fritz R. Bühler, M.D.(7)	8,620,690	7.1
Kirby L. Cramer(8)	442,765	*
Robert T. deGavre	384,615	*
Rodney A. Ferguson, Ph.D.(9)	24,835,346	20.3
John H. Kim, M.D.(10)	11,482,719	9.4
Ulrik Spork(11)	6,568,316	5.4
Samuel P. Wertheimer, Ph.D.(12)	9,680,183	7.9
All directors and officers as a group (14 persons)(13)	68,845,813	56.0

Other Principal Stockholders
Entities associated with J.P. Morgan Partners(9)	24,835,346	20.3
1221 Avenue of the Americas, 40th Floor New York, NY 10020

Entities affiliated with Burrill & Company LLC(10)	11,482,719	9.4
One Embarcadero Center, Suite 2700 San Francisco, CA 94111

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner		Before Offering	After Offering

Cascade Investment, LLC(14)	10,675,870	8.7
2365 Carillon Point Kirkland, WA 98033

Entities affiliated with OrbiMed Advisors LLC(12)	9,680,183	7.9
767 Third Avenue, 30th Floor New York, NY 10017

Entities affiliated with BSHI Funds(7)	8,620,690	7.1
383 Madison Ave., 28th Floor New York, NY 10179

RBC Life Sciences Limited Partnership II(15)	7,356,976	6.0
c/o RBC Capital Partners 4th Floor North Tower Royal Bank Plaza Toronto, Ontario MJ5 2W7 Canada

MDS Life Sciences Technology Fund II NC Limited Partnership and MLII Co-Investment Fund NC Limited Partnership(16)	6,568,316	5.4
100 International Boulevard Toronto, Ontario M9W 6J6 Canada

and

MDS Life Sciences Technology Fund II Quebec Limited Partnership(16)
2000 Peel Street, Suite 560 Montreal, Quebec H3A 2W5 Canada

Novo A/S(11)	6,568,316	5.4
Krogshoejvej 41 DK 2880 Bagsvaerd Denmark

*	Less than 1% of the outstanding shares of common stock.
(1)	Includes 1,000,000 shares of common stock held by a trust for the benefit of Dr. Montgomery’s children. Dr. Montgomery disclaims beneficial ownership of such shares.
(2)	Includes 152,125 shares subject to options exercisable currently or within 60 days of June 30, 2004.
(3)	Includes 135,900 shares subject to options exercisable currently or within 60 days of June 30, 2004.
(4)	Includes 83,450 shares subject to options exercisable currently or within 60 days of June 30, 2004.
(5)	Includes 83,450 shares subject to options exercisable currently or within 60 days of June 30, 2004.
(6)	Includes 100,000 shares subject to options exercisable currently or within 60 days of June 30, 2004.
(7)	Represents (a) 4,957,605 shares of common stock issuable upon the conversion of convertible preferred stock held by BX, L.P., (b) 1,247,597 shares of common stock issuable upon the conversion of convertible preferred stock held by Bear Stearns Health Innoventures, L.P., (c) 1,026,347 shares of common stock issuable upon the conversion of convertible preferred stock held by Bear Stearns Health Innoventures

Offshore, L.P., (d) 809,290 shares of common stock issuable upon the conversion of convertible preferred

(footnotes continued on following page)

stock held by Bear Stearns Health Innoventures Employee Fund, L.P. and (e) 579,851 shares of common stock issuable upon the conversion of convertible preferred stock held by BSHI Members, L.L.C. These five funds are together referred to as the BSHI Funds. Bear Stearns Asset Management, Inc., or BSAM, is the managing member of Bear Stearns Health Innoventures Management, LLC, or BSHI Management, which is the general partner of each of the BSHI Funds, excluding BSHI Members, L.L.C., the managing member of which is BSHI Management. Accordingly, BSAM and BSHI Management may be deemed to be the beneficial owners of the shares held by the BSHI Funds. Fritz R. Bühler, one of our directors, Elizabeth Czerepak, Michael Aspinwall, Stefan Ryser, Jurgen Drews, Theodore Slocomb, Aspinwall-Blanker LLC, of which Mr. Aspinwall is a member, Czerepak-Adkins LLC, of which Ms. Czerepak is a member, and BSAM are members of BSHI Management, and therefore may be deemed to share voting and dispositive power with respect to such shares. Each such member disclaims beneficial ownership of such shares, except to the extent of his, her or its pecuniary interest arising as a result of his, her or its interest in each of the BSHI Funds.

(8)	Includes 431,034 shares of common stock issuable upon conversion of convertible preferred stock, which shares are held by Cramer Holdings LLC, of which Kirby L. Cramer is manager and a member.
(9)	Represents (a) 19,904,482 shares of common stock issuable upon the conversion of convertible preferred stock held by J.P. Morgan Partners (SBIC), LLC, or JPMP SBIC, and (b) 4,930,864 shares of common stock issuable upon the conversion of convertible preferred stock held by J.P. Morgan Partners Global Investors (SBIC), LLC, or JPMP Global. JPMP SBIC is a wholly owned subsidiary of J.P. Morgan Partners (BHCA), L.P., the general partner of which is JPMP Master Fund Manager, L.P., or MF Manager. The general partner of each of the members of JPMP Global is JPMP Global Investors, L.P., or Global Investors. JPMP Capital Corp., or JPMP Capital, a wholly owned subsidiary of J.P. Morgan Chase & Co., or JPM Chase, is the general partner of each of MF Manager and Global Investors. As a result thereof, each of MF Manager, JPMP Capital and JPM Chase may be deemed to beneficially own the shares held by JPMP SBIC, and each of Global Investors, JPMP Capital and JPM Chase may be deemed to beneficially own the shares held by JPMP Global. Rodney A. Ferguson, one of our directors, is a Managing Director of JPMP SBIC, JPMP Global and JPMP Capital and, as a result, Dr. Ferguson may be deemed to be the beneficial owner of the shares held by JPMP SBIC and JPMP Global. Additionally, Jeffrey C. Walker, as President of JPMP Capital, may be deemed to have beneficial ownership of the shares held by JPMP SBIC and JPMP Global since pursuant to policies and procedures adopted by JPMP Capital, Mr. Walker has dispositive power over such shares. The foregoing, however, shall not be an admission that Mr. Walker, Dr. Ferguson, MF Manager, Global Investors, JPMP Capital or JPM Chase are the beneficial owners of such shares, and each disclaims beneficial ownership, except to the extent of their pecuniary interest in each of the applicable entities.
(10)	Represents (a) 8,120,650 shares of common stock issuable upon the conversion of convertible preferred stock held by Burrill Biotechnology Capital Fund, L.P., the general partner of which is Burrill & Company (Biotechnology GP), LLC, (b) 258,156 shares of common stock issuable upon the conversion of convertible preferred stock held by Burrill Indiana Life Sciences Capital Fund, L.P., the general partner of which is Burrill & Company (Indiana GP), LLC and (c) 3,103,913 shares of common stock issuable upon conversion of convertible preferred stock held by Burrill Life Sciences Capital Fund, L.P., the general partner of which is Burrill & Company (Life Sciences GP), LLC. John H. Kim, a director of Corus, is a member of each of Burrill & Company (Biotechnology GP), LLC, Burrill & Company (Life Sciences GP), LLC and Burrill & Company (Indiana GP), LLC. The members of Burrill & Company (Biotechnology GP), LLC, Burrill & Company (Indiana GP), LLC and Burrill & Company (Biotechnology GP), LLC are G. Steven Burrill, John H. Kim, who is one of our directors, Roger Wyse, Ann Hanham and Michael Ullman, who share voting and dispositive power over such shares. Each of such persons disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest arising as a result of his or her interest in each of Burrill & Company (Biotechnology GP), LLC, Burrill & Company (Life Sciences GP), LLC and Burrill & Company (Indiana GP), LLC.
(11)

Represents 6,568,316 shares of common stock issuable upon conversion of convertible preferred stock. Ulrik Spork, a director of Corus, is Senior Partner of Novo A/S, and the Chief Executive Officer of Novo Ventures 1 A/S, which is a wholly owned subsidiary of Novo A/S and has a 17.8% limited partner interest

(footnotes continued on following page)

in Burrill Biotechnology Capital Fund, L.P. and a 3.8% limited partner interest in Burrill Life Sciences Capital Fund, L.P. Mr. Spork disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest arising as a result of his engagement with Novo A/S. The board of directors of Novo A/S has voting and dispositive control over the shares held by Novo A/S. The members of the board are Palle Marcus, Jørgen Boe, Ulf J. Johansson, Kurt Anker Nielsen and Hans Werdelin. Each such person disclaims beneficial ownership of such shares.

(12)	Represents (a) 6,652,904 shares of common stock issuable upon the conversion of convertible preferred stock held by Caduceus Private Investments, LP, (b) 138,482 shares of common stock issuable upon the conversion of convertible preferred stock held by OrbiMed Associates LLC and (c) 2,888,797 shares of common stock issuable upon the conversion of convertible preferred stock held by UBS Juniper Crossover Fund, L.L.C. Samuel P. Wertheimer, a director of Corus, is a Principal with OrbiMed Advisors LLC and OrbiMed Capital LLC. OrbiMed Capital LLC is the General Partner of Caduceus Private Investments LP and the Managing Member of OrbiMed Associates LLC. OrbiMed Advisors LLC is a member of PW Fund Advisor LLC, which is the Managing Member of UBS Juniper Crossover Fund, L.L.C. Dr. Wertheimer disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest in such shares. Samuel D. Islay is the managing member of both OrbiMed Advisors LLC and OrbiMed Capital LLC. As managing member, Mr. Islay possesses voting and dispositive control over the shares. Mr. Islay disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest in such shares.
(13)	Includes 603,925 shares subject to options exercisable currently or within 60 days of June 30, 2004.
(14)	Represents 10,675,870 shares of common stock issuable upon conversion of convertible preferred stock held by Cascade Investment, LLC, or Cascade. All shares held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade. Michael Larson, the manager and executive officer of Cascade, has voting and dispositive power with respect to the shares held by Cascade. Mr. Larson disclaims beneficial ownership of the shares beneficially owned by Cascade and Mr. Gates.
(15)	Represents 7,356,976 shares of common stock issuable upon conversion of convertible preferred stock. Alan Hibben, Barre Laver, Wally Hunter, Robert Bechard and Wesley Diong share voting and dispositive power over such shares. Each of such persons disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest in RBC Life Sciences Limited Partnership II.
(16)

Represents (a) 3,238,048 shares of common stock issuable upon conversion of convertible preferred stock held by MDS Life Sciences Technology Fund II NC Limited Partnership, or MDS Fund II NC, the general partner of which is MDS LSTF II (NCGP) Inc., (b) 1,140,829 shares of common stock issuable upon conversion of convertible preferred stock held by MDS Life Sciences Technology Fund II Quebec Limited Partnership, or MDS Fund II Quebec, the general partner of which is MDS LSTF II (QGP) Inc., and (c) 2,189,439 shares of common stock issuable upon conversion of convertible preferred stock held by MLII Co-Investment Fund NC Limited Partnership, or MLII Co-Investment Fund, the general partner of which is MLII (NCGP) Inc. MDS Capital Management Inc., or MDS Capital Management, a subsidiary of MDS Capital Corp., may be deemed to share voting and dispositive control over the shares held by MDS Fund II NC pursuant to an agreement with MDS Fund II NC. MDS Capital Management also provides services to each of MDS Fund II Quebec and MLII Co-Investment Fund. As a result, each of MDS Capital Management, MDS LSTF II (NCGP) Inc., MDS LSTF II (QGP) Inc. and MLII (NCGP) Inc. may be deemed to share voting and dispositive control over the shares held by MDS Fund II NC, MDS Fund II Quebec and MLII Co-Investment Fund, or the MDS Entities; however, each disclaims beneficial ownership of the shares held by the MDS Entities with which it may be associated, except to the extent of its respective pecuniary interest in the associated MDS Entity. Further, (a) pursuant to the terms of its limited partnership agreement, MDS LSTF II (NCGP) Inc. has voting and dispositive control over the shares held by MDS Fund II NC; Michael Mueller and Gregory D. Gubitz are the directors of MDS LSTF II (NCGP) Inc. and Mr. Mueller is its president. In addition, MDS Capital Management, in connection with its agreement with MDS Fund II NC, has been given discretionary authority over investments, divestments and voting. Messrs. Mueller and Gubitz are directors of MDS Capital Management and Mr. Mueller is its

(footnotes continued on following page)

president and chief executive officer; (b) the board of directors of MDS LSTF II (QGP) Inc., which is composed of Murray Ducharme, Michael Mueller, Bernard Coupal, Jean Page and Maurice Forget, has voting and dispositive control over the shares held by MDS Fund II Quebec, and may delegate voting control over such shares to any two persons who are directors or officers of MDS LSTF II (QGP) Inc., (c) the board of directors of MLII (NCGP) Inc., which is composed of Michael Mueller and Gregory D. Gubitz, has voting and dispositive control over the shares held by MLII Co-Investment Fund, and may delegate voting control over such shares to any two persons who are directors or officers of MLII (NCGP) Inc. Each of the directors and officers of MDS LSTF II (NCGP) Inc., MDS LSTF II (QGP) Inc., MLII (NCGP) Inc. and MDS Capital Management disclaims beneficial ownership of the shares held by the MDS Entities with which he or she may be associated, except to the extent of his or her pecuniary interest therein, if any.

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering, we will be authorized to issue              shares of common stock, $0.001 par value per share, and              shares of undesignated preferred stock, $0.001 par value per share.

Common Stock

As of June 30, 2004, there were 122,188,301 shares of common stock outstanding, held of record by 130 stockholders, assuming the conversion of all outstanding shares of our convertible preferred stock, totaling 105,621,341 shares, into 112,600,145 shares of common stock. As of June 30, 2004, options to purchase 6,089,350 shares of common stock were also outstanding. There will be                  shares of common stock outstanding, assuming no exercise of outstanding options under our stock compensation plans after                     , 2004, after giving effect to the sale of the shares offered hereby.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available for that purpose. See “Dividend Policy.” In the event of liquidation, dissolution or winding up of Corus, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. The outstanding shares of common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

Effective upon the completion of this offering, all outstanding shares of convertible preferred stock will be converted into common stock. Upon the completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to              shares of preferred stock, $0.001 par value, in one or more series. Our board of directors will also have the authority to designate the rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Corus without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock. As of the completion of this offering, no shares of preferred stock will be outstanding. We currently have no plans to issue any shares of preferred stock.

Common Stock Warrant

As of June 30, 2004, there was one outstanding warrant to purchase up to 219,725 shares of our common stock at an exercise price of $1.64 per share. The warrant is currently exercisable in full and expires on May 31, 2011.

Registration Rights

The holders of 112,600,145 shares of common stock, assuming the conversion of all outstanding convertible preferred stock upon completion of this offering, or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act of 1933, as amended, or Securities Act. These rights are provided under the terms of an agreement between us and the holders of these securities. Beginning six months after the completion of this offering, the holders of at least 20% of these securities then outstanding may require that we use all reasonable efforts to register all or part of these securities, provided that the anticipated aggregate offering price, net of underwriting discounts and commissions, is at least $5.0 million, for public resale on two occasions, and provided further, among other limitations set forth in the agreement, that Form S-3 registration is not available. The holders of any of these securities then outstanding may also require us, not more than twice, to use all reasonable efforts to register all or a portion of these securities on a Form S-3 registration statement when the use of that form becomes available to us, provided, among other limitations, that the proposed aggregate offering price, net of any underwriting discounts or commissions, is at least $1.0 million. In addition, if we register any of our common stock either for our own account or for the account of other security holders, the holders of these securities are entitled to include their shares of common stock in that registration, subject to the ability of the underwriters to limit the number of shares included in the offering to 30% of the offering. We will be responsible for paying all registration expenses incurred in connection with these registrations, subject to certain limitations.

Delaware and Washington Antitakeover Laws and Charter and Bylaw Provisions

Provisions of the Delaware General Corporation Law, or DGCL, and the Washington Business Corporation Act, or WBCA, and our charter documents could make the acquisition of us and the removal of our incumbent officers and directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate with us first. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

We are subject to the provisions of Section 203 of the DGCL. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless, subject to exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within the prior three years, did own, 15% or more of the corporation’s voting stock.

We are also subject to Chapter 19 of the WBCA. In general, the statute prohibits a “target corporation,” with limited exceptions, from engaging in specified “significant business transactions” with an “acquiring person,” or an affiliate of the acquiring person that owns 10% or more of the voting securities of the target corporation for a period of five years after the acquisition of 10% or more of the voting securities, unless the transaction or the share acquisition by the acquiring person is approved by a majority of the target corporation’s directors before the date of the share acquisition. The prohibited transactions include, among others, merger or consolidation with, a significant disposition of assets to, redemption of stock from or issuance of shares or rights to acquire shares to, the acquiring person, termination of 5% or more of the employees of the target corporation, or allowing the acquiring person to receive any disproportionate benefit as a shareholder. After the five-year period during which significant business transactions are prohibited, the transaction may occur if specified criteria are met.

Target corporations include all publicly traded domestic corporations, as well as foreign corporations that meet specified requirements. Foreign corporations that are required to have a certificate of authority to transact business in Washington are also subject to the statute if (a) the corporation has a class of voting shares registered with the SEC pursuant to section 12 or 15 of the Securities Exchange Act of 1934, as amended; (b) its principal executive office is located in Washington; (c) it has (i) more than 10% of its shareholders of record resident in Washington, (ii) more than 10% of its shares owned by Washington residents, or (iii) 1,000 or more shareholders of record in Washington; (d) a majority of its employees, together with those of its subsidiaries, are Washington residents or it, together with its subsidiaries, employs more than 1,000 Washington residents; and (e) a majority of the corporation’s tangible assets, together with those of its subsidiaries, are located in Washington, or the corporation, together with its subsidiaries, has more than $50 million worth of tangible assets in Washington. A corporation that does not qualify as a target corporation will nonetheless be deemed to be a target corporation if the failure to satisfy the criteria is caused by the action of, or is the result of a proposal by, the acquiring person or affiliate of the acquiring person. These provisions of Delaware and Washington law may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders.

Special Stockholder Meetings.    Our restated certificate of incorporation, or restated certificate, will provide that special meetings of the stockholders for any purpose or purposes, unless required by law, may be called by our chairman of the board, our chief executive officer, our president or the majority of the entire board of directors, but may not be called by any other person or persons. The elimination of the ability of stockholders to call a special meeting will make it more difficult for stockholders to initiate actions that are opposed by the board of directors. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board of directors with respect to unsolicited takeover bids. In addition, the elimination of the ability of stockholders to call a special meeting of stockholders may make it more difficult to change the existing board of directors and management.

Classified Board of Directors.    Our board of directors will be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected each year. These provisions are likely to increase the time required for stockholders to change the composition of our board of directors. For example, in general at least two annual meetings will be necessary for stockholders to effect a change in the majority of our board of directors. Subject to the rights of the holders of any outstanding series of preferred stock, the restated certificate will authorize only the board of directors to fill vacancies, including newly created directorships. The restated certificate also will provide that directors may be removed by stockholders only for cause and only by affirmative vote of holders of two-thirds of the outstanding shares of voting stock.

Supermajority Vote to Amend Charter and Bylaws.    Our restated certificate and restated bylaws each will provide that our bylaws may only be amended by a two-thirds vote of the outstanding shares. In addition, our restated certificate will provide that its provisions related to stockholder actions without a meeting, special meetings of stockholders, amendment of the restated certificate, amendment of the restated bylaws and classified board may only be amended by a two-thirds vote of the outstanding shares.

No Stockholder Action by Written Consent.    Our restated certificate will provide that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. The restated bylaws will provide that special meetings of stockholders can be called only by the board of directors, the chairman of the board, if any, and the president. Moreover, the business permitted to be conducted at any special meeting of stockholders will be limited to the business brought before the meeting by the board of directors, the chairman of the board, if any, the chief executive officer and the president.

Advance Notice Procedures.    Our restated bylaws will provide for an advance notice procedure for the nomination, other than by or at the direction of our board of directors, of candidates for election as directors, as well as for other stockholder proposals to be considered at annual meetings of stockholders.

Indemnification Provisions

As permitted by the DGCL, our certificate of incorporation eliminates and our restated certificate will eliminate the personal liability of our officers and directors for monetary damages for breach or alleged breach of their fiduciary duties as officers or directors, other than in cases of fraud or other willful misconduct. In addition, our bylaws provide and our restated bylaws will provide that we are required to indemnify our officers and directors even when indemnification would otherwise be discretionary, and we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified. We have entered into indemnification agreements with our officers and directors containing provisions that are, in some respects, broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require us to indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers and directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of Corus in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for indemnification. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC. The transfer agent’s address and telephone number is 520 Pike Street, Suite 1220, Seattle, Washington 98101, (206) 674-3030.

NASDAQ National Market

We have applied for approval for trading and quotation of our common stock on the NASDAQ National Market under the symbol “CSPH.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could reduce prevailing market prices. In addition, sales of substantial amounts of our common stock in the public market after any restrictions on sale lapse could adversely affect the prevailing market price of the common stock and impair our ability to raise equity in the future.

Upon the completion of this offering, we will have              shares of common stock outstanding based on             shares outstanding at June 30, 2004,              shares if the underwriters’ overallotment option is exercised in full. Of these shares, assuming no exercise of the underwriters’ overallotment option, the              shares sold in this offering,              shares if the underwriters’ overallotment option is exercised in full, will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by an affiliate of us. The remaining 122,188,301 shares of common stock held by existing stockholders are restricted securities. We issued and sold the restricted securities in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for exemption from registration described below under Rule 144, 144(k) or 701 promulgated under the Securities Act.

As a result of contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, the restricted shares will be available for sale in the public market as follows:

•	119,828,044 shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus, unless this 180-day period is extended in the manner set forth in “Underwriting” below, and when permitted under Rule 144, 144(k) or 701 promulgated under the Securities Act, and

•	2,360,257 shares will be eligible for sale upon the expiration of various one-year holding periods following expiration of the 180-day lock-up period when permitted under Rule 144.

Lock-Up Agreements

All of our directors and officers have entered into lock-up agreements in connection with this offering, and we are seeking similar agreements from all of our stockholders and option holders. As of October 18, 2004, holders of 121,260,499 shares, on an as-converted basis, of our outstanding capital stock, or 99.0%, have entered into lock-up agreements in connection with this offering. These lock-up agreements generally provide that these holders will not offer, sell, contract to sell, grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, or Merrill Lynch. The agreements with Merrill Lynch are subject to extension as set forth in “Underwriting” below. Notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements may not be sold until these agreements expire or are waived by Merrill Lynch.

Rule 144

In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering, and

•	the average reported weekly trading volume of our common stock on the NASDAQ National Market during the four calendar weeks preceding the sale by such person.

Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, may sell these shares without complying with the manner of sale, public information, volume limitation or notice requirements of Rule 144.

Rule 701

Rule 701 permits our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 90 days after the date of this prospectus without complying with the holding period requirement, and that non-affiliates may sell such shares in reliance on Rule 144 90 days after the date of this prospectus without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

Registration Rights

Upon the completion of this offering, the holders of approximately 112,600,145 shares of common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration. See “Description of Capital Stock—Registration Rights.”

Stock Options

We intend to file a registration statement under the Securities Act after the completion of this offering to register shares to be issued pursuant to our 2001 Plan and 2004 Plan. As a result, shares of our common stock obtained through the exercise of any options or rights granted under these plans will also be freely tradable in the public market. Shares held by affiliates will, however, still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144, unless otherwise resalable under Rule 701.

Common Stock Warrant

Upon completion of this offering, there will be a warrant outstanding to purchase 219,725 shares of our common stock at an exercise price of $1.64 per share. Shares purchased upon exercise of the warrant may be sold 180 days after completion of this offering, subject to the requirements of Rule 144 and subject to the terms of the lock-up agreement to which the holder may be a party. This warrant expires on May 31, 2011.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Pacific Growth Equities, LLC, SunTrust Capital Markets, Inc. and JMP Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Pacific Growth Equities, LLC
SunTrust Capital Markets, Inc.
JMP Securities LLC

Total

Subject to the terms and conditions in the purchase agreement, the underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement providers that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $          per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	With Option	Without Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $2 million and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to                      additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to              shares offered by this prospectus for sale to some of our directors, officers, employees and other persons designated by us. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We, our executive officers and our directors have agreed, subject to certain exceptions, not to sell or transfer any common stock 180 days after the date of this prospectus, which in certain circumstances may be extended, without first obtaining the written consent of Merrill Lynch. We are seeking similar agreements from all of our stockholders and option holders. As of October 18, 2004, holders of 121,260,499 shares on an as-converted basis, of our outstanding capital stock, or 99.0%, have entered into lock-up agreements in connection with this offering. Unless extended in accordance with their terms, these agreements terminate 180 days from the date of our purchase agreement with Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Quotation on NASDAQ National Market

We expect the shares to be approved for quotation on the NASDAQ National Market, subject to notice of issuance, under the symbol “CSPH.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development;

•	the progress of our business plan; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit the underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

The underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the representatives make any representation that the representatives will engage in these transactions. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ National Market, in the over-the-counter market or otherwise.

Electronic Offer, Sale and Distribution of Shares

Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch web site is not a part of this prospectus.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for Corus by Orrick, Herrington & Sutcliffe LLP, Seattle, Washington. Entities affiliated with Orrick, Herrington & Sutcliffe LLP own an aggregate of 41,213 shares of our common stock and a partner of Orrick, Herrington & Sutcliffe LLP owns an aggregate of 17,176 shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Heller Ehrman White & McAuliffe LLP, Seattle, Washington.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements at December 31, 2002 and 2003, and for each of the two years in the period ended December 31, 2003, for the period from January 2, 2001 (date of inception) through December 31, 2001 and for the period from January 2, 2001 (date of inception) through December 31, 2003, as set forth in their report. We have included our consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the common stock offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement and the exhibits to the registration statement. For further information regarding us and the common stock offered by this prospectus, we refer you to the registration statement and to the exhibits. Statements made in this prospectus concerning the contents of any document referred to in this prospectus are not necessarily complete. With respect to each document filed as an exhibit to the registration statement, we refer you to that exhibit for a more complete description of the matter involved. The registration statement and the exhibits may be inspected without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information that registrants file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

CORUS PHARMA, INC.

(A DEVELOPMENT STAGE COMPANY)

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Corus Pharma, Inc.

We have audited the accompanying consolidated balance sheets of Corus Pharma, Inc. (a development stage company) as of December 31, 2002 and 2003, and the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for the period from January 2, 2001 (date of inception) through December 31, 2001, the years ended December 31, 2002 and 2003, and the period from January 2, 2001 (date of inception) through December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Corus Pharma, Inc. (a development stage company) at December 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for the period from January 2, 2001 (date of inception) through December 31, 2001, the years ended December 31, 2002 and 2003, and the period from January 2, 2001 (date of inception) through December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/    ERNST & YOUNG LLP

Seattle, Washington

February 26, 2004

CORUS PHARMA, INC.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

(in thousands, except par value and share data)

	December 31,		June 30, 2004	Proforma stockholders’ equity at June 30, 2004
	2002	2003	Actual
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$5,342	$2,934	$1,087
Short-term investments	—	18,596	72,269
Prepaid expenses and other	114	270	462
Deferred financing costs	33	—	—

Total current assets	5,489	21,800	73,818
Property and equipment, net	408	1,027	994
Restricted cash	100	100	200
Other assets	186	—	—

Total assets	$6,183	$22,927	$75,012

Liabilities, convertible preferred stock and stockholders’ equity/(deficit)
Current liabilities:
Accounts payable	$181	$552	$907
Accrued liabilities	1,371	2,822	2,046
Common stock subject to repurchase	354	157	—

Total current liabilities	1,906	3,531	2,953
Other liabilities	—	27	503
Commitments and contingencies
Convertible preferred stock:
Series A: 8,468,757 shares designated, issued and outstanding as of December 31, 2002 and 2003 and June 30, 2004; no shares outstanding pro forma; liquidation preference of $18,500 as of December 31, 2002 and 2003 and June 30, 2004	17,383	17,383	17,383
Series B: 41,113,949 shares designated, issued and outstanding as of December 31, 2003 and June 30, 2004; no shares outstanding pro forma; liquidation preference of $40,000 as of December 31, 2003 and June 30, 2004	—	39,646	39,646
Series C: 56,896,552 shares designated; 56,038,635 shares issued and outstanding as of June 30, 2004; no shares outstanding pro forma; liquidation preference of $65,005 as of June 30, 2004	—	—	63,449

Total convertible preferred stock	17,383	57,029	120,478
Stockholders’ equity/(deficit):
Preferred stock, $0.001 par value: 106,479,258 shares authorized and designated; no shares designated, issued or outstanding pro forma	—	—	—	—
Common stock and additional paid-in capital, $0.001 par value: 150,000,000 shares authorized; 8,425,483, 9,521,756, and 9,588,156 shares issued and outstanding as of December 31, 2002 and 2003, and June 30, 2004, and 122,188,301 shares issued and outstanding pro forma	1,098	1,573	1,746	$122,224
Deferred stock-based compensation	(158)	(69)	(46)	(46)
Accumulated other comprehensive income	—	—	8	8
Deficit accumulated during the development stage	(14,046)	(39,164)	(50,630)	(50,630)

Total stockholders’ equity/(deficit)	(13,106)	(37,660)	(48,922)	$71,556

Total liabilities, convertible preferred stock and stockholders’ equity/(deficit)	$6,183	$22,927	$75,012

See accompanying notes.

CORUS PHARMA, INC.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Period from January 2, 2001 (Date of Inception) through December 31, 2001	Year Ended December 31,		Period from January 2, 2001 (Date of Inception) through December 31, 2003	Six Months Ended June 30,		Period from January 2, 2001 (Date of Inception) through June 30, 2004
		2002	2003		2003	2004
					(unaudited)		(unaudited)
Operating expenses:
Research and development	$1,171	$8,890	$21,754	$31,815	$8,292	$9,225	$41,040
General and administrative	1,613	2,878	3,662	8,153	1,616	2,510	10,663

Loss from operations	(2,784)	(11,768)	(25,416)	(39,968)	(9,908)	(11,735)	(51,703)
Interest income	330	176	298	804	127	269	1,073

Net loss	$(2,454)	$(11,592)	$(25,118)	$(39,164)	$(9,781)	$(11,466)	$(50,630)

Basic and diluted net loss per share	$(0.80)	$(2.50)	$(3.58)		$(1.54)	$(1.30)

Shares used in computation of basic and diluted net loss per share	3,062	4,642	7,008		6,371	8,790

Pro forma basic and diluted net loss per share (unaudited)			$(0.44)			$(0.12)

Shares used in computation of pro forma basic and diluted net loss per share (unaudited)			56,717			92,148

See accompanying notes.

CORUS PHARMA, INC.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except per share and share data)

			Stockholders’ Deficit
	Convertible Preferred Stock		Common Stock and Additional Paid-In Capital		Deferred Stock- Based Compensation	Accumulated Other Comprehensive Income	Deficit Accumulated During the Development Stage	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Sale of common stock to founders for cash and other consideration at $0.10 per share, subject to repurchase	—	$—	8,075,000	$339	$—	$—	$—	$339
Corporate expenses paid by founders	—	—	—	82	—	—	—	82
Issuance of Series A preferred stock and common stock warrants, net of offering costs of $1,117	8,468,757	17,383	—	84	—	—	—	84
Deferred stock-based compensation	—	—	—	298	(298)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	39	—	—	39
Nonemployee stock-based compensation	—	—	—	2	—	—	—	2
Sale of common stock to director for cash at $0.22 per share, subject to repurchase	—	—	250,000	—	—	—	—	—
Net loss	—	—	—	—	—	—	(2,454)	(2,454)

Balance at December 31, 2001	8,468,757	17,383	8,325,000	805	(259)	—	(2,454)	(1,908)
Issuance of common stock for services	—	—	100,483	61	—	—	—	61
Lapse of repurchase rights on common stock	—	—	—	170	—	—	—	170
Nonemployee stock-based compensation	—	—	—	2	—	—	—	2
Deferred stock-based compensation	—	—	—	60	(60)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	161	—	—	161
Net loss	—	—	—	—	—	—	(11,592)	(11,592)

Balance at December 31, 2002	8,468,757	17,383	8,425,483	1,098	(158)	—	(14,046)	(13,106)
Issuance of common stock for services	—	—	301,851	78	—	—	—	78
Issuance of Series B preferred stock, net of offering costs of $354	41,113,949	39,646	—	—	—	—	—	—
Exercise of stock options	—	—	217,500	50	—	—	—	50
Sale of common stock to directors for cash at $0.26 per share	—	—	576,922	150	—	—	—	150
Lapse of repurchase rights on common stock	—	—	—	197	—	—	—	197
Amortization of deferred stock-based compensation	—	—	—	—	89	—	—	89
Net loss	—	—	—	—	—	—	(25,118)	(25,118)

Balance at December 31, 2003 (carried forward)	49,582,706	$57,029	9,521,756	$1,573	$(69)	$—	$(39,164)	$(37,660)

(table continued on following page)

See accompanying notes.

CORUS PHARMA, INC.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (continued)

(in thousands, except per share and share data)

			Stockholders’ Deficit
	Convertible Preferred Stock		Common Stock and Additional Paid-In Capital		Deferred Stock- Based Compensation	Accumulated Other Comprehensive Income	Deficit Accumulated During the Development Stage	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2003 (brought forward)	49,582,706	$57,029	9,521,756	$1,573	$(69)	$—	$(39,164)	$(37,660)
Exercise of stock options (unaudited)	—	—	66,400	16	—	—	—	16
Issuance of Series C preferred stock, net of offering costs of $1,555 (unaudited)	56,038,635	63,449	—	—	—	—	—	—
Lapse of repurchase rights on common stock (unaudited)	—	—	—	157	—	—	—	157
Amortization of deferred stock-based compensation (unaudited)	—	—	—	—	23	—	—	23
Net unrealized gain on available-for-sale investments (unaudited)	—	—	—	—	—	8	—	8
Net loss (unaudited)	—	—	—	—	—	—	(11,466)	(11,466)

Total comprehensive net loss (unaudited)	—	—	—	—	—	—	—	(11,458)

Balance at June 30, 2004 (unaudited)	105,621,341	$120,478	9,588,156	$1,746	$(46)	$8	$(50,630)	$(48,922)

See accompanying notes.

CORUS PHARMA, INC.

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Period from January 2, 2001 (Date of Inception) through December 31, 2001	Year Ended December 31,		Period from January 2, 2001 (Date of Inception) through December 31, 2003	Six Months Ended June 30,		Period from January 2, 2001 (Date of Inception) through June 30, 2004
		2002	2003		2003	2004
					(unaudited)		(unaudited)
Operating activities
Net loss	$(2,454)	$(11,592)	$(25,118)	$(39,164)	$(9,781)	$(11,466)	$(50,630)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	34	115	356	505	135	250	755
Noncash stock-based compensation	205	163	89	457	44	23	480
Stock issued for services	—	61	78	139	78	—	139
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(104)	(195)	30	(269)	(9)	(192)	(461)
Accounts payable and accrued liabilities	233	1,319	1,849	3,401	520	(445)	2,956

Net cash used in operating activities	(2,086)	(10,129)	(22,716)	(34,931)	(9,013)	(11,830)	(46,761)

Investing activities
Purchase of property and equipment	(261)	(296)	(975)	(1,532)	(397)	(217)	(1,749)
Restricted cash	(100)	—	—	(100)	(2)	(100)	(200)
Purchases of short-term investments	—	—	(29,291)	(29,291)	—	(167,496)	(196,787)
Maturities of short-term investments	—	—	10,695	10,695	—	113,831	124,526

Net cash used in investing activities	(361)	(296)	(19,571)	(20,228)	(399)	(53,982)	(74,210)

Financing activities
Proceeds from financing agreement	—	—	—	—	—	500	500
Proceeds from sale of common stock and exercise of stock options	780	—	200	980	100	16	996
Net proceeds from issuance of Series A preferred stock	17,467	—	—	17,467	—	—	17,467
Net proceeds from issuance of Series B preferred stock	—	(33)	39,679	39,646	39,740	—	39,646
Net proceeds from issuance of Series C preferred stock	—	—	—	—	—	63,449	63,449

Net cash (used in) provided by financing activities	18,247	(33)	39,879	58,093	39,840	63,965	122,058

Net increase (decrease) in cash and cash equivalents	15,800	(10,458)	(2,408)	2,934	30,428	(1,847)	1,087

Cash and cash equivalents at beginning of period	—	15,800	5,342	—	5,342	2,934	—

Cash and cash equivalents at end of period	$15,800	$5,342	$2,934	$2,934	$35,770	$1,087	$1,087

Supplemental disclosures of cash flow information

Issuance of common stock in exchange for services and assets	$83	$61	$78	$222	$78	$—	$222

Lapse of repurchase rights on common stock	$—	$170	$197	$367	$156	$157	$524

Issuance of warrants to purchase common stock in connection with Series A preferred stock	$84	$—	$—	$84	$—	$—	$84

Corporate expenses paid by founders	$82	$—	$—	$82	$—	$—	$82

See accompanying notes.

CORUS PHARMA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of June 30, 2004 and for the six months ended June 30, 2003 and 2004 is unaudited)

1. Organization and Summary of Significant Accounting Policies

Corus Pharma, Inc. (the “Company” or “Corus”) was incorporated on January 2, 2001 and is located in Seattle, Washington. The Company is a biopharmaceutical company focused on the development and commercialization of novel applications and formulations of known therapeutics to treat severe respiratory diseases. The Company has generated no revenue to date from its operations and has no assurance of future revenues, and therefore is a development stage company as defined in Financial Accounting Standards Board (“FASB”) Statement No. 7, Accounting and Reporting by Development Stage Enterprises.

The consolidated financial statements include the accounts of Corus Pharma, Inc. and its wholly owned subsidiaries: (a) Salus Pharma, Inc., (b) Abaris Pharma, Inc., and (c) Summanus Pharma, Inc. The wholly owned subsidiaries of the Company were merged with and into Corus on January 1, 2004. Accordingly, Corus will continue the business of the subsidiaries, assuming all rights and liabilities.

The Company operates in a highly regulated and competitive environment. The Company’s business also involves inherent risks. These risks include, among others, dependence on key personnel, reliance on single-source vendors, availability of raw materials, patentability of the Company’s products and processes, clinical efficacy of the Company’s products under development, approval by the United States Food and Drug Administration (the “FDA”) and comparable agencies in other countries of the Company’s products, and successful commercialization of the Company’s products. Any of the technologies covering the Company’s existing products under development could become obsolete or diminished in value by discoveries and developments at other organizations.

Unaudited Interim Financial Statements

The accompanying interim consolidated balance sheet as of June 30, 2004, the consolidated statements of operations for the six months ended June 30, 2003 and 2004, the consolidated statements of cash flows for the six months ended June 30, 2003 and 2004 and the consolidated statement of convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2004 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company’s statement of financial position, results of operations for the six months ended June 30, 2003 and 2004 and the period from January 2, 2001 (date of inception) through June 30, 2004, and its cash flows for the six months ended June 30, 2003 and 2004 and the period from January 2, 2001 (date of inception) through June 30, 2004. The results for the six months ended June 30, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

CORUS PHARMA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2003 and 2004 is unaudited)

On an ongoing basis, the Company evaluates its estimates, fair value of investments, useful lives of property and equipment, and the value of common stock for the purposes of determining stock-based compensation (see below), among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

The Company has granted stock options at exercise prices equal to the value of the underlying stock as determined by its board of directors on the date of option grant. For purposes of financial accounting for employee stock-based compensation, management has applied hindsight within each year to arrive at reassessed values for the shares underlying the options and shares issued under other transactions that are higher than the value determined by the board. These reassessed values were determined based on a number of factors, including comparisons to publicly held companies. The reassessed values were used to determine the amount of stock-based compensation recognized related to stock and stock option grants to employees and nonemployees.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany account balances and transactions have been eliminated in consolidation.

On January 1, 2004, Salus Pharma, Abaris Pharma and Summanus Pharma, the wholly owned subsidiaries of Corus, merged with and into Corus. Accordingly, Corus will continue the business of the subsidiaries, assuming all rights and liabilities.

Cash, Cash Equivalents and Short-Term Investments

The Company’s cash equivalents are investments in liquid instruments having a remaining maturity at the time of purchase of 90 days or less. Short-term investments are investments having a maturity of less than 12 months. The Company’s cash equivalents and short-term investments consist principally of money market securities, auction rate certificates, commercial paper and certificates of deposit.

All investment securities are classified as available-for-sale and are carried at fair value. Unrealized gains and losses are reported as a separate component of stockholders’ deficit. Amortization, accretion, interest and dividends, realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific-identification method. Investments in securities with maturities of less than one year or which management intends to use to fund current operations are classified as short-term investments.

The Company evaluates whether an investment is other-than-temporarily impaired. This evaluation is dependent on the specific facts and encumbrances. Factors that are considered in determining whether an other-than-temporary decline in value has occurred include: the market value of the security in relation to its cost basis, the financial condition of the investee, and the intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment.

CORUS PHARMA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2003 and 2004 is unaudited)

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, restricted cash, accounts payable and accrued liabilities. The fair value of all financial instruments approximates the recorded value due to the liquid nature or the short-term maturities of these instruments.

Concentration of Credit

The Company is subject to a concentration of risk from its cash and short-term investments. The Company manages its exposure to cash and short-term investments by investing in securities with defined minimum credit ratings and diversifying its investment portfolio.

Financing Costs

Financing costs are those costs directly incurred in raising funds from investors to finance the Company’s operations. Such costs are deferred until time of closing and are then deducted from the proceeds. If fund-raising efforts are not successful, such costs are expensed. At December 31, 2002, the Company had $33,000 of deferred financing costs relating to the Series B Preferred stock financing, which closed in 2003.

Property and Equipment

Property and equipment, including leasehold improvements, are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from three years to five years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the lease term.

Research and Development

Research and development costs are comprised primarily of costs for: personnel, including salaries and benefits; occupancy; clinical studies performed by third parties; materials and supplies to support the Company’s clinical programs; contracted research; manufacturing; consulting arrangements; and other expenses incurred to sustain the Company’s overall research and development programs. Research and development costs are expensed as incurred. License and milestone payments due prior to regulatory approval to market a product are also charged to research and development.

Patents

The Company generally applies for patent protection on processes and products. Patent application costs are expensed as incurred, as recoverability of such expenditures is uncertain.

Income Taxes

The Company accounts for income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the tax rates that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

CORUS PHARMA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2003 and 2004 is unaudited)

Other Comprehensive Income (Loss)

Other comprehensive income (loss) includes certain changes in equity that are excluded from net income (loss). The Company’s only other comprehensive income (loss) is unrealized gain (loss) on investments.

Segments

The Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 131, Disclosure about Segments of an Enterprise and Related Information, and related disclosures about its products, services, geographic areas and major customers. The Company has determined that it operates in only one segment.

Stock-Based Compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25 (“APB No. 25”), Accounting for Stock Issued to Employees, and related interpretations, in accounting for employee stock options, rather than the alternative fair value accounting allowed by SFAS No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, compensation expense related to employee stock option grants is recognized using the intrinsic value method. Accordingly, the Company does not recognize compensation expense for stock options granted to employees with an exercise price equal to or in excess of the fair value of the stock option at the date of grant.

The Company recognizes compensation expense for options granted to nonemployees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods, or Services, which requires valuing the stock options using an option-pricing model and remeasuring such stock options to the current fair market value until the performance date has been reached.

For purposes of financial accounting for employee stock-based compensation, management has applied hindsight within each year to arrive at reassessed values for the shares underlying the options. The Company has recorded deferred stock-based compensation equal to the difference between these reassessed values and the exercise prices.

The Company has recorded deferred stock-based compensation of $60,000 and $298,000 for the intrinsic value of the options at the date of the grant and the sale of restricted common stock below fair value during 2002 and 2001, respectively. These amounts are being amortized over their vesting period using the multiple option approach (graded vesting), with $89,000, $161,000 and $39,000 expensed during 2003, 2002 and 2001, respectively, and $23,000 and $44,000 for the six months ended June 30, 2004 and 2003, respectively. Additionally, during 2002, 50,000 options were granted to consultants, for which the Company recorded $2,000 of stock-based compensation expense based on the fair value of these options as determined using the Black-Scholes option-pricing model. During 2002, the consultants who originally received the 50,000 options to purchase common stock became employees of the Company. These former consultants’ options were remeasured and are currently accounted for under APB No. 25. The intrinsic value on the date of status change is included in the deferred compensation discussed above.

SFAS No. 123, which has been revised by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, requires companies that continue to follow APB No. 25 to provide pro forma

CORUS PHARMA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2003 and 2004 is unaudited)

disclosure of the impact of applying the fair value method of SFAS No. 123. Certain assumptions were used to calculate the pro forma effect of the application of SFAS No. 123. Because the determination of the fair value of the Company’s options is based on assumptions described below, and because additional option grants are expected to be made in future periods, this pro forma information is not likely to be representative of the pro forma effects on reported net loss for future periods.

For purposes of pro forma disclosures, the estimated fair market value of the options is amortized to expense over the options’ vesting period using the multiple option approach (graded vesting). The following table illustrates the Company’s net loss if it had accounted for its stock options under the provisions of SFAS No. 123 (in thousands).

	Period from January 2, 2001 (Date of Inception) through December 31, 2001	For Year Ended December 31,		For Six Months Ended June 30,
		2002	2003	2003	2004
				(unaudited)
Net loss as reported	$(2,454)	$(11,592)	$(25,118)	$(9,781)	$(11,466)
Add: Stock-based employee compensation expense, as reported	39	161	89	44	23
Deduct: Stock-based compensation expense under the fair value based method	(43)	(137)	(296)	(128)	(321)

Pro forma net loss	$(2,458)	$(11,568)	$(25,325)	$(9,865)	$(11,764)

Net loss per share:
As reported—basis and diluted	$(0.80)	$(2.50)	$(3.58)	$(1.54)	$(1.30)

Pro forma—basic and diluted	$(0.80)	$(2.49)	$(3.61)	$(1.55)	$(1.34)

For purposes of the above pro forma calculations, the value of each option granted through June 30, 2004 was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Period from January 2, 2001 (Date of Inception) through December 31, 2001	For Year Ended December 31,		For Six Months Ended June 30,
		2002	2003	2003	2004
				(unaudited)

Risk-free interest rate	5.0%	4.0%	3.0%	3.0%	3.3%

Expected volatility	100%	100%	100%	100%	100%

Expected life (in years)	4	4	4	4	4

Dividend yield	—	—	—	—	—

The weighted-average fair value of an option granted in 2001, 2002 and 2003, and in the six months ended June 30, 2003 and 2004, was $0.43, $0.17, $0.21, $0.21 and $0.29, respectively.

CORUS PHARMA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2003 and 2004 is unaudited)

Net Loss Per Share

The Company computes net loss per share in accordance with SFAS No. 128, Earnings per Share. Basic net loss per share is calculated by dividing the net loss by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share is computed by dividing the net loss by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. For the purposes of this calculation, issued but unvested shares of common stock subject to repurchase by the Company are not considered outstanding and, therefore, are not included in the calculation of net loss per share. Further, preferred stock and options considered to be common stock equivalents are only included in the calculation of diluted net loss per share when their effect is dilutive.

The pro forma basic and diluted net loss per share calculations assume the conversion of all outstanding shares of convertible preferred stock into shares of common stock using the as-if-converted method as of the date of issuance.

CORUS PHARMA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2003 and 2004 is unaudited)

The following table sets forth the computation of basic and diluted, and pro forma, net loss per share (in thousands, except per share data):

	Period from January 2, 2001 (Date of Inception) through December 31, 2001	For Year Ended December 31,		For Six Months Ended June 30,
		2002	2003	2003	2004
				(unaudited)
Basic and Dilutive
Net loss	$(2,454)	$(11,592)	$(25,118)	$(9,781)	$(11,466)
Weighted average common shares, basic	6,208	8,402	9,133	8,902	9,571
Less: Weighted average unvested common shares subject to repurchase	(3,146)	(3,760)	(2,125)	(2,531)	(781)

Denominator for basic and diluted net loss	3,062	4,642	7,008	6,371	8,790

Basic and diluted net loss per share	$(0.80)	$(2.50)	$(3.58)	$(1.54)	$(1.30)

Pro Forma
Net loss			$(25,118)		$(11,466)
Basic and diluted weighted average common shares			7,008		8,790
Pro forma adjustment for preferred shares as-if-converted			49,709		83,358

Denominator for pro forma basic and diluted net loss basic and diluted net loss			56,717		92,148
Pro forma basic and diluted net loss per share			$(0.44)		$(0.12)

Historical outstanding dilutive securities not included in diluted net loss per share
Preferred stock	15,448	15,448	56,562	56,562	112,600
Warrants to purchase common stock	165	220	220	220	220
Options to purchase common stock	565	1,220	3,767	3,401	6,089

	16,178	16,888	60,549	60,183	118,909

Recent Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability, or as an asset in some circumstances. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company’s consolidated financial statements.

CORUS PHARMA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2003 and 2004 is unaudited)

2. Cash, Cash Equivalents, and Short-Term Investments

Cash, cash equivalents and short-term investments consist of the following (in thousands):

	As of December 31,		As of June 30, 2004
	2002	2003
			(unaudited)
Cash and cash equivalents	$5,342	$2,934	$1,087

Certificates of deposit	—	396	2,170
Commercial paper	—	—	9,925
Auction rate certificates	—	18,200	60,174

Total short-term investments	—	18,596	72,269

Total cash, cash equivalents and short-term investments	$5,342	$21,530	$73,356

All of the Company’s short-term investments have a maturity date of less than 12 months. The Company has not experienced any significant realized gains or losses on its investments in the periods presented. Gross unrealized gains and losses at December 31, 2002 and 2003 and at June 30, 2004 were not material.

3. Property and Equipment

Property and equipment consists of the following (in thousands):

	As of December 31,		As of June 30, 2004
	2002	2003
			(unaudited)
Computer equipment	$303	$603	$736
Office equipment and furniture	134	261	271
Lab equipment	79	390	464
Leasehold improvements	41	278	278

	557	1,532	1,749
Less accumulated depreciation	(149)	(505)	(755)

	$408	$1,027	$994

Depreciation expense totaled $34,000, $115,000, $356,000 and $250,000 for the periods ended December 31, 2001, 2002 and 2003 and the six months ended June 30, 2004, respectively.

4. Income Taxes

At December 31, 2003, the Company had a net operating loss and research and development (“R&D”) tax credit carryforwards of approximately $38.4 million and $985,000, respectively. These net operating loss carryforwards and R&D tax credits will expire during 2021 to 2024. The Company’s ability to utilize its net operating loss carryforward may be limited in the event that a change in ownership, as defined in Section 382 of the Internal Revenue Code of 1986, as amended, occurs in the future.

CORUS PHARMA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2003 and 2004 is unaudited)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance equal to its deferred tax assets due to the uncertainty of realizing the benefits of the assets. The increase in the valuation allowance on the deferred tax asset was $9,443,000, $4,050,000 and $785,000 for 2003, 2002 and 2001, respectively. The effects of temporary differences and carryforwards that give rise to deferred tax assets and liabilities are as follows (in thousands):

	As of December 31,
	2002	2003
Deferred tax assets:
Net operating loss carryforward	$4,321	$13,072
R&D tax credit carryforwards	49	985
Research accruals	349	—
Other temporary differences	116	221

Total deferred tax assets	4,835	14,278
Less valuation allowance	(4,835)	(14,278)

Net deferred tax assets	$—	$—

5. Lease Commitments

The Company has three facility leases for office and laboratory space. Under one of these leases, the Company was initially required to provide a $100,000 letter of credit as security for the lease through the end of the lease term, which was August 2005. In June 2004, this lease was amended and the letter of credit was increased to $200,000, the lease term was extended to August 2010 and the Company was granted an option to renew the lease for an additional five-year term. The Company maintains a restricted cash account at Wells Fargo Bank equal to the face value of the letter of credit. The other two facility leases expire in March and April 2005. Future minimum lease commitments under noncancelable operating leases with initial or remaining terms in excess of one year as of June 30, 2004 are as follows (in thousands):

Amount
Remainder of 2004	$468
2005	888
2006	1,095
2007	1,117
2008	1,138
2009	1,160
Thereafter	684

$6,550

Rental expense totaled $133,000 for the period from January 2, 2001 (date of inception) through December 31, 2001, $274,000 and $676,000 for the years ended December 31, 2002 and 2003, respectively, and $445,000 for the six months ended June 30, 2004.

CORUS PHARMA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2003 and 2004 is unaudited)

6. Convertible Preferred Stock

In June 2004, Corus completed the sale of 56,038,635 shares of Series C Preferred Stock (“Series C Preferred”) for gross proceeds of $65 million, or $1.16 per share. The Company incurred $1,555,000 of fees and other expenses in connection with the Series C Preferred offering. These expenses included: (a) fees of $1,225,000 paid to Montgomery & Co., LLC, an investment banking firm, of which two principals are related to the Company’s President and Chief Executive Officer, (b) additional compensation to Montgomery & Co. valued at $104,400 to be settled with equity securities, and (c) legal and other costs of $225,600. Each share of Series C Preferred is convertible into common stock as provided by the Company’s Certificate of Incorporation (currently at a 1:1 basis) and the holders of Series C Preferred have broad-based anti-dilution protection provisions that could change the conversion ratio as a result of certain future financings completed for less than $1.16 per share.

In March 2003, Corus sold 41,113,949 shares of Series B Preferred Stock (“Series B Preferred”) for gross proceeds of $40 million, or $0.9729 per share. The Company incurred $354,000 of expenses in connection with the Series B Preferred offering. These expenses were comprised primarily of legal and travel costs. Each share of Series B Preferred is convertible into common stock as provided by the Company’s Certificate of Incorporation (currently at a 1:1 basis) and the holders of Series B Preferred have broad-based anti-dilution protection provisions that could change the conversion ratio as a result of certain future financings completed for less than $0.9729 per share.

In May 2001, Corus sold 8,468,757 shares of Series A Preferred Stock (“Series A Preferred”) for gross proceeds of $18.5 million, or $2.1845 per share. The Company incurred $1,117,000 of fees and other offering costs in connection with the Series A Preferred offering, which included: (a) fees of $953,086 paid to Digital Coast Partners (“DCP”), an investment banking firm, of which two principals are related to the Company’s President and Chief Executive Officer, (b) a warrant issued DCP to purchase 219,725 shares of common stock valued at $84,000, and (c) legal and other costs of $80,000. Each share of Series A Preferred, as provided by the Articles of Incorporation, was originally convertible into common stock on a 1:1 basis. The Company’s sleep apnea and snoring program was canceled in early 2002. This cancellation triggered an adjustment to the conversion ratio from 1:1 to 1:1.339773 shares of common stock for each share of Series A Preferred (or $1.6305 per share for Series A Preferred and 11,346,212 shares of common stock in the aggregate). In addition, as a result of the completion of the Series B Preferred offering in March 2003 at a price below $1.6305, the conversion ratio of the Series A Preferred was further adjusted to 1.8241 shares of common stock for each share of Series A Preferred (or $1.1976 per share for the Series A Preferred and 15,447,561 shares of common stock in the aggregate).

Holders of Series C Preferred, Series B Preferred and Series A Preferred (“Preferred Stockholders”) have preferential rights to common stockholders to noncumulative dividends when and if declared by the board of directors. Preferred Stockholders are entitled to the number of votes equal to the number of shares of common stock into which the Preferred Stock could be converted. Preferred Stock is convertible into common stock: (a) at the option of the holder, or (b) the earlier of (i) the vote or written consent of the holders of 66 2/3% of the shares of Preferred Stock, or (ii) the closing of an initial public offering of the Company’s common stock at a price not less than $5.00 per share and having aggregate gross proceeds not less than $30 million. The conversion rate is subject to adjustment, as provided by the Company’s Certificate of Incorporation.

In the event of a liquidation event, rights to liquidation payments are as follows: the holders of Series C Preferred have preferential rights to holders of Series B Preferred who have preferential rights to holders of

CORUS PHARMA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2003 and 2004 is unaudited)

Series A Preferred and holders of Series A Preferred have preferential rights to holders of common stock. Series C Preferred holders are entitled to liquidation payments of their original issuance price of $1.16 per share of Series C Preferred, plus any declared and unpaid dividends. After liquidation payments are complete to Series C Preferred holders, Series B Preferred holders are entitled to liquidation payments of their original issuance price of $0.9729 per share of Series B Preferred, plus any declared and unpaid dividends. After liquidation payments are complete to Series B Preferred holders, Series A Preferred holders are entitled to liquidation payments equal to their original issuance price of $2.1845 per share of Series A Preferred, plus any declared and unpaid dividends. Any additional distribution will be made to the holders of common stock and Preferred Stock on a pro rata as-converted basis.

In the event of a change in control whereby the Company: (a) is involved in any liquidation, or winding up of the Company, whether voluntary or not, (b) sells or disposes of all or substantially all of the assets of the Company, or (c) effects any other transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of, then a “deemed liquidation” event occurs whereby the Preferred Stockholders are entitled to receive their liquidation preferences described above. This change in control provision requires the Company to classify the Preferred Stock outside of permanent equity because under those circumstances the redemption of the Preferred Stock is outside the control of the Company.

The Preferred Stockholders have certain protective provisions whereby the Company is precluded from carrying out certain actions specified in the Company’s Certificate of Incorporation without the approval of 66 2/3% of the Preferred Stockholders. These actions include: (a) a liquidation or sale of the Company, (b) amendments to the Certificate of Incorporation or Bylaws, (c) changes to the number of authorized shares of Preferred Stock, (d) the ability to issue any new equity security having a preference over, or being in parity with, the holders of Preferred Stock, (e) the ability to redeem any shares of capital stock, or (f) changes to the number of directors.

The Company has entered into a Stockholders’ Agreement with the holders of its common stock and Preferred Stock and into an Information and Registration Rights Agreement with the holders of its Preferred Stock. Certain of the provisions of these agreements are discussed below.

The Stockholders’ Agreement contains various rights, including a right of first refusal whereby if a stockholder proposes to accept an offer from a person to purchase shares of the Company’s common stock or Preferred Stock, then such selling stockholder must first give notice to the Company stating the terms and conditions of such purchase offer. The Company then has a right of first refusal with respect to such selling stockholder’s sales. Additionally, if the Company elects not to purchase any shares, then such shares must be offered for sale to other stockholders, who may then participate on a pro rata basis. The Stockholders’ Agreement also contains (a) certain rights whereby Preferred Stockholders are entitled to participate on a pro rata basis in future equity offerings and (b) a provision that if the board of directors and 66 2/3% of the Preferred Stockholders vote in favor of an agreement to sell all or substantially all of the Company’s securities, then all of the other stockholders may be required to sell their ownership in accordance with such agreement. The Stockholders’ Agreement also contains provisions on the size, composition and voting rights of the board of directors.

The Information and Registration Rights Agreement contains provisions whereby (a) the Company has agreed to deliver certain financial information to stockholders annually, (b) the Company has agreed to provide certain financial information on a quarterly basis to a stockholder holding more than one million shares of common stock, or an equivalent number of shares of common stock issuable upon conversion of Preferred Stock, and (c) the Company has granted to the stockholders various registration rights with respect to their common stock.

CORUS PHARMA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2003 and 2004 is unaudited)

7. Common Stock

In April 2004, the Company increased its authorized common stock from 75,000,000 shares to 150,000,000 shares and increased its authorized preferred stock from 50,000,000 shares to 106,479,258 shares. In addition, the Company designated 56,896,552 shares as Series C Preferred.

During 2003, the Company sold 576,922 shares of common stock to board members at $0.26 per share, which was the fair market value at the date of purchase.

In January 2002, the Company entered into an agreement to license an inhalation technology and patent portfolio for the treatment of asthma and other associated respiratory diseases from Mayo Clinic. BioGenetic Ventures, Inc. (“BGV”) is a third-party beneficiary of this agreement. In connection with this agreement, the Company issued 301,851 shares of common stock valued at $78,000 and 100,483 shares of common stock valued at $61,000 to BGV during 2003 and 2002, respectively.

Between January and April 2001, the Company sold 7.25 million shares of common stock to founders for cash proceeds of $725,000, or $0.10 per share. Also, during these months, the Company issued 825,000 shares of common stock to other founders in exchange for services rendered to the Company and the assignment of patent rights to the Company, which were valued at $82,000, or $0.10 per share.

Between January and April 2001, general and administrative expenses of the Company, primarily rent, were paid by the Company’s President and Chief Executive Officer. Total expenses paid on behalf of the Company were $81,612 and have been treated as a capital contribution and expensed.

In December 2001, the Company sold 250,000 shares of common stock to a board member at $0.22 per share. As the fair value of the Company’s common stock was deemed to be $0.61 per share in December 2001, the Company recorded a non-cash deferred compensation charge of $97,000. The amount was being amortized over a 48-month vesting period for the underlying repurchase right until October 2003, when the board of directors eliminated the repurchase right.

The Company’s stock purchase agreements contain repurchase rights whereby the Company has the right to repurchase the shares of common stock held by founders at the original issue price of $0.10, if their employment terminates for cause. Such rights lapse immediately upon an involuntary termination resulting from a change in control. At December 31, 2003, 1,562,500 shares of common stock were subject to repurchase. The Company’s rights to repurchase lapsed during the six months ended June 30, 2004. The Company recorded a liability under deposit accounting of $157,000 and $354,000 at December 31, 2003 and 2002, respectively. During the six months ended June 30, 2004, and the 12 months ended December 31, 2003 and 2002, the Company reclassified $157,000, $197,000 and $170,000, respectively, from common stock subject to repurchase to equity, representing the lapse of repurchase rights during the periods.

Each holder of common stock is entitled to one vote for each share of common stock held of record on all matters on which stockholders generally are entitled to vote.

CORUS PHARMA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2003 and 2004 is unaudited)

The Company has reserved shares of common stock for future issuance as follows:

	As of December 31, 2003	As of June 30, 2004
Stock option plan	7,782,500	11,716,100
Series A Preferred	15,447,561	15,447,561
Series B Preferred	41,113,949	41,113,949
Series C Preferred	—	56,038,635
Common stock warrants	219,725	219,725

	64,563,735	124,535,970

8. Common Stock Warrants

In May 2001, the Company issued a warrant to DCP for the purchase of 164,796 shares of common stock at an exercise price of $2.1845 per share for services provided in connection with the Series A Preferred offering. The estimated fair value of the warrant of $84,000 was included in the costs of the offering. The warrant expires in May 2011. The number of shares and exercise price were automatically adjusted to 219,725 shares and $1.6384 per share, respectively, upon the adjustment to the Series A Preferred conversion ratio discussed in Note 6 to these consolidated financial statements. The Company valued the warrant using a Black-Scholes equity valuation model with the following assumptions: volatility of 100%, expected life of 10 years, fair value of common stock of $0.61 per share on the date of grant, no dividends, and a risk-free interest rate of 5.2%.

9. Stock Option Plan

Under the terms of the Corus Pharma, Inc. 2001 Stock Plan (the “Plan”), the board of directors may grant incentive and nonqualified stock options, restricted stock and other forms of stock-based compensation to employees, officers, directors and consultants of the Company. At December 31, 2003 and June 30, 2004, the number of shares available for grant for future issuance under the Plan was 4,015,550 and 5,626,750, respectively. The Company generally grants stock options with exercise prices equal to the fair market value of common stock on the date of grant as determined by the board of directors. Options vest by specific terms of the option agreement, and typically have a term of 10 years from the date of grant. Options generally vest over four years with the first 25% vesting after 12 months of continuous employment beginning from the vesting commencement date, then the remaining shares vest 25% per year after each subsequent 12 months of continuous employment thereafter, such that the entire option is fully vested after four years of service from the vesting commencement date. Options that expire, or otherwise terminate, revert to and again become available for issuance under the Plan.

CORUS PHARMA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2003 and 2004 is unaudited)

Information with respect to the Plan is as follows:

		Outstanding
	Number of Shares Available for Grant	Number of Shares	Weighted- Average Exercise Price
Adoption of 2001 Stock Plan	2,049,492	—	—
Options granted	(565,000)	565,000	$0.22

Balance at December 31, 2001 (exercisable-none)	1,484,492	565,000	$0.22
Authorized increase in Plan	450,508	—	—
Options granted	(657,500)	657,500	$0.55
Options cancelled	2,500	(2,500)	$0.26

Balance at December 31, 2002 (exercisable-311,185)	1,280,000	1,220,000	$0.40
Authorized increase in Plan	5,500,000	—	—
Options granted	(2,846,900)	2,846,900	$0.26
Options cancelled	82,450	(82,450)	$0.41
Options exercised	—	(217,500)	$0.23

Balance at December 31, 2003 (exercisable-243,750)	4,015,550	3,766,950	$0.30
Authorized increase in Plan (unaudited)	4,000,000	—	—
Options granted (unaudited)	(2,401,220)	2,401,220	$0.36
Options cancelled (unaudited)	12,420	(12,420)	$0.35
Options exercised (unaudited)	—	(66,400)	$0.25

Balance at June 30, 2004 (unaudited) (exercisable-1,088,538)	5,626,750	6,089,350	$0.33

The following summarizes information about stock options outstanding and exercisable at December 31, 2003:

	Outstanding			Exercisable
Range of Exercise Price	Number of Options	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
$0.22	442,500	7.79	$0.22	92,500	$0.22
$0.26	2,821,950	9.32	0.26	25,625	0.26
$0.61	502,500	8.50	0.61	125,625	0.61

	3,766,950	9.03	$0.30	243,750	$0.43

CORUS PHARMA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2003 and 2004 is unaudited)

The following summarizes information about stock options outstanding and exercisable at June 30, 2004:

	Outstanding			Exercisable
Range of Exercise Price	Number of Options	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
$0.22	420,000	7.29	$0.22	190,625	$0.22
$0.26	2,778,050	8.82	0.26	562,288	0.26
$0.35	2,238,800	9.55	0.35	100,000	0.35
$0.50	90,000	9.83	0.50	—	—
$0.60	60,000	9.95	0.60	—	—
$0.61	502,500	8.00	0.61	235,625	0.61

	6,089,350	8.94	$0.33	1,088,538	$0.34

10. Employee Savings Plan

The Company has a 401(k) savings plan (the “Savings Plan”) for those employees who meet minimum eligibility requirements. Eligible employees may contribute up to 15% of their annual compensation to the Savings Plan, subject to IRS limitations. Each participant is fully vested in his or her deferred salary contribution. The Company may also, at its sole discretion, make contributions to the Savings Plan. Any contributions made by the Company during a Savings Plan year will be allocated to all qualified Savings Plan participants who are employees of the Company on the last day of that Savings Plan year. The last day of a Savings Plan year is December 31. If the Company elects to contribute to the Savings Plan, qualified participants will be fully vested in such contributions. To date, the Company has not made any contributions to the Savings Plan.

11. Commitments

The Company has entered into various agreements for the development of its products for respiratory and infectious diseases. The Company expenses research and development costs as incurred. License and milestone payments due prior to regulatory approval to market a product are also charged to research and development.

In January 2002, the Company entered into an agreement to license an inhalation technology and patent portfolio for the treatment of asthma and other associated respiratory diseases from Mayo Clinic. This technology is the basis of the Company’s lidocaine solution for inhalation (“Corus 1030”) program. The agreement with Mayo Clinic provides the Company’s exclusive right to develop marketable products, for public use and benefit within the defined territory and field, using Mayo Clinic’s licensed patents and licensed know-how. Under the terms of the agreement, the Company was required to make an upfront, nonrefundable royalty payment and is required to make milestone payments to each party based on the successful progress of the program and development of the Company’s Corus 1030 program. In addition, the terms of the agreement with Mayo Clinic provide that the Company will pay Mayo Clinic a royalty on net sales of Corus 1030 in the defined territory.

In January 2002, the Company also entered into an agreement with BGV in connection with the execution of the Mayo Clinic agreement. For BGV’s assistance in the execution of the Mayo Clinic agreement,

CORUS PHARMA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2003 and 2004 is unaudited)

the Company was required to make milestone payments to BGV consisting of cash and equity securities and is required to make additional milestone payments based on the successful progress of the Corus 1030 program.

In April 2003, the Company entered into an agreement with PARI GmbH (“PARI”) for the development of an inhaler for the delivery of Corus 1030. The terms of the agreement provide that the Company will make milestone payments to PARI based on the successful progress of the program. Under the terms of the agreement, the Company is obligated to purchase a minimum number of inhalers each year for five years beginning the first year after commercialization. If the Company does not meet the minimum purchase requirements, the Company shall pay PARI for any unordered inhalers up to a maximum of $1.5 million in the first year, $2.0 million in the second year and $2.5 million in each of years three through five.

In connection with the Corus 1030 related agreements, the Company has made nonrefundable payments of $100,000, $300,000 and $621,000 during the six months ended June 30, 2004, and the years ended December 31, 2003 and 2002, respectively, and issued 301,851 shares of common stock valued at $0.26 per share and 100,483 shares of common stock valued at $0.61 per share during 2003 and 2002, respectively. Under the terms of the above agreements, in periods after June 30, 2004, the Company may make milestone payments totaling $7.0 million, contingent upon the successful progression of the program. Additionally, the terms of the above agreements provide that the Company will pay royalties on net sales of the licensed products in their defined territories.

In February 2002, the Company entered into an agreement with PARI for the development of a drug formulation, drug product and inhaler for the delivery of Corus’s aztreonam (“Corus 1020”) drug to treat cystic fibrosis and other associated respiratory diseases. In addition to payments for services, the terms of the agreement provide that the Company will make milestone payments to PARI based on the successful progress of the program and Corus will pay PARI royalty payments on net sales of Corus 1020.

In connection with this agreement related to Corus 1020, the Company made nonrefundable payments of $500,000 in 2002 and $500,000 during the six months ended June 30, 2004. Under the terms of the above agreement, in periods after June 30, 2004, the Company may make milestone payments totaling $4.0 million, contingent upon the successful progression of the Corus 1020 program. Additionally, the agreement provides that if Corus obtains approval to commercialize Corus 1020, following such approval, the Company will pay royalties to PARI on net sales of Corus 1020. The royalty provision includes minimum annual royalties that increase to $1.0 million by the fourth year following commercialization. The agreement also contains clauses that could require acceleration of royalty payments aggregating $1.0 million and provides for the Company’s ability to buy down royalty rates.

In connection with the Company’s Corus 1020 program, in September 2003, the Company entered into a milestone-based agreement with Cystic Fibrosis Foundation Therapeutics, Inc. (“CFFT”). Under the terms of the agreement, the Company will receive funding from CFFT if certain clinical milestones are met in the Company’s Corus 1020 program. The Company received $500,000 upon database lock of the Company’s Phase Ib trial and received $500,000 upon enrollment of the last patient in the Company’s Phase II trial, which was achieved in July 2004. Under the terms of the agreement, the amount and timing of repayments to CFFT depends on the occurrence of certain events. The Company expects to repay CFFT $1.0 million upon either (1) receiving FDA marketing approval of Corus 1020 or (2) the Company’s failure to submit a new drug application or obtain FDA marketing approval by July 2007. In addition, the agreement requires the Company to pay to CFFT an additional $2.0 million if the Company receives FDA marketing approval of Corus 1020 prior to February 3,

CORUS PHARMA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2003 and 2004 is unaudited)

2009, or an additional $3.0 million if the Company receives FDA approval subsequent to February 3, 2009. The Company will accrue such additional amounts at the point it becomes probable that the amount to be repaid to CFFT exceeds the amount received.

In connection with the drug manufacturing supply requirements of the Company’s Corus 1020 program, the Company has entered into a long-term supply agreement with Euticals SpA for the supply of the aztreonam active pharmaceutical ingredient. Under the terms of this agreement, the Company is obligated to provide Euticals with a five-quarter forward-looking forecast that is updated quarterly. Based on the forecasts that the Company provides, the Company will have minimum purchase obligations that are fixed in the early portions of the forecast, becoming more flexible in the later quarters. Under the terms of the agreement, either party may terminate this agreement upon the later to occur of two years’ written notice and the seven-year anniversary of the Company’s first commercial sale of Corus 1020. The Company may also terminate the agreement if Euticals fails to properly address any FDA warning or maintain required registrations for its production facility or if, after seven years from the effective date, an alternative supply of aztreonam is available to the Company at a reduced rate. As of June 30, 2004, the Company had an obligation to make cash payments to Euticals under this agreement of $528,000 in the third quarter of 2004. At that date, the Company had no further financial obligations to Euticals under this agreement.

12. Related-Party Transactions

Michael J. Montgomery and James W. Montgomery, brothers of A. Bruce Montgomery, the Company’s President and Chief Executive Officer, are principals of DCP and Montgomery & Co. Michael J. Montgomery was also a director of the Company from its inception until November 20, 2003.

In January 2001, the Company entered into a financing representation agreement with DCP under which the Company engaged DCP to act as an exclusive representative for arranging equity, debt or other financing. Under the financing representation agreement, the Company agreed to (a) pay DCP a fee of 5% of the gross proceeds of the financing and (b) issue to DCP a warrant to purchase shares of the Company’s common stock having an aggregate exercise price equal to 2% of the gross proceeds of the financing. Corus also agreed to indemnify DCP against any and all third-party losses, claims, damages, liabilities, costs, expenses and fees, including, without limitation, legal fees incurred by DCP as a party or participant arising out of DCP’s services as the Company’s financing representative.

In May 2001, with the assistance of DCP, the Company sold 8,468,757 shares of the Company’s Series A Preferred in a private placement in which the Company received gross proceeds of $18.5 million. Upon completion of the transaction, the Company paid DCP a financing representation fee of $953,000. Also in connection with this transaction, the Company issued to DCP a warrant to purchase 164,796 shares of common stock at an exercise price of $2.1845 per share. Other than this fee and warrant, no other compensation was earned by DCP under the financing representation agreement, which was terminated on May 18, 2001. Pursuant to the terms of the warrant, as a result of an adjustment in the conversion price of the Series A Preferred, the number of shares exercisable under the warrant was adjusted to 219,725 and the exercise price was adjusted to $1.6384 per share. In June 2003, DCP changed its name to Montgomery & Co. while maintaining substantially the same principal ownership structure.

CORUS PHARMA, INC.

(A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2004 and for the six months ended June 30, 2003 and 2004 is unaudited)

In June 2004, with the assistance of Montgomery & Co., the Company completed the sale of 56,038,635 shares of the Company’s Series C Preferred in a private placement. In connection with this transaction, the Company received gross proceeds of $65.0 million and paid Montgomery & Co. a financing representation fee of $1,225,000 and accrued additional compensation valued at $104,400, to be settled with equity securities. Other than this fee and accrued compensation, no other compensation was earned by Montgomery & Co. under the financing representation agreement, which was terminated on June 30, 2004.

13. Events Subsequent to June 30, 2004 (unaudited)

Initial Public Offering and Change in Control Severance Agreements

In August 2004, the Company’s board of directors approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s common stock. In August 2004, the board of directors also approved a form of change in control severance agreement that the Company expects to enter into with its executive officers and certain senior employees. These agreements provide for full acceleration of vesting of outstanding stock options and other outstanding stock awards upon a change in control of the Company (as defined in the agreement), which would represent a new measurement date for such award and could result in an accounting charge, at the time of a change in control, if any.

Common Stock

In September 2004, the Company issued an aggregate of 211,207 shares of the Company’s common stock to Montgomery & Co. and three of its principals in settlement of the accrued compensation recorded as of June 30, 2004.

Issuance of Stock Options

The Company granted an aggregate of 2,848,048 options to employees in July 2004 with an exercise price of $0.60, which equals the fair market value of the Company’s common stock on the date of grant.

Through and including                     , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                     Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.

Pacific Growth Equities, LLC

SunTrust Robinson Humphrey

JMP Securities

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the NASDAQ National Market listing fee.

Amount to be Paid
SEC registration fee	$12,670
NASD filing fee	10,500
NASDAQ National Market listing fee	100,000
Printing and engraving expenses	300,000
Legal fees and expenses	800,000
Accounting fees and expenses	600,000
Blue Sky qualification fees and expenses	25,000
Transfer Agent and Registrar fees	5,000
Miscellaneous fees and expenses	146,830

Total	$2,000,000

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation—a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard applies in the case of derivative actions, except that indemnification extends only to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that other indemnification may also be granted by a corporation’s charter, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Article VIII of the registrant’s amended and restated bylaws (Exhibit 3.3) requires indemnification to the full extent permitted under Delaware law. Subject to any restrictions imposed by Delaware law, the registrant’s bylaws provide an unconditional right to indemnification for all expense, liability and loss (including attorneys’ fees, judgment, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by any person in connection with any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative (including, to the extent permitted by law, any derivative action) by reason of the fact that the person is or was serving as a director or officer of the registrant or that, being or having been a director or officer of the registrant, the person is or was serving at the registrant’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan. The bylaws also provide that the registrant may, by action of the registrant’s board of directors, provide indemnification to its employees and agents with the same scope and effect as the above indemnification of directors and officers.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) any transaction from which the director derived an improper personal benefit.

Article Tenth of the registrant’s amended and restated certificate of incorporation (Exhibit 3.1) provides that to the full extent that the DGCL permits the limitation or elimination of the liability of directors, the registrant’s directors shall not be liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment to or repeal of Article Tenth shall not adversely affect any right or protection of the registrant’s directors for or with respect to any acts or omissions of the directors occurring before the amendment or repeal.

The registrant has entered into indemnification agreements with each director, which agreements provide indemnification under certain circumstances for acts and omissions that may not be covered by any directors’ and officers’ liability insurance. The indemnification agreements may require the registrant, among other things, to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as officers and directors (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain officers’ and directors’ insurance, if available on reasonable terms. We currently maintain directors’ and officers’ liability insurance.

The form of Underwriting Agreement, filed as Exhibit 1.1 to this registration statement, provides for indemnification of the registrant and its controlling persons against certain liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

Since August 1, 2001, the registrant has sold and issued the following unregistered securities.

(1) On December 7, 2001, the registrant issued 250,000 shares of common stock to Kirby L. Cramer for a consideration of $0.22 per share, or an aggregate of $55,000.

(2) On January 16, 2002 and March 31, 2003, the registrant issued 75,000 and 301,851 shares of common stock, respectively, to a party to a license agreement in connection with the terms of such agreement, and an additional 25,483 shares of common stock in connection with an adjustment to the original 75,000 shares on September 12, 2002.

(3) On February 20, 2003, the registrant issued 384,615 shares of common stock to Robert T. Gavre for a consideration of $0.26 per share, or an aggregate of $100,000.

(4) On February 21, 2003, February 28, 2003, March 6, 2003 and March 18, 2003, the registrant issued an aggregate of 41,113,949 shares of Series B Preferred Stock, which are convertible into 41,113,949 shares of common stock, to 33 accredited investors for a consideration of $0.973 per share, or an aggregate of $39,999,761.

(5) On August 5, 2003, the registrant issued 192,307 shares of common stock to Kirby L. Cramer for a consideration of $0.26 per share, or an aggregate of $50,000.

(6) On April 9, 2004, April 21, 2004, May 7, 2004 and June 30, 2004, the registrant issued an aggregate of 56,038,635 shares of Series C Preferred Stock, which are convertible into 56,038,635 shares of common stock, to 79 accredited investors for a consideration of $1.16 per share, or an aggregate of $65,004,818.

(7) On September 21, 2004, the registrant issued an aggregate of 211,207 shares of common stock to Montgomery & Co., LLC and three of its principals as part of the financing representation agreement with Montgomery & Co. in connection with the registrant’s Series C Preferred Stock financing.

(8) From September 10, 2001 to September 30, 2004, the registrant has issued options to purchase an aggregate of 9,318,668 shares of its common stock under its 2001 Plan to a number of its employees and directors, 366,225 shares of which have been exercised at purchase prices ranging from $0.22 per share to $0.61 per share. Of these options, options for 174,437 shares have been cancelled without being exercised and options for 8,778,006 shares remain outstanding.

The sales and issuances described in paragraphs 1-7 above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated under the Securities Act, on the basis that the transactions did not involve a public offering. The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends where affixed to the securities issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

The sales and issuances described in paragraph 8 above was exempt from Securities Act registration under Rule 701 of the Securities Act, on the basis that such securities were offered and sold either in accordance with a written compensatory benefit plan or in accordance with a written contract relating to compensation.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

Number	Description

1.1*	Form of Underwriting Agreement

3.1**	Amended and Restated Certificate of Incorporation

3.2**	Form of Amended and Restated Certificate of Incorporation to be effective upon closing

3.3**	Amended and Restated Bylaws

3.4**	Form of Amended and Restated Bylaws to be effective upon closing

4.1**	Amended and Restated Information and Registration Rights Agreement dated April 9, 2004

4.2*	Specimen Common Stock Certificate

5.1*	Opinion of Orrick, Herrington & Sutcliffe LLP regarding the legality of the common stock being registered

10.1**	Form of Indemnification Agreement between Corus and each of its officers and directors

10.2**	2001 Stock Plan

10.3*	2004 Stock Incentive Plan

10.4**	Office Lease by and between Connecticut General Life Insurance Company and Corus dated April 6, 2001

10.5**	First Amendment to Office Lease by and between Connecticut General Life Insurance Company and Corus dated February 6, 2002

10.6**	Second Amendment to Office Lease by and between Connecticut General Life Insurance Company and Corus dated September 23, 2002

10.7**	Third Amendment to Office Lease by and between Connecticut General Life Insurance Company and Corus dated July 7, 2003

10.8**	Fourth Amendment to Office Lease by and between Connecticut General Life Insurance Company and Corus dated June 4, 2004

Number	Description

10.9**	Consent to Sublease by and among ARE-3005 First Avenue, LLC, Dendreon Corporation and Corus dated as of September 10, 2002

10.10**	Sublease by and between Dendreon Corporation and Corus dated as of September 6, 2002

10.11**	Consent to Amendment to Sublease by and among ARE–3005 First Avenue, LLC, Dendreon Corporation and Corus dated December 5, 2002

10.12**	Amendment to Sublease by and between Dendreon Corporation and Corus dated December 19, 2002

10.13**	Consent to Second Amendment to Sublease by and among ARE-3005 First Avenue, LLC, Dendreon Corporation and Corus dated August 31, 2003

10.14**	Second Amendment to Sublease by and between Dendreon Corporation and Corus dated July 6, 2003

10.15**	Letter from Dendreon Corporation to Corus Pharma, Inc. regarding relinquishment of subleased space dated June 22, 2004

10.16†**	Development Agreement by and between PARI GmbH and Abaris Pharma, Inc. (a former wholly owned subsidiary of Corus) dated April 3, 2003

10.17†**	Development Agreement by and between PARI GmbH and Salus Pharma, Inc. (a former wholly owned subsidiary of Corus) dated February 20, 2002

10.18†**	Pharmaceutical Supply Agreement between Corus and Euticals SpA dated January 24, 2004

10.19†**	Master Services Agreement by and between Inveresk Research International Limited and Abaris Pharma, Inc. (a former wholly owned subsidiary of Corus) dated April 7, 2003

10.20†**

Master Services Agreement by and among Inveresk Clinical Research Limited, Inveresk Research International Limited and Salus Pharma, Inc. (a former wholly owned subsidiary of Corus) dated July 24, 2002

10.21†**	Services Agreement by and between Inveresk Research International Limited and Abaris Pharma, Inc. (a former wholly owned subsidiary of Corus) dated July 1, 2003

10.22**	Employee Confidentiality, Inventions, and Non-Competition Agreement by and between A. Bruce Montgomery, M.D. and Corus dated May 2001

10.23†**	Technology License Contract between Abaris Pharma, Inc. (a former wholly owned subsidiary of Corus) and Mayo Foundation for Education and Research dated January 4, 2002

10.24**	Form of Change in Control Severance Agreement between Corus and its executive officers and other senior employees

10.25**	Letter Agreement by and between Cystic Fibrosis Foundation Therapeutics, Inc. and Corus dated September 25, 2003

10.26†**	Settlement Agreement and General Release by and among Corus, A. Bruce Montgomery, M.D., Jonathan P. Mow, Bio-Genetic Ventures, Inc. and Peter N. Allison dated September 12, 2002

10.27	Engagement Agreement by and between Corus and Montgomery & Co., LLC dated January 15, 2004

10.28	Letter Amendment to Engagement Agreement between Corus and Montgomery & Co., LLC dated September 2, 2004

23.1	Consent of Independent Registered Public Accounting Firm

23.2*	Consent of Orrick, Herrington & Sutcliffe LLP

24.1**	Power of Attorney

*	To be supplied by amendment.
**	Previously filed.
†	Confidential treatment has been requested for portions of this exhibit; the omitted material has been separately filed with the SEC.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seattle, state of Washington on October 18, 2004.

CORUS PHARMA, INC.

By:	/s/ A. BRUCE MONTGOMERY, M.D.
A. Bruce Montgomery, M.D.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to registration statement has been signed by the following persons in the capacities indicated on October 18, 2004.

Signature	Title

* Kirby L. Cramer	Director and Chairman of the Board

/s/ A. BRUCE MONTGOMERY, M.D. A. Bruce Montgomery, M.D.	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ DONALD F. SEATON III Donald F. Seaton III	Vice President Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

* Fritz R. Bühler, M.D.	Director

* Richard B. Brewer	Director

* Robert T. deGavre	Director

* Rodney A. Ferguson, Ph.D.	Director

* John H. Kim, M.D.	Director

* Ulrik Spork	Director

* Samuel P. Wertheimer, Ph.D.	Director

* By:	/s/ A. BRUCE MONTGOMERY, M.D.
A. Bruce Montgomery, M.D. Attorney-in-Fact

EXHIBIT INDEX

Number	Description

1.1*	Form of Underwriting Agreement

3.1**	Amended and Restated Certificate of Incorporation

3.2**	Form of Amended and Restated Certificate of Incorporation to be effective upon closing

3.3**	Amended and Restated Bylaws

3.4**	Form of Amended and Restated Bylaws to be effective upon closing

4.1**	Amended and Restated Information and Registration Rights Agreement dated April 9, 2004

4.2*	Specimen Common Stock Certificate

5.1*	Opinion of Orrick, Herrington & Sutcliffe LLP regarding the legality of the common stock being registered

10.1**	Form of Indemnification Agreement between Corus and each of its officers and directors

10.2**	2001 Stock Plan

10.3*	2004 Stock Incentive Plan

10.4**	Office Lease by and between Connecticut General Life Insurance Company and Corus dated April 6, 2001

10.5**	First Amendment to Office Lease by and between Connecticut General Life Insurance Company and Corus dated February 6, 2002

10.6**	Second Amendment to Office Lease by and between Connecticut General Life Insurance Company and Corus dated September 23, 2002

10.7**	Third Amendment to Office Lease by and between Connecticut General Life Insurance Company and Corus dated July 7, 2003

10.8**	Fourth Amendment to Office Lease by and between Connecticut General Life Insurance Company and Corus dated June 4, 2004

10.9**	Consent to Sublease by and among ARE-3005 First Avenue, LLC, Dendreon Corporation and Corus dated as of September 10, 2002

10.10**	Sublease by and between Dendreon Corporation and Corus dated as of September 6, 2002

10.11**	Consent to Amendment to Sublease by and among ARE–3005 First Avenue, LLC, Dendreon Corporation and Corus dated December 5, 2002

10.12**	Amendment to Sublease by and between Dendreon Corporation and Corus dated December 19, 2002

10.13**	Consent to Second Amendment to Sublease by and among ARE-3005 First Avenue, LLC, Dendreon Corporation and Corus dated August 31, 2003

10.14**	Second Amendment to Sublease by and between Dendreon Corporation and Corus dated July 6, 2003

10.15**	Letter from Dendreon Corporation to Corus Pharma, Inc. regarding relinquishment of subleased space dated June 22, 2004

10.16†**	Development Agreement by and between PARI GmbH and Abaris Pharma, Inc. (a former wholly owned subsidiary of Corus) dated April 3, 2003

10.17†**	Development Agreement by and between PARI GmbH and Salus Pharma, Inc. (a former wholly owned subsidiary of Corus) dated February 20, 2002

10.18†**	Pharmaceutical Supply Agreement between Corus and Euticals SpA dated January 24, 2004

10.19†**	Master Services Agreement by and between Inveresk Research International Limited and Abaris Pharma, Inc. (a former wholly owned subsidiary of Corus) dated April 7, 2003

10.20†**

Master Services Agreement by and among Inveresk Clinical Research Limited, Inveresk Research International Limited and Salus Pharma, Inc. (a former wholly owned subsidiary of Corus) dated July 24, 2002

Number	Description

10.21†**	Services Agreement by and between Inveresk Research International Limited and Abaris Pharma, Inc. (a former wholly owned subsidiary of Corus) dated July 1, 2003

10.22**	Employee Confidentiality, Inventions, and Non-Competition Agreement by and between A. Bruce Montgomery, M.D. and Corus dated May 2001

10.23†**	Technology License Contract between Abaris Pharma, Inc. (a former wholly owned subsidiary of Corus) and Mayo Foundation for Education and Research dated January 4, 2002

10.24**	Form of Change in Control Severance Agreement between Corus and its executive officers and other senior employees

10.25**	Letter Agreement by and between Cystic Fibrosis Foundation Therapeutics, Inc. and Corus dated September 25, 2003

10.26†**	Settlement Agreement and General Release by and among Corus, A. Bruce Montgomery, M.D., Jonathan P. Mow, Bio-Genetic Ventures, Inc. and Peter N. Allison dated September 12, 2002

10.27	Engagement Agreement by and between Corus and Montgomery & Co., LLC dated January 15, 2004

10.28	Letter Amendment to Engagement Agreement between Corus and Montgomery & Co., LLC dated September 2, 2004

23.1	Consent of Independent Registered Public Accounting Firm

23.2*	Consent of Orrick, Herrington & Sutcliffe LLP

24.1**	Power of Attorney

*	To be supplied by amendment.
**	Previously filed.
†	Confidential treatment has been requested for portions of this exhibit; the omitted material has been separately filed with the SEC.